As filed with the U.S. Securities and Exchange Commission on December 18, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Playtika Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	7374	81-3634591
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituarch, Israel

972-73-316-3251

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Antokol

Chief Executive Officer

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituarch, Israel

972-73-316-3251

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Treska Charles K. Ruck Benjamin A. Potter Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Michael Cohen Executive Vice President, General Counsel and Secretary c/o Playtika Ltd. HaChoshlim St 8 Herzliya Pituarch, Israel 972-73-316-3251	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94205 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$100,000,000	$10,910.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 18, 2020

                Shares

COMMON STOCK

We are selling                  shares of our common stock and the selling stockholder, Playtika Holding UK II Limited, or Playtika Holding UK, is selling                  shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

We anticipate that the initial public offering price will be between $                 and $                 per share. We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “PLTK.”

After the completion of this offering, Playtika Holding UK will continue to own approximately     % of the voting power of our outstanding capital stock. While, after completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we do not intend to utilize the exemptions available for such controlled companies.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

                have granted the underwriters the right to purchase up to an additional                 shares to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on                 ,     .

MORGAN STANLEY	CREDIT SUISSE	CITIGROUP	GOLDMAN SACHS & CO. LLC	UBS INVESTMENT BANK	BofA SECURITIES

BAIRD	COWEN	STIFEL	WEDBUSH SECURITIES

            , 2021.

We have not, the selling stockholder has not and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, the selling stockholder has not and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

BASIS OF PRESENTATION

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

“Alpha” means Alpha Frontier Limited, a company formed under the laws of the Cayman Islands.

“Average Revenue per Daily Active User” or “ARPDAU” means (i) the total revenue in a given period, (ii) divided by the number of days in that period, (iii) divided by the average Daily Active Users during that period.

“Credit Agreement” means our Credit Agreement, dated as of December 10, 2019, by and among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto, as amended.

“Credit Facilities” means our Revolving Credit Facility and Term Loan, each pursuant to the Credit Agreement.

“Daily Active Users” or “DAUs” means the number of individuals who played one of our games during a particular day on a particular platform. Under this metric, an individual who plays two different games on the same day is counted as two DAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two Daily Active Users. Average Daily Active Users for a particular period is the average of the DAUs for each day during that period.

“Daily Payer Conversion” means (i) the total number of Daily Paying Users, (ii) divided by the number of Daily Active Users on a particular day. Average Daily Payer Conversion for a particular period is the average of the Daily Payer Conversion rates for each day during that period.

“Daily Paying Users” or “DPUs” means the number of individuals who purchased, with real world currency, virtual currency or items in any of our games on a particular day. Under this metric, an individual who makes a purchase of virtual currency or items in two different games on the same day is counted as two DPUs. Similarly, an individual who makes a purchase of virtual currency or items in any of our games on two different platforms (e.g., web and mobile) or on two different social networks on the same day could be counted as two Daily Paying Users. Average Daily Paying Users for a particular period is the average of the DPUs for each day during that period.

“Monthly Active Users” or “MAUs” means the number of individuals who played one of our games during a calendar month on a particular platform. Under this metric, an individual who plays two different games in the same calendar month is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks during the same month would be counted as two Monthly Active Users. Average Monthly Active Users for a particular period is the average of the MAUs for each month during that period.

“Giant” means Giant Investment Co., Ltd.

“Playtika,” the “Company,” “we,” “us” and “our” mean Playtika Holding Corporation and its subsidiaries.

“Playtika Holding UK” or “selling stockholder” means Playtika Holding UK II Limited, a company formed under the laws of England and Wales, and a wholly owned subsidiary of Alpha.

“Revolving Credit Facility” means our $350 million senior secured revolving credit facility pursuant to the Credit Agreement.

“Term Loan” means our $2,500 million senior secured first lien term loan pursuant to the Credit Agreement.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional                  shares of common stock from                      and (2) reflects, on a pro forma basis, the filing of our amended and restated certificate of incorporation to effect, among other things, a                 -for-one stock split of our common stock and an increase in our authorized capital stock to increase our authorized common stock to                  shares of common stock and to authorize up to                  shares of preferred stock, to be effected prior to the closing of this offering.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA Margin.”

We define these terms as follows:

•

“Adjusted EBITDA” is defined as net income before (i) interest expense, (ii) interest income, (iii) provision for income taxes, (iv) depreciation and amortization expense, (v) stock-based compensation, (vi) legal settlements, (vii) contingent consideration, (viii) acquisition and related expenses, and (ix) certain other items, including impairments; and

•	“Adjusted EBITDA Margin” is defined as Adjusted EBITDA as a percentage of total revenues.

We supplementally present Adjusted EBITDA because it is a key operating measure used by our management to assess our financial performance. Adjusted EBITDA adjusts for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and analysts in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against other peer companies using similar measures. We evaluate Adjusted EBITDA in conjunction with our results according to GAAP because we believe it provides investors and analysts a more complete understanding of factors and trends affecting our business than GAAP measures alone.

Adjusted EBITDA and Adjusted EBITDA Margin are not recognized terms under GAAP and should not be considered as an alternative to net income as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. In addition, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements, such as interest payments, tax payments and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin.”

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

OVERVIEW

Our mission is to entertain the world through infinite ways to play.

We are one of the world’s leading developers of mobile games creating fun, innovative experiences that entertain and engage our users. We have built best-in-class live game operations services and a proprietary technology platform to support our portfolio of games which enable us to drive strong user engagement and monetization. Our games are free-to-play, and we are experts in providing novel, curated in-game content and offers to our users, at optimal points in their game journeys. Our expertise in live operations services and our ability to cross-pollinate learnings throughout our portfolio have produced nine games ranking in the top 100 highest grossing mobile games in the United States, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie.

We own some of the most iconic free-to-play mobile games in the world, many of which are the #1 games in their respective genres, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020 worldwide, according to App Annie. Our players love our games because they are fun, creative, engaging, and kept fresh through a steady release of new features that are customized for different player segments. As a result, we have steadily increased our user base and paying users, and have retained users over long periods of time. For example, approximately half of our revenues for the twelve months ended September 30, 2020 came from users who downloaded or first played our games in 2016 or earlier. In addition, of the games that we have operated for at least five years, we increased revenues of five of them at a compound annual growth rate of 15% or more during the five years ended September 30, 2020. Furthermore, for two of our more recently acquired games, Solitaire Grand Harvest, which we acquired in January 2019, and June’s Journey, which we acquired in November 2018, we have increased quarterly revenue by 146.3% and 147.7%, respectively, from the first full quarter after their respective acquisitions through the quarter ended September 30, 2020. In addition, for Bingo Blitz, we have increased quarterly revenue by 4.1x and quarterly average DPUs by 3.0x from the first quarter of 2016 through the quarter ended September 30, 2020.

We have primarily grown our game portfolio through acquisitions. Once we acquire games, we enhance the scale and profitability of those games by applying our live operations services and our technology platform, the Playtika Boost Platform. By leveraging this platform, our game studios can dedicate a greater portion of their time to creating innovative content, features, and experiences for players. We also develop new games using our internal development teams and infrastructure, applying learnings from our existing games.

We have a powerful combination of scale, growth and operating cash flow. In the twelve months ended September 30, 2020, we generated $2,286.2 million in revenues, a net income of $46.1 million and $815.2 million in Adjusted EBITDA, representing a net income margin of 2.0% and an Adjusted EBITDA Margin of 35.7%. In addition, for the nine months ended September 30, 2020, we generated $1,798.0 million in revenues, net income of $16.1 million and $665.8 million in Adjusted EBITDA, representing a net income margin of 0.9% and an Adjusted EBITDA Margin of 37.0%, and, for the twelve months ended December 31,

2019, we generated $1,887.6 million in revenues, net income of $288.9 million and $621.0 million in Adjusted EBITDA, representing a net income margin of 15.3% and an Adjusted EBITDA Margin of 32.9%. The strength of our Adjusted EBITDA Margin profile is driven by our ability to retain paying users over the long term and our financial discipline.

Who We Are

We were founded in Israel 10 years ago and today we operate a global organization

We believe our Israeli heritage and tenured executive management team based in Israel and the United States provide us with distinct advantages. Our significant Israeli presence, combined with our growing global footprint, provides us with access to a deep pool of talent that has been instrumental in building our technology platform and establishing our leading live operations services. Our founder-led executive team has instilled an entrepreneurial culture across our organization and a focus on leading with innovative ideas.

We believe life needs play

One of our fundamental principles is to provide consumers with compelling mobile entertainment experiences that can be played for years. Our goal is to create games that are highly engaging and foster social connection among our players. We build long-term, sustainable games by employing a combination of creative and technical staff that includes storytellers, coders, artists, and data-scientists.

Technology and data drive us

Technology and data are at the core of our culture and drive our decision-making processes. This focus underlies our goal of creating great gaming experiences for our users. We process over nine terabytes of data daily. We prioritize and invest in developing our data science capabilities, which has helped us improve our operations and enhance our proprietary Playtika Boost Platform. With approximately 40% of our employees working in research and development, we believe that our highly skilled workforce is foundational to our success.

Our Market Opportunity

Mobile games are rapidly growing as an entertainment platform

Mobile technology has reshaped the role that games play in our lives. Mobile gaming is the fastest growing component within the video games industry, according to Newzoo. Driven by the expansion of mobile broadband and the proliferation of smartphones, games today can be enjoyed whenever and wherever players want. According to Newzoo, approximately 2.5 billion users spent time and money on mobile games in 2019 and mobile gaming revenue is expected to grow to approximately $114.4 billion in 2023, representing a compound annual growth rate of 9.8% from $86.3 billion in 2020.

People are looking for convenient forms of entertainment – games that can be played anytime, anywhere

As players increasingly look for entertainment at home and on-the-go, the ability to access a library of games and connect with others worldwide, without the need to dedicate a specific amount of time to the activity, enhances the appeal of mobile gaming. The most successful free-to-play games require the consistent introduction of new content, offers, and features, a highly quantitative approach to managing in-game economies, and a design that is both engaging either as a primary source of entertainment or as a second screen.

Social connectivity has expanded the adoption of mobile gaming

As mobile entertainment has become increasingly integrated with our everyday lives, it has also changed how we play games. Mobile games have become a compelling way for people to interact with family and friends, and even build new game-based relationships. By integrating social features like gifting, messaging, and leaderboards, users become more immersed as they find other players with similar playing habits, interests, and levels of engagement.

Familiarity with classic games creates opportunities for broad adoption

As gaming continues to become more accessible, a broader demographic is becoming attracted to this form of entertainment. These users are particularly attracted to games they already know and understand. We believe that the longstanding popularity of classic games, such as bingo and solitaire, will continue to drive users to mobile versions of the same games.

Our Core Strengths

Portfolio of sustainable, top grossing games with a loyal user base

Each of our top nine games, which collectively represented 97.6% of our revenues for the nine months ended September 30, 2020, rank in the top 100 highest grossing mobile games in the United States based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie. We have more games in this list of top 100 games than any other company. Of the games that we have operated for at least five years, we increased revenues of five of them at a compound annual growth rate of 15% or more during the five years ended September 30, 2020. In addition, approximately half of our revenues for the twelve months ended September 30, 2020 came from users who downloaded or first played our games in 2016 or earlier. Our strategy is to focus on a select number of games that we believe have the potential for high revenues and longevity that we can continue to grow through our live operations expertise.

We are experts in live operations

We run best-in-class live operations for our games, which drive the successful engagement and monetization of our users. Through our live operations, we actively manage and enhance players’ in-game experiences by analyzing individual gameplay and designing game experiences suited to user preferences. By delivering content, offers, and features to users at the right times during their gameplay, we drive paying user conversion, continued monetization, and long-term paying user retention.

Our proprietary Playtika Boost Platform provides each of our game studios with the core technical functionality and live operations services infrastructure needed to run games at scale and rapidly incorporate the latest available functional enhancements. This platform includes payment systems and optimization tools, loyalty programs, data analytics, player segmentation, a social layer, and real-time monitoring, which are effectively deployed across our portfolio of games.

Our financial discipline drives our success and provides us greater flexibility to deploy capital

Our attractive margin profile is driven by our ability to retain paying users over the long term, our ownership of substantially all of the intellectual property used in our mobile games, and financial discipline. This results in a superior margin profile and cash flow that we can use to reinvest in acquisitions and our business.

Founder-led management team with longstanding tenure at Playtika

We are led by our visionary co-founder, Robert Antokol, who has managed Playtika since inception, transforming the company from a small games business, through numerous acquisitions and steady organic growth, to become one of the largest mobile games platforms in the world. Our 14 senior management team members have been working with us for a median tenure of nine years. At the core of our management approach is recognizing and incentivizing the unique, entrepreneurial culture of each of our studios.

Successful track record of pursuing value accretive acquisitions

Our acquisition strategy is focused on identifying and acquiring games with broad appeal that we believe can benefit from the Playtika Boost Platform, our operational experience, and our live operations services. We maintain a highly disciplined approach to acquisitions, and have a proven history of making acquisitions at attractive prices and achieving meaningful synergies. We have also acquired technology services, enhancing our marketing, artificial intelligence and R&D competencies, including, for example, our acquisition of Aditor, a mobile marketing company.

Data-driven performance marketing capabilities drive our high-ROI user acquisition

We leverage our centralized marketing team to achieve efficiencies across our portfolio of games. Our performance marketing capabilities focus on cost-effectively acquiring users. Our user acquisition strategy is centered on a payback period methodology, and we optimize spend between the acquisition of new users and the reactivation of inactive players.

Our Growth Opportunities

By capitalizing on our proprietary technology platform and live operations services, we intend to pursue a number of growth opportunities:

Continued conversion of non-paying users into paying users

We consistently generate new data and insights that we use to improve how we manage our games. Through our dedication to providing new content, feature optimization and customization, we have increased average Daily Payer Conversion from 2.1% for the nine months ended September 30, 2019 to 2.5% for the nine months ended September 30, 2020, an increase of 19.0%. We intend to continue to explore new strategies to improve our conversion of users into paying users, including continued game enhancements and data-driven user management strategies.

Increasing the monetization of our paying users

We aim to increase our monetization of users primarily through increasing the degree of engagement our users have with our games. Leveraging our live operations expertise to build games that are engaging and monetizable, we seek to generate increased value on a per player basis by continuously optimizing our content to drive user engagement and retention. In addition, we believe that we can increase our revenues by seeking additional opportunities to incorporate in-game advertisements and subscriptions.

Pursuing additional acquisitions to further expand our portfolio of games

Historically, our primary strategy to expand our portfolio of games and game studios has been through acquisitions. We have realized significant post-acquisition organic revenue growth from our acquisitions of

Wooga, Supertreat, and Seriously, with increases in quarterly revenues of 116.4%, 146.3% and 10.9%, respectively, for each of those games in the quarter ended September 30, 2020 compared to the first full quarter following their respective acquisitions.

Launching new games and expanding to new, adjacent genres

With the game development teams that joined us from our acquisitions of Jelly Button, Wooga and Seriously, we have the talent and culture to develop new casual games, which we intend to continue to explore as part of our growth strategy. By focusing our internal development efforts on existing genres of casual games that are similar to the genres in which we have expertise, such as match-3, hidden object, narrative, resource management, and simulation, we intend to capture an increased share of the fast-growing mobile games market.

Growing our user base

During the nine months ended September 30, 2020, we had 11.4 million average DAUs, an increase of 15.2% from the same period in the prior year. We believe that we will be able to continue to grow our user base, including through marketing and advertising, and cross-promoting between our games, including new games that we develop or acquire.

Take advantage of additional opportunities in international markets

In the nine months ended September 30, 2020, we generated 76.6% of our revenues in North America and 13.0% in Europe. However, our games are played in over 100 countries, and we believe that we have a significant opportunity to increase our revenues outside of North America. We will continue to seek opportunities to localize the marketing and features in our games in order to expand our revenues across geographies and available user bases.

Leverage our technology, marketing and monetization expertise beyond mobile games

We believe that much of what makes us successful in games is transferable to other consumer applications, specifically, those that require efficient user acquisition, data science and analytics, and a deep understanding of how to monetize users. Over time, we may look to leverage these skills to expand beyond games and into other mobile apps, digital entertainment, and consumer Internet businesses—particularly ones where there is a high frequency of user engagement, and opportunity to drive this engagement to prompt users to regularly pay for the underlying product.

RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following important risks:

•	we rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues, and such platforms may adversely change their policies;

•	a limited number of games generate a majority of our revenues;

•	a small percentage of total users generate a majority of our revenues;

•	our free-to-play business model, and the value of virtual items sold in our games, is highly dependent on how we manage the game revenues and pricing models;

•	our inability to complete acquisitions and/or integrate acquired businesses successfully could limit our growth or disrupt our plans and operations;

•	we may be unable to successfully develop new games;

•	we operate in a highly competitive industry with low barriers to entry;

•	we have significant indebtedness and are subject to obligations and restrictive covenants under our debt instruments;

•	we are controlled by Yuzhu Shi, whose economic and other interests in our business may differ from yours;

•	legal or regulatory restrictions or proceedings could adversely impact our business and limit the growth of our operations;

•	our international operations and ownership, including our significant operations in Israel and Belarus and the fact that our controlling stockholder is a Chinese-owned company;

•	security breaches or other disruptions could compromise our information or the information of our players and expose us to liability; and

•	our inability to protect our intellectual property and proprietary information could adversely impact our business.

CORPORATE INFORMATION

We were initially formed under the laws of the state of Delaware in August 2016 as a limited liability company under the name Playtika Holdings, LLC, solely for the purpose of the Giant Acquisition (defined below). In September 2016, we filed a certificate of conversion to a Delaware corporation and changed our name to Playtika Holding Corp.

Our largest operating entity, Playtika Ltd., was founded in 2010 under the laws of Israel, and was acquired by Caesars Interactive Entertainment, Inc., or CIE, in 2011.

In September 2016, our business was acquired by Alpha Frontier Limited, or Alpha, which we refer to as the Giant Acquisition.

Alpha is indirectly controlled by Giant Investment Co., Ltd., which in turn is controlled by Yuzhu Shi. Following the Giant Acquisition, Alpha transferred 100% of our common stock to its wholly owned subsidiary, Playtika Holding UK II Limited, or Playtika Holding UK, and we became a subsidiary of Playtika Holding UK.

The following diagram depicts the ownership structure of Playtika immediately prior to this offering:

The following diagram illustrates the ownership structure of Playtika following the closing of this offering:

Our principal executive offices are located at HaChoslim St 8 Herzliya Pituarch, Israel and our telephone number is 972-73-316-3251. Our website address is www.playtika.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

Issuer	Playtika Holding Corp.

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Option to purchase additional shares from	has granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares from in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares from                      in full), assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock in this offering by the selling stockholder.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, capital expenditures, and the potential repayment of borrowings under our Term Loan. We may also use a portion of the net proceeds to acquire, in-license or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.”

Controlled company	Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. We do not, however, intend to utilize the exemptions available for controlled companies following the completion this offering. See “Risk Factors—Risks Related to Our Business—We will be a “controlled company” under the corporate governances rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements” for more information.

Dividend policy	We do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations and financial condition. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq symbol	“PLTK”.

The number of shares of our common stock to be outstanding after this offering is based on 977,668 shares of our common stock outstanding as of September 30, 2020, and excludes:

•

                 shares of our common stock reserved for future issuance under our 2020 Incentive Award Plan, or the 2020 Plan (assuming we sell                  shares of our common stock in this offering), for which we anticipate that, promptly following the pricing of this offering, subject to approval of our board of directors or an authorized committee thereof, we will grant substantially all of such available shares as equity awards to employees and eligible service providers under the 2020 Plan, of which we anticipate (1) approximately 60% to 70% of the shares will be awarded as stock options at an exercise price equal to the per share price of our common stock in this offering, and (2) approximately 30% to 40% of the shares will be awarded as restricted stock units, or RSUs, as further described in “Compensation Discussion and Analysis—Equity Incentive Award Plans—2020 Equity Incentive Award Plan”;

•	20,000 shares of our common stock issuable upon the exercise of outstanding options under our 2020 Plan, as of , 2020, at a weighted-average exercise price of $7,481 per share; and

•	14,862 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2020 Plan, as of , 2020.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes:

•

the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will be in effect immediately prior to the closing of this offering;

•	the -for-one stock split of our common stock, to be effected prior to the closing of this offering;

•	no exercise of the outstanding options or settlement of RSUs referred to above; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock from .

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary consolidated statements of operations data as of December 31, 2018 and 2019, and for the years ended December 31, 2017, 2018, and 2019 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2017 are derived from our audited consolidated financial statements not included in this prospectus and are presented on a basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of September 30, 2020 and the results of operations and cash flows for the nine months ended September 30, 2019 and 2020. Our historical results are not necessarily indicative of our future results and our results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2020 or any other period. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
(In millions, except shares and per share amounts, percentages, Average DPUs, and ARPDAU)				(Unaudited)
Revenues(1)	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0
Costs and expenses
Cost of revenue	348.2	437.0	566.3	415.7	538.7
Research and development	107.7	148.3	210.5	149.7	192.1
Sales and marketing	217.7	293.2	413.7	303.5	367.8
General and administrative(2)(3)(4)	131.8	178.8	199.7	126.5	454.5
Other expense(5)	12.3	0.8	—	—	—

Total costs and expenses	817.7	1,058.1	1,390.2	995.4	1,553.1

Income from operations	333.1	432.6	497.4	404.0	244.9
Interest expense (income) and other, net	(4.7)	1.9	61.1	20.6	149.1

Income before income taxes	337.8	430.7	436.3	383.4	95.8
Provision for income taxes	80.4	92.7	147.4	124.5	79.7

Net income	$257.4	$338.0	$288.9	$258.9	$16.1

Adjusted EBITDA(6)	$373.7	$499.1	$621.0	$471.6	$665.8

Net income per share attributable to common stockholders, basic(7)	$272.38	$357.67	$305.71	$273.97	$16.83

Net income per share attributable to common stockholders, diluted(7)	$272.38	$357.67	$305.71	$273.97	$16.83

Weighted-average shares used in computing net income per share attributable to common stockholders, basic(7)	945,000	945,000	945,000	945,000	956,446

Weighted-average shares used in computing net income per share attributable to common stockholders, diluted(7)	945,000	945,000	945,000	945,000	956,457

Non-financial performance metrics
Average DAUs	6.2	6.7	10.2	9.9	11.4
Average DPUs (in thousands)	119	150	218	208	290
Average Daily Payer Conversion	1.9%	2.2%	2.1%	2.1%	2.5%
ARPDAU	$0.51	$0.61	$0.51	$0.51	$0.57
Average MAUs	18.6	20.7	33.3	32.5	35.2

(1)	Includes, for the year ended December 31, 2019, $6.5 million income from an early termination of a license agreement.
(2)	Includes, for the nine months ended September 30, 2020, stock-based compensation expense of $264.8 million related to the issuance of certain equity awards to members of management.
(3)

Includes acquisition and related expenses and other items, aggregating $1.6 million, $28.0 million and $57.1 million for the years ended December 31, 2017, 2018 and 2019, respectively, and $17.4 million and $33.5 million for the nine-month periods ended September 30, 2019 and 2020, respectively.

(4)	Includes a legal settlement expense of $37.6 million for the nine months ended September 30, 2020. See “Business—Legal Proceedings” for additional information.

(5)	Relates to impairment charges on specific game assets recorded during the years ended December 31, 2017 and 2018.
(6)

Adjusted EBITDA is a non-U.S. GAAP financial measure and should not be construed as an alternative to net income as an indicator of operating performance, nor as an alternative to cash flow provided by operating activities as a measure of liquidity, both as determined in accordance with GAAP. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see “Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin.”

(7)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

We recognized compensation expenses related to retention bonus and appreciation unit awards under the Playtika Holding Corp. Amended and Restated Retention Plan, or the 2017-2020 Retention Plan, of $107.1 million, $112.7 million and $72.7 million during the years ended December 31, 2017, 2018 and 2019, respectively, and $55.6 million and $51.3 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited).

Consolidated Balance Sheet Data

	As of December 31,			As of September 30,
	2017	2018	2019	2020
				(Unaudited)
(In millions)
Cash and cash equivalents	$326.0	$300.5	$266.8	$378.5
Short-term deposits	$70.0	$—	$—	$—
Restricted cash	$8.6	$5.1	$5.2	$5.1
Total current assets	$558.5	$542.8	$477.1	$639.6
Total current liabilities	$177.6	$435.1	$553.9	$578.1
Net working capital(1)	$380.9	$107.7	$(76.8)	$61.5
Property and equipment, net	$26.8	$50.8	$82.8	$96.8
Total assets	$850.2	$1,014.8	$1,480.3	$1,641.4
Long-term debt	$—	$—	$2,319.8	$2,237.2
Retained earnings (deficit)	$320.5	$258.5	$(1,818.5)	$(1,802.4)
Total stockholders’ equity (deficit)	$526.4	$464.7	$(1,615.5)	$(1,341.4)

(1)	We define net working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We rely on third-party platforms, such as the iOS App Store, Facebook, and Google Play Store, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

Our games are primarily accessed and operated through Apple, Facebook and Google, which also serve as significant online distribution platforms for our games. Substantially all of the virtual items that we sell to paying players are purchased using the payment processing systems of these platforms and, for the nine months ended September 30, 2020, 80.1% of our revenues were generated through the iOS App Store, Facebook, and Google Play Store. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally on short or without notice. Our business would be harmed if:

•	the platform providers discontinue or limit our access to their platforms;

•	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

•	the platforms increase the fees they charge us;

•	the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

•	the platforms decline in popularity;

•

the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

•	the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;

•	the platforms block or limit access to the genres of games that we provide in any jurisdiction;

•	the platforms impose restrictions or spending caps or make it more difficult for players to make in-game purchases of virtual items;

•	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

•	we are unable to comply with the platform providers’ terms of service.

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase virtual items. Additionally, we rely on two separate third-party online payment service providers to process any payments generated on games accessed and operated on our own proprietary platforms, from which platforms we generated 13.8% of our revenues during the nine months ended September 30, 2020. If either of these third-party service providers is unable to process payments, even for a short period of time, our business would be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc., or Epic Games, attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores, and Apple filed a lawsuit seeking injunctive relief to block the use of Epic Games’ payment system and seeking monetary damages to recover funds made while the updated version of Fortnite was active.

If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it would have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

A limited number of games have generated a majority of our revenues, and we may be unable to offset any declines in revenues from our top games.

Our business is dependent on the success of a limited number of games and on our ability to consistently enhance and improve upon games that achieve significant popularity. Historically, we have depended on such games for a majority of our revenues and we expect that this dependency will continue for the foreseeable future. For example, for the years ended December 31, 2018 and 2019, our top two games by revenue, Slotomania and Bingo Blitz, collectively generated more than half of our revenues for each period. For a game to remain popular and to retain players, we must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games requires significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content, and such costs on average have increased over time. Even with these investments, we may experience sudden declines in the popularity of any of our games and fluctuations in the number of daily average users and monthly average users.

If we fail to attract and retain a significant number of new and existing players to our games or if we experience a reduction in the number of players of our most popular games or any other adverse developments relating to our most popular games occur, our market share and reputation could be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

A small percentage of total users have generated a majority of our revenues, and we may be unable to attract new paying or retain existing paying users and maintain their spending levels.

Revenues of free-to-play games typically rely on a small percentage of players who spend moderate or large amounts of money in games to receive special advantages, levels, access and other features, offers, or content. The vast majority of users play for free or only occasionally spend money in games. As a result, compared to all users who play our games in any period, only a small percentage of such users were paying users. For example, for the nine months ended September 30, 2020, our average Daily Payer Conversion was 2.5%. In addition, a large percentage of our revenues comes from a small subset of these paying users. Because many users do not generate revenues, and each paying user does not generate an equal amount of revenues, it is particularly important for us to retain the small percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to continue to retain paying users or that paying users will maintain or increase their spending. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our games and could have a material adverse effect on our business, financial condition and results of operations.

We invest in new user acquisition and on monetization strategies to convert users to paying users, retain our existing paying users and maintain or increase the spending levels of our paying users. If our investments on new user acquisition and monetization strategies do not produce the desired results, we may fail to attract, retain or monetize users and may experience a decrease in spending levels of existing paying users, any of which would result in lower revenues for our games and could have a material adverse effect on our business, financial condition and results of operations.

We believe that the key factors in attracting and retaining paying users include our ability to enhance existing games and game experiences in ways which are specifically appealing to paying users. These abilities are subject to various uncertainties, including but not limited to:

•	our ability to provide an enhanced experience for paying users without adversely affecting the gameplay experience for non-paying users;

•	our ability to continually anticipate and respond to changing user interests and preferences generally and to changes in the gaming industry;

•	our ability to compete successfully against a large and growing number of industry participants with essentially no barriers to entry;

•	our ability to hire, integrate and retain skilled personnel;

•	our ability to increase penetration in, and enter into new, demographic markets;

•	our ability to achieve a positive return on our user acquisition and other marketing investments and to drive organic growth; and

•	our ability to minimize and quickly resolve bugs or outages.

Some of our users also depend on our customer support organization to answer questions relating to our games. Our ability to provide high-quality effective customer support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support our users, but are also well versed in our games. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation and adversely affect our ability to sell virtual items within our games to existing and prospective users.

If we are unable to attract and retain users, especially paying users, it would have a material adverse effect on our business, financial condition and results of operations.

We utilize a free-to-play business model, which depends on players making optional in-game purchases, and the value of the virtual items sold in our games is highly dependent on how we manage the game revenues and pricing models.

Our games are available to players for free, and we generate nearly all of our revenues from the sale of virtual items when players make voluntary in-game purchases. For example, in each of the nine months ended September 30, 2019 and 2020, we derived 97.7% and 97.2%, respectively, of our revenues from in-game purchases.

Paying users usually spend money in our games because of the perceived value of the virtual items that we offer for purchase. The perceived value of these virtual items can be impacted by various actions that we take in the games, such as offering discounts, giving away virtual items in promotions or providing easier non-paid means to secure such virtual items. If we fail to manage our game economies properly, players may be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

Unrelated third parties have developed, and may continue to develop, “cheats” or guides that enable players to advance in our games or result in other types of malfunction, which could reduce the demand for in-game virtual items. In particular, for our games where players play against each other, such as our World Series of Poker game, there is a higher risk that these “cheats” will enable players to obtain unfair advantages over those players who play fairly, and harm the experience of those players. Additionally, these unrelated third parties may attempt to scam our players with fake offers for virtual items or other game benefits. These scams may harm the experience of our players, disrupt the economies of our games and reduce the demand for our virtual items, which may result in increased costs to combat such programs and scams, a loss of revenues from the sale of virtual items and a loss of players. As a result, players may have a negative gaming experience and be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to complete acquisitions and integrate any acquired businesses successfully could limit our growth or disrupt our plans and operations.

Historically, a significant portion of our growth has been as a result of our acquisition of complementary studios and games, rather than in-house development, including our acquisition of Wooga GmbH, or Wooga, in 2018 and Supertreat GmbH, or Supertreat, in 2019, and Seriously Holding Corp., or Seriously, in 2019, and we anticipate that acquisitions will continue to be an important source of growth in the near future. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify quality games and businesses and complete commercially viable acquisitions. We cannot assure you that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to successfully grow through these types of transactions also depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies and products and to obtain any necessary financing, and is subject to numerous risks, including:

•	failure to identify acquisition, investment or other strategic alliance opportunities that we deem suitable or available on favorable terms;

•	problems integrating acquired businesses, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	adverse impacts on our overall margins;

•	diversion of management’s attention from the day-to-day operations of our existing business;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

In addition, the expected cost synergies associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. We would expect to incur incremental costs and capital expenditures related to integration activities. Acquisition transactions may also disrupt our ongoing business, as the integration of acquisitions would require significant time and focus from management and might delay the achievement of our strategic objectives.

If we are unable to identify suitable target businesses, technologies or products, or if we are unable to integrate any acquired businesses, technologies and products effectively, our business, financial condition and results of operations could be materially and adversely affected, and we can provide no assurances that we will be able to adequately supplement any such inability to successfully acquire and integrate with organic growth. Also, while we employ several different methodologies to assess potential business opportunities, the businesses we may acquire may not meet or exceed our expectations.

If we fail to develop or acquire new games that achieve broad popularity, we may be unable to attract new players or retain existing players, which could negatively impact our business.

Developing or acquiring new games that achieve broad popularity is vital to our continued growth and success. Our ability to successfully develop or acquire new games and their ability to achieve broad popularity and commercial success depends on a number of factors, including our ability to:

•	attract, retain and motivate talented game designers, product managers and engineers;

•	identify, acquire or develop, sustain and expand games that are fun, interesting and compelling to play over long periods of time;

•	effectively market new games and enhancements to our new and existing players;

•	achieve viral organic growth and gain customer interest in our games;

•	minimize launch delays and cost overruns on new games and game expansions;

•	minimize downtime and other technical difficulties;

•	adapt to player preferences;

•	expand and enhance games after their initial release;

•	partner with mobile platforms;

•	maintain a quality social game experience; and

•	accurately forecast the timing and expense of our operations.

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop or acquire successful games and launch new games that achieve broad popularity. If we are unable to successfully acquire new games or develop new games in-house, it could have a material effect on our pipeline and negatively affect our growth and results of operations.

We operate in a highly competitive industry with low barriers to entry, and our success depends on our ability to effectively compete.

The mobile gaming industry is a rapidly evolving industry with low barriers to entry, and we expect more companies to enter the industry and a wider range of competing games to be introduced. As a result, we are dependent on our ability to successfully compete against a large and growing number of industry participants. In addition, the market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences. Our competitors may adapt to an emerging technology or business model more quickly or effectively, developing products and games or business models that are technologically superior to ours, more appealing to consumers, or both. Potential new competitors could have significant resources for developing, enhancing or acquiring games and gaming companies, and may also be able to incorporate their own strong brands and assets into their games or distribution of their games. We also face competition from a vast number of small companies and individuals who may be successful in creating and launching games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. New game developers enter the gaming market continuously, some of which experience significant success in a short period of time. A significant number of new titles are introduced each day.

In addition, the high ratings of our games on the platforms on which we operate are important as they help drive users to find our games. If the ratings of any of our games decline or if we receive significant negative reviews that result in a decrease in our ratings, our games could be more difficult for players to find or recommend. In addition, we may be subject to negative review campaigns or defamation campaigns intended to harm our ratings. Any such decline may lead to loss of users and revenues, additional advertising and marketing costs, and reputation harm.

Additionally, if our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. For example, Apple recently developed its own video game subscription service, Apple Arcade, which may compete further with our games. Increased competition and success of other brands, genres, business models and games could result in, among other things, a loss of players, or negatively impact our ability to acquire new players cost-effectively, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future business partners or third-party software providers. By doing so, these competitors may increase their scale, their ability to meet the needs of existing or prospective players and compete for similar human resources. If we are unable to compete effectively, successfully and at a reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition would be adversely impacted.

Our substantial indebtedness could adversely affect our ability to raise additional capital or to fund our operations, expose us to interest rate risk, limit our ability to react to changes in the economy, and prevent us from making debt service payments. In addition, we are subject to obligations and restrictive covenants under our debt instruments that may impair our ability to operate or with which we may not be able to maintain compliance.

We are a highly leveraged company. Our indebtedness includes senior secured credit facilities, which we refer to herein as the Credit Facilities, consisting of a $350 million senior secured revolving credit facility, which we refer to herein as the Revolving Credit Facility, and a $2,500 million senior secured first lien term loan, which we refer to herein as the Term Loan. The Credit Facilities were provided pursuant to a credit agreement, which we refer to herein as the Credit Agreement, dated as of December 10, 2019, by and among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties thereto, as amended. As of September 30, 2020, we had $2,406.3 million aggregate principal amount of outstanding indebtedness, in addition to $350 million available for borrowing under our Revolving Credit Facility at that date. In addition, substantially concurrently with the closing of this offering, we expect to increase the borrowing capacity of the Revolving Credit Facility from $350 million to $550 million. For the nine months ended September 30, 2020, we made net principal payments of $93.75 million and paid $139.2 million for interest.

Our substantial indebtedness could have important consequences for us, including, but not limited to, the following:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, acquisitions, research and development, strategic initiatives or other purposes;

•

make it more difficult for us to satisfy our obligations, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, financial covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business and the industry in which we operate;

•

place us at a competitive disadvantage compared to our competitors that are less leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploring;

•	increase our vulnerability to general adverse economic industry and competitive conditions;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies, or exploiting business opportunities;

•	potentially limit the amount of net interest expense that we and our subsidiaries can use in the future as a deduction against taxable income under applicable tax laws;

•	cause us to make non-strategic divestitures;

•

limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, among other things, our ability to borrow additional funds, make investments or dispose of assets;

•	limit our ability to repurchase shares and pay cash dividends; and

•	expose us to the risk of increased interest rates.

In addition, our Credit Agreement contains a financial covenant applicable to the Revolving Credit Facility thereunder and restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest, including our ability to, among other things:

•	incur additional debt under certain circumstances;

•	create or incur certain liens or permit them to exist;

•	enter into certain sale and lease-back transactions;

•	make certain investments and acquisitions;

•	consolidate, merge or otherwise transfer, sell or dispose of our assets;

•	pay dividends, repurchase stock and make other certain restricted payments; or

•	enter into certain types of transactions with affiliates.

Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness. In the event of such default, the lenders under our Credit Agreement could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

We may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the Credit Agreement. If new indebtedness is added to our current debt levels, the related risks described above could intensify. Additionally, the Term Loan matures in December 2024 and the Revolving Credit Facility matures in September 2024. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Credit Agreement or from new indebtedness in an amount sufficient to enable us to pay or refinance our indebtedness or to fund our other liquidity needs.

We expect that we will need to refinance all or a portion of our indebtedness on or before maturity, and we intend to explore potential opportunities to refinance our Term Loan following the closing of this offering. We may not be able to refinance any of our indebtedness at comparable interest rates, on commercially reasonable terms or at all. If such refinancing indebtedness is not available at interest rates comparable to our existing indebtedness our interest expense could materially increase, which would have a negative impact on our results of operations. If we cannot timely refinance our indebtedness, we may have to take actions such as issuing additional equity and reducing, delaying or foregoing capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be implemented on commercially reasonable terms or at all.

Our ability to successfully attract in-game advertisers depends on our ability to design an attractive advertising model that retains players.

While the vast majority of our revenues are generated by in-game purchases, a growing portion of our revenues are generated from the sale of in-game advertisements. For example, in each of the nine months ended September 30, 2019 and 2020, we derived 2.3% and 2.8%, respectively, of our revenues from in-game advertising. If we are unable to attract and maintain a sufficient player base or otherwise fail to offer attractive in-game advertising models, advertisers may not be interested in purchasing such advertisements in our games, which could adversely affect our revenues from in-game advertising. Alternatively, if our advertising inventory is unavailable and the demand exceeds the supply, this limits our ability to generate further revenues from in-game advertising, particularly during peak hours and in key geographies. Further, a full inventory may divert advertisers from seeking to obtain advertising inventory from us in the future, and thus deprive us of potential future in-game advertising revenues. This could have a material adverse effect on our reputation and our business, financial condition and results of operations.

In addition, if we include in-game advertising in our games that players view as excessive, such advertising may materially detract from players’ gaming experiences, thereby creating player dissatisfaction, which may cause us to lose players and revenues, and negatively affect the in-game experience for players making purchases of virtual items in our games.

If we develop new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our results of operations.

As we develop new games, it is possible that these games could cause players to reduce their playing time and purchases in our other existing games without increasing their overall playing time or purchases. In addition, we also may cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spending on existing games. If new games do not grow or generate sufficient additional revenues to offset any declines in purchases from our other games, our revenues could be materially and adversely affected.

Yuzhu Shi controls us through his indirect interest in Playtika Holding UK II Limited and its ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Following the completion of this offering, Yuzhu Shi will continue to control shares representing a majority of our combined voting power through his indirect interest in Playtika Holding UK II Limited, or Playtika Holding UK. Immediately after this offering, Playtika Holding UK will own approximately     % of our total outstanding shares of common stock. As long as Yuzhu Shi continues to control shares representing a majority of our voting power, he will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors (unless supermajority approval of such matter is required by applicable law and our amended and restated certificate of incorporation). In the ordinary course of his business activities, Yuzhu Shi may engage in activities where his interests may not be the same as, or may conflict with, the interests of our other stockholders. Even if Yuzhu Shi were to control less than a majority of our voting power, he may be able to influence the outcome of corporate actions so long as he controls a significant portion of our voting power.

Investors in this offering will not be able to affect the outcome of any stockholder vote while Yuzhu Shi controls the majority of our voting power (or, in the case of removal of directors, two-thirds of our voting power). Due to his ownership and rights under our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering, Yuzhu Shi will be able to control, subject to applicable law, the composition of our board of directors, which in turn will be able to control all matters affecting us, including, among other things:

•

any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	determination of our management policies;

•	determination of the composition of the committees on our board of directors;

•	our financing policy;

•	our compensation and benefit programs and other human resources policy decisions;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

See “Description of Capital Stock.”

In addition, the concentration of Yuzhu Shi’s ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their common stock. Because Yuzhu Shi’s interests may differ from ours or from those of our other stockholders, actions that he takes with respect to us, as our controlling stockholder, may not be favorable to us or to you or our other stockholders.

Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games reducing our revenues.

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened. The player will always receive one or more virtual items when he or she opens the loot box. In the event that Apple, Google, or any of our other platform providers changes its developer terms of service to include more onerous requirements or if any of our platform providers were to prohibit the use of loot boxes in games distributed on its digital platform, we would be required to redesign the economies of the affected games in order to continue distribution on the impacted platforms, which would likely cause a decline in the revenues generated from these games and require us to incur additional costs.

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, loot box game mechanics have been the subject of increased public discussion – for example, the Federal Trade Commission, or FTC, held a public workshop on loot boxes in August 2019, at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18, the United Kingdom’s Department for Digital, Culture, Media and Sport announced in June 2020 it will launch a call for evidence into the impact of loot boxes on in-game spending and gambling-like behavior later this year, and politicians have cited loot boxes as an example of recent technology innovation where government regulation is needed. In October 2020, a Netherlands district administrative court upheld an administrative order by the Dutch gambling authority demanding that Electronic Arts remove certain loots boxes from one of its games because they violated Dutch gambling laws and recommended a maximum fine of 10 million euros for non-compliance with the administrative order. For the first time, the Dutch district administrative court ruled that virtual items can constitute a prize for purposes of gambling legislation. While no other court has adopted a similar definition of prize and there has been opposition to the idea that virtual items can be prizes under gambling laws from the European Parliament and others, it is possible that other courts or regulatory agencies will adopt similarly broad definitions of prize. Additionally, after being restricted in Belgium and the Netherlands, the United Kingdom House of Lords has recently issued a report recommending that loot boxes be regulated within the remit of gambling legislation and regulation. See “Business—Government Regulation.”

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the FTC, U.S. states or other international jurisdictions, which may vary significantly across jurisdictions and which we may be required to comply with, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations.

There is significant opposition in some jurisdictions to interactive social gaming, including social casino games. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Additionally, the public has become increasingly concerned with the amount of time spent using phones, tablets and computers per day, and these concerns have increased as people spend more time at home and on their devices over the course of the stay-at-home orders caused by the COVID-19 pandemic. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino games specifically. These could result in a prohibition on interactive social gaming or social casino games altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

In a recent case, the U.S. Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including us. For example, in April 2018, a putative class action lawsuit was filed in federal district court alleging substantially the same causes of action against our social casino games. See “—Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition” and “Business—Legal Proceedings.”

In September 2018, sixteen gambling regulators signed a declaration expressing concern over the blurring of lines between gambling and video game products, including social casino gaming. The regulators committed to work together to analyze the characteristics of video games and social gaming, and to engage in an informed dialogue with the video game and social gaming industries to ensure the appropriate and efficient implementation of applicable laws and regulations. The regulators also indicated they would work closely with their consumer protection enforcement agencies. In May 2019, the regulators presented their conclusions and encouraged national consumer protection authorities to continue to be involved in the debate over the blurring of lines between gambling and video game products, while recognizing that ultimately whether these activities trigger the implementation of gambling regulation would depend on each nation’s gambling definition. We cannot predict the likelihood, timing, scope or terms of any actions taken as a result of the declaration, the gambling regulators’ resulting conclusions or any future declarations.

Consumer protection concerns regarding games such as ours have been raised in the past and may again be raised in the future. These concerns include: (i) whether social casino games may be shown to serve as a gateway for adolescents to real money gambling; (ii) methods to limit the ability of children to make in-game purchases, and (iii) a concern that mobile game companies are using big data and advanced technology to predict and target “vulnerable” users who may spend significant time and money on mobile games in lieu of other activities. Such concerns could lead to increased scrutiny over the manner in which our games are designed, developed, distributed and presented. We cannot predict the likelihood, timing or scope of any concern reaching a level that will impact our business, or whether we would suffer any adverse impacts to our results of operations, cash flows and financial condition.

Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition.

We have been party to, are currently party to, and in the future may become subject to additional legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gambling-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement and claims relating to our contracts, licenses and strategic investments.

For example, in April 2018, a putative class action lawsuit, Sean Wilson, et al. v. Playtika LTD, Playtika Holding Corp. and Caesars Interactive Entertainment, Inc., was filed against us in federal district court directed against certain of our social casino games, including Caesars Slots, Slotomania, House of Fun and Vegas Downtown Slots. The plaintiff alleged that our social casino games violate Washington State gambling laws and consumer protection laws. In August 2020, we entered into a settlement agreement, which remains contingent on final court approval, to settle the Sean Wilson litigation. In addition, in December 2016, both a trademark infringement lawsuit was filed in Canadian court by Enigmatus, s.r.o. against Playtika Ltd., our subsidiary, and CIE regarding our use of the Slotomania trademarks, and a copyright lawsuit was filed against Wooga in a German court by a former freelance writer for additional remuneration. See “Business—Legal Proceedings.”

Furthermore, our games may be implicated in lawsuits where we are not the named defendants. For example, in October 2020 plaintiffs in several U.S. states sued Apple and/or Google alleging that the platforms violated state gambling laws by allowing the plaintiffs to download and play social casino games, including four of our social casino games. These lawsuits, or similar suits in the future, could cause Google, Apple, or other third-party platform providers to deny our social casino games access to their platforms or the platforms could seek to pass on liability, including defense costs, for these suits to us under the indemnity provisions in our agreements with such platforms, which could have a material adverse effect on our results of operations, cash flows, or financial condition.

Additional legal proceedings targeting our games and claiming violations of state or federal laws could occur, based on the unique and particular laws of each jurisdiction, particularly as litigation claims and regulations continue to evolve. We cannot predict the outcome of any legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows or financial condition.

We rely on a limited number of geographies for a significant portion of our revenues.

Although we have players across the globe, we derive a significant portion of our revenues from a limited number of countries and are dependent on access to those markets. For example, for the nine months ended September 30, 2020, 70.9% of our revenues were derived from users located in the United States and over 95.0% from users located in the United States, Canada, Europe and Australia. Our ability to retain paying players depends on our success in these geographies, and if we were to lose access to these markets or experience a decline in players in these geographies for any reason, it would have a material adverse effect on our business, financial condition and results of operations.

The recent COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition.

The recent COVID-19 pandemic, epidemics, medical emergencies and other public health crises outside of our control could have a negative impact on our business. Large-scale medical emergencies can take many forms and can cause widespread illness and death. For example, in December 2019, a strain of coronavirus surfaced in Wuhan, China, and currently, there are no vaccines or antiviral drugs approved for its prevention or treatment. Although the full extent of the impact from the COVID-19 pandemic on our business is unknown at this time, it could affect the health of our employees, or otherwise impact the productivity of our employees, third-party organizations with which we partner, or regulatory agencies we rely on, which may prevent us from delivering content in a timely manner or otherwise executing our business strategies. We have followed guidance by the U.S. and Israeli governments and the other local governments in which we operate to protect our employees and our operations during the pandemic and have implemented a remote environment for certain of our employees, and, as a result, may experience inefficiencies in our employees’ ability to collaborate. We have also experienced difficulty in our efforts to recruit and hire qualified personnel during this time. The COVID-19 pandemic could also affect the health of our consumers, which may affect sales of our virtual items in our games or result in lower-than-expected attendance at, or the cancellation of, events hosted by us (as has already occurred for a number of scheduled events). In addition, the COVID-19 pandemic has caused an economic recession, high unemployment rates and other disruptions, both in the United States and the rest of the world. Any of these impacts, including the prolonged continuation of these impacts, could adversely affect our business.

We cannot predict the other potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof continue for a long period of time. A second wave of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further deteriorate employment rates and the economy, detrimentally affecting our consumer base and divert player discretionary income to other uses, including for essential items. These events could adversely impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in these “Risk Factors.” In addition, we could experience a decrease in user activity or spending after the COVID-19 pandemic subsides (including in the event of a widely available vaccine or otherwise), which could adversely impact our cash flows, operating results, and financial condition.

If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.

In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our marketing and promotional expenses, in an effort to offset that reduction, and could negatively impact our business. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as natural disasters, acts of war, pandemics, terrorism, transportation disruptions or the results of adverse weather conditions. Additionally, disposable income available for discretionary spending may be reduced by unemployment, higher housing, energy, interest, or other costs, or where the actual or perceived wealth of customers has decreased because of circumstances such as lower residential real estate values, increased foreclosure rates, inflation, increased tax rates, or other economic disruptions. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels in decreased spending on our games, and could adversely impact our results of operations, cash flows and financial condition.

Our systems and operations are vulnerable to damage or interruption from natural disasters, power losses, telecommunications failures, cyber-attacks, terrorist attacks, acts of war, human errors, break-ins and similar events.

We have in the past and may continue to experience disruption as a result of catastrophic events. For example, we previously maintained an office in Crimea, but were forced to close and relocate our personnel as a result of Crimea’s annexation by Russia in 2014. Additionally, our primary offices are located in Israel and we have a large office in Belarus, and are therefore subject to a heightened risk of military and political instability. For more information on risks related to our operations in Israel, see “—We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.” For more information on risks related to our operations in Belarus, see “—Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania.”

In the occurrence of a catastrophic event, including a global pandemic like the ongoing COVID-19 pandemic, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in application development, lengthy interruptions in our services, breaches of data security and loss of critical data, such as player, customer and billing data as well as intellectual property rights, software versions or other relevant data regarding operations, and there can be no assurances that our insurance policies will be sufficient to compensate us for any resulting losses, which could have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on skilled employees with creative and technical backgrounds. The loss of one or more of our key employees, or our failure to attract and retain other highly qualified employees in the future, could significantly harm our business.

We primarily rely on our highly skilled, technically trained and creative employees to develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We have historically hired a number of key personnel through acquisitions, and as competition with several other game companies increases, we may incur significant expenses in continuing this practice. The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We are highly dependent on the continued services and performance of our key personnel, including, in particular Robert Antokol, our co-founder, Chief Executive Officer and Chairperson of our board of directors, and our other executive officers and senior management team. In particular, Mr. Antokol oversees our company and provides leadership for our growth and business strategy. Moreover, our success is highly dependent on the abilities of Mr. Antokol’s decision making process with regards to the day-to-day and ongoing needs of our business, as well as his understanding of our company as the co-founder of Playtika. Although we have entered into an employment agreement with Mr. Antokol, the agreement has no specific duration and he can terminate his employment at any time, subject to certain agreed notice periods and post-termination restrictive covenants. We do not maintain key-man insurance for Mr. Antokol or any other executive officer or member of our senior management team.

In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development or game enhancements, and decrease player retention, which would have an adverse effect on our business.

As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we expect to face significant competition from other companies in hiring such personnel as well as recruiting well-qualified staff in multiple international jurisdictions. Furthermore, our competitors may lure away our existing personnel by offering them employment terms that our personnel view as more favorable. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We track certain performance metrics with internal and third-party tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

We track certain performance metrics, including the number of active and paying players of our games using a combination of internal and third-party analytics tools, including such tools provided by Apple, Facebook and Google. Our performance metrics tools have a number of limitations (including limitations placed on third-party tools, which are subject to change unilaterally by the relevant third parties) and our methodologies for tracking these metrics or access to these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal or external tools we use to track these metrics under-count or over-count performance or contain technical errors, the data we report may not be accurate, and we may not be able to detect such inaccuracies, particularly with respect to third-party analytics tools. In addition, limitations or errors with respect to how we measure data (or how third parties present that data to us) may affect our understanding of certain details of our business, which could affect our long-term strategies. We also may not have access to comparable quality data for games we acquire with respect to periods before integration, which may impact our ability to rely on such data. Furthermore, such limitations or errors could cause players, analysts or business partners to view our performance metrics as unreliable or inaccurate. If our performance metrics are not accurate representations of our business, player base or traffic levels, if we discover material inaccuracies in our metrics or if the metrics we rely on to track our performance do not provide an accurate measurement of our business or otherwise change, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business depends on our ability to collect and use data to deliver relevant content and advertisements, and any limitation on the collection and use of this data could cause us to lose revenues.

When our players use our games, we may collect both personally identifiable and non-personally identifiable data about the player. Often we use some of this data to provide a better experience for the player by delivering relevant content and advertisements. Our players may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about players and game interactions would likely make it more difficult for us to deliver targeted content and advertisements to our players. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

Additionally, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple’s Identifier for Advertising, or IDFA, or Google’s Advertising ID, or AAID, for Android devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. For example, when Apple announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, IDFA, which simplifies the process for Apple users to opt out of behavioral targeting. If players elect to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertisements would suffer, which could adversely affect our revenues from in-game advertising.

We compete with other forms of leisure activities, and a failure to successfully compete with such activities could have a material adverse effect on our business, financial condition and results of operations.

We face competition for leisure time, attention and discretionary spending of our players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by our players to offer greater variety, affordability, interactivity and enjoyment. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations, developments or product launches. If consumers do not find our games to be compelling or if other existing or new leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance, and our revenue growth rates may decline in the future compared to prior periods.

We have experienced rapid revenue growth in recent periods, with revenue of $1,150.8 million, $1,490.7 million and $1,887.6 million, for the years ended December 31, 2017, 2018 and 2019, respectively, and $1,399.4 million, and $1,798.0 million for the nine months ended September 30, 2019 and 2020, respectively. As we continue to grow our business, our revenue growth rates may decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods, a decrease in the growth of our overall market or market saturation, slowing demand for our games, our inability to continue to acquire games or game studios, and our inability to capitalize on growth opportunities. In addition, our growth rates may experience increased volatility due to global societal and economic disruption, such as those related to the COVID-19 pandemic and related government responses thereto.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope of the games we provide. Our revenues increased to $1,887.6 million in 2019, from $1,490.7 million in 2018 and $1,150.8 million in 2017. Our anticipated future growth, particularly to the extent that we experience rapid growth, will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our marketing capabilities. Further, we have grown our business in part by acquiring and integrating complementary businesses and our continued growth will depend to some degree on our continuing ability to find additional commercially viable strategic acquisitions, or expanding our internal development.

If we are unable to properly and prudently manage our operations as and to the extent they continue to grow, or if the quality of our games deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be adversely affected.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which could negatively impact the price of our stock.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm attest to our evaluation beginning with our Annual Report on Form 10-K for the year ended December 31, 2021. We are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing our system of internal controls to provide the basis for our report. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness in our internal control, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including ineligibility for short form resale registration, action by the Securities and Exchange Commission, or the SEC, the suspension or delisting of our common stock from and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations, the proceeds from this offering and borrowing capacity under our Revolving Credit Facility will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings in addition to our Revolving Credit Facility to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits that we intend to eventually take advantage of could be undermined due to changing tax laws, both in the United States and in other applicable jurisdictions, including Israel. In addition, the taxing authorities in the United States and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Certain tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that our Israeli subsidiaries are eligible for certain tax benefits provided to a “Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, including, inter alia, a reduced corporate tax rate on Israeli preferred technology taxable income, as defined in the Investment Law and its regulations. In order to remain eligible for the tax benefits for a Preferred Technology Enterprise our Israeli subsidiaries must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If our Israeli subsidiaries were to fail to continue to meet such conditions, then our Israeli subsidiaries would not be eligible for such tax benefits and our Israeli taxable income would be subject to regular Israeli corporate tax rates. Additionally, if our Israeli subsidiaries increase their activities outside of Israel through acquisitions, their expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

We could be required to collect additional sales taxes or be subject to other tax liabilities on past sales.

One or more U.S. states or countries may seek to impose incremental or new sales, value added taxes or use or other tax collection obligations on us. While we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added or other similar taxes for revenue generated on games accessed and operated on our own platforms. Historically, we paid taxes on revenue generated from games accessed on our own platforms in U.S. states where we had a sufficient physical presence or “nexus” based on the location of our U.S. offices and servers. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a U.S. state to levy taxes, fees and surcharges for sales made over the internet. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes may be imposed on non-European Union companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. As a result of the above, we are in the process of evaluating whether our activities give rise to sales, use, value added taxes and any other taxes in additional states or jurisdictions in which we historically have not registered to collect and remit taxes. A successful assertion by one or more U.S. states or other countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

If certain U.S. federal income tax rules under Section 7874 of the Internal Revenue Code apply to us, such rules could result in adverse U.S. federal income tax consequences.

Generally, Section 7874 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, will apply if (i) a foreign corporation (or pursuant to a plan or a series of related transactions, two or more foreign corporations in the aggregate) directly or indirectly acquires, within the meaning of Section 7874 of the Code, substantially all of the properties of a U.S. corporation, (ii) the former stockholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the United States acquired corporation and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities. If Section 7874 of the Code were to apply to such acquired U.S. corporation, then it would be treated as an “expatriated entity” for the purposes of these rules. As a consequence, Section 7874 of the Code would limit the ability of such acquired U.S. corporation and its U.S. affiliates to use U.S. federal income tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other potentially adverse tax consequences (including the potential increase in the transition tax on overseas earnings imposed as a result of U.S. tax reform in 2017).

We and our affiliates have engaged in certain transactions involving transfers of property and shares to foreign corporations prior to this offering, or the Pre-Offering Transactions. Depending upon various factual and legal issues concerning the Pre-Offering Transactions and this offering, as well as subsequent sales of shares by our existing stockholders, Section 7874 of the Code may apply to cause us to be an “expatriated entity” for U.S. federal income tax purposes. If we were treated as an expatriated entity, there could be significant adverse tax consequences to us. The rules under Section 7874 of the Code are complex and subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and factual uncertainties. Accordingly, there can be no assurance that the IRS will not assert that Section 7874 of the Code applies to us or that such assertion would not be sustained by a court.

We will be a “controlled company” under the corporate governances rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. If we rely on the exemptions available to a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Upon completion of this offering, our controlling stockholder, Playtika Holding UK, which is, in turn, indirectly controlled by Yuzhu Shi, will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While we do not intend to rely on the exemptions available to a “controlled company” immediately following this offering, we may elect to rely on these exemptions in the future. As a result, our board of directors may not have a majority of independent directors, our compensation committee may not consist entirely of independent directors and/or our directors may not be nominated or selected by independent directors. Accordingly, if we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

Risks Related to Our International Operations and Ownership

We face added business, political, regulatory, operational, financial and economic risks as a result of our operations and distribution in a variety of countries, any of which could increase our costs and hinder our growth.

A significant portion of our operations are outside of the United States, including our principal executive offices in Israel, and we generate a significant portion of our revenues from operations outside of the United States. For each of the nine months ended September 30, 2019 and 2020, we derived approximately 29.9% and 29.1%, respectively, of our revenues from sales to players outside of the United States. Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including:

•	challenges caused by distance, language and cultural differences;

•	the complexity of foreign laws, regulations and markets;

•	the uncertainty of enforcement of remedies in foreign jurisdictions;

•	higher costs associated with doing business internationally;

•	the effect of currency exchange rate fluctuations;

•	difficulties in staffing and managing international operations;

•	the impact of foreign labor laws and disputes;

•	the ability to attract and retain key personnel in foreign jurisdictions;

•	protectionist laws and business practices that favor local businesses in some countries;

•	the economic, tax and regulatory policies of local governments;

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compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws that generally prohibit U.S. persons and companies and their agents from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business;

•	limitations on and costs related to the repatriation of funds;

•	compliance with applicable sanctions regimes regarding dealings with certain persons or countries;

•	restrictions on the export or import of technology;

•	trade and tariff restrictions;

•	variations in tariffs, quotas, taxes and other market barriers; and

•	difficulties in enforcing intellectual property rights in countries other than the United States.

Certain of these laws also contain provisions that require accurate record keeping and further require companies to devise and maintain an adequate system of internal accounting controls. Although we intend to have policies and controls in place that are designed to ensure compliance with these laws by the completion of this offering, if those controls are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows and financial condition. In addition, as we operate and sell internationally, we are subject to the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. While we have attempted to implement safeguards to discourage these practices by our employees, consultants and agents, violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which would negatively affect our business, results of operations and financial condition.

Further, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in foreign jurisdictions. In addition, our international business operations could be interrupted and negatively affected by terrorist activity, political unrest or other economic or political uncertainties. Moreover, foreign jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our international sales.

Additionally, while we maintain an office in the United States, most of our senior management and employees are located in our international offices, including our offices in Israel, Belarus, Ukraine and Romania, which subject us to added business, political and economic risks. As of September 30, 2020, we had operations in Argentina, Australia, Austria, Belarus, Canada, Finland, Germany, India, Israel, Japan, Romania, Switzerland, Ukraine, the United Kingdom and the United States. We have in the past and may continue to experience disruption as a result of catastrophic events in the countries in which we operate. For example, we previously maintained a small office in Crimea, but were forced to close and relocate our personnel as a result of Crimea’s annexation by Russia in 2014. For more information on risks related to our operations in Israel, see “—We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.” For more information on risks related to our operations in Belarus, Ukraine and Romania, see “—Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania.”

We have offices and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

While we maintain offices in the United States, we maintain offices and conduct significant operations in Israel, and most of our senior management is based in Israel. In addition, many of our employees and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business and results of operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Syria, are affecting the political stability of those countries. In addition, the tensions between Israel and Iran and certain extremist groups in the region may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, with limited exceptions. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could cause a significant disruption in our employees’ lives and possibly put their lives at risk, which would have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial conditions or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We maintain offices in Israel and many of our employees and officers and directors are residents of Israel. Certain of our assets and the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We may not be able to enforce covenants not-to-compete under current Israeli and California law, which might result in added competition for our products.

We have non-competition agreements or provisions with most of our Israeli employees and Israeli executive officers, including Robert Antokol, our Chief Executive Officer and Chairperson of our board of directors. These agreements or provisions are governed by Israeli law and prohibit our employees from competing with us or working for our competitors, generally during, and for up to one year after termination of, their employment with us. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for only relatively brief periods of time or in restricted geographical areas. In addition, Israeli courts typically require the presence of additional circumstances, such as a demonstration of an employer’s legitimate interest which was damaged; breach of fiduciary duties, loyalty and acting not in good faith; a payment of a special consideration for employee’s non-compete obligation; material concern for disclosing employer’s trade secrets; or a demonstration that an employee has unique value to the employer specific to that employer’s business, before enforcing a non-competition undertaking against such employee.

In addition, post-employment restrictive covenants, barring certain exceptions, are not enforceable in certain U.S. states in which we operate, including California, which may create similar risks of competition. Two of our executive officers, including our President and Chief Financial Officer, are located in California. Although we have non-competition agreements with such officers, they are unlikely to be enforced by California courts or under California law.

We are subject to certain employee severance obligations, which may result in an increase in our expenditures.

Under Israel’s Severance Pay law, 5723-1963, or the Severance Pay Law, employers are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of their latest monthly salary for each year of service or a portion thereof. These statutory severance obligations are generally more extensive than under U.S. law, and this obligation may result in significant additional expenses for us, including accrued expenses, if we elect to terminate employees in Israel.

The Company and its Israeli subsidiaries have elected to include their Israeli employees under Section 14 of the Severance Pay Law, or Section 14. Section 14 entitles these employees to monthly deposits with third-party insurance companies and pension funds, at a rate of 8.33% of their monthly salary. These payments release the Company from future obligations under the Israeli Severance Pay Law. Accordingly, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheet.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

Our operations may be adversely affected by ongoing developments in Belarus, Ukraine or Romania.

We have significant operations in central and eastern Europe. Since the early 1990s, Russia, Belarus, Ukraine, Romania and other central and eastern European countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy to various degrees. Despite various reforms, the political systems of many of these countries remain vulnerable and unstable. In addition, the political and economic situation in these countries is negatively affected by the global economic crisis and the ongoing economic recession in some parts of the world due to the COVID-19 pandemic.

Belarus

Belarus has recently experienced mass protests throughout the country following the August 2020 election in response to allegations against the government of corruption and election fraud. Despite threats from Belarusian authorities of charges and arrests against demonstrators, protestors have continued to demonstrate. In August 2020, Internet access was restricted to Belarusian citizens, which many citizens and experts have attributed to the government, despite its claim that the disruption was caused by cybersecurity attacks. We have a significant research and development center in Belarus and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Belarus.

Ukraine

The political and civil situation in Ukraine cannot be accurately predicted since the removal of President Yanukovych from power by the Ukrainian parliament in late February 2014, which was followed by reports of Russian military activity in the Crimean region, and the election of Volodymyr Zelensky in May 2019. Ukraine’s political activities remain fluid and beyond our control. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. We also cannot predict the outcome of developments in Ukraine or the reaction to such developments by the United States, European, U.N. or other international authorities. While we continue to monitor the situation in Ukraine closely, any prolonged or expanded unrest, military activities, or sanctions, should they be implemented, could have a material adverse effect on our operations. We have a significant research and development center in Ukraine and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Ukraine.

Romania

The current political environment in Romania is dynamic and may become unstable. In January 2017, the newly elected coalition government led by the Social Democratic Party passed a decree that would have decriminalized certain major corruption cases, which spurred large public protests throughout Romania. Prime Minister Ludovic Orban took over as prime minister in November 2019, after the Social Democratic Party lost a parliamentary confidence vote in October 2018. Separately, on-going recent military conflict in Ukraine has resulted in a negative impact in the region, affecting Romania’s political and economic outlook. Romania has a significant land border with Ukraine and, as a result, ongoing instability or military conflicts in Ukraine could have a significant and adverse effect on Romania’s economic and financial stability either directly or indirectly as a result of sanctions. We have a significant research and development center and a customer service center in Romania and, accordingly, our business, financial condition, results of operations and prospects are affected by economic, political and legal developments in Romania.

Any disruption to our operations in Belarus, Ukraine or Romania may be prolonged and require us to reevaluate our operations in those countries, which may be more expensive and harm our business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional currency is the U.S. Dollar and our revenues and expenses are primarily denominated in U.S. Dollars. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses, are denominated in New Israeli

Shekels, or NIS. This foreign currency exposure gives rise to market risk associated with strengthening of the NIS versus the U.S. Dollar. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

In addition, increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Yuzhu Shi is a Chinese national and Giant is a Chinese company that indirectly control our controlling stockholder, Playtika Holding UK. For so long as a Chinese individual or company continues to exercise majority voting control over us, changes in U.S. and Chinese laws in the future may make it more difficult for us to operate as a publicly traded company in the United States.

Future developments in U.S. and Chinese laws may restrict our ability or willingness to operate as a publicly traded company in the United States for so long as Yuzhu Shi, who is a Chinese national, and Giant, which is a Chinese company, or other Chinese investors, continue to beneficially own a significant percentage of our outstanding shares of common stock. The relations between China and the United States are constantly changing. In June 2020, President Donald J. Trump issued a memorandum directing the President’s Working Group on Financial Markets to convene to discuss the risks faced by U.S. investors in Chinese companies. In addition, President Trump has issued several executive orders restricting the operations of Chinese companies, such as the company that owns TikTok, in the United States. Additionally, the federal government has recently proposed legislation intended to protect American investments in Chinese companies. In addition, various equity-based research organizations have published reports on Chinese companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. While we are not a Chinese company, any similar scrutiny of us, regardless of its merit, could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. Additionally, should we be the subject of or indirectly covered by new legislation or executive orders addressed at protecting American investments in Chinese or Chinese-owned companies, our revenues and profitability would be materially reduced and our business and results of operations would be seriously harmed.

The Committee on Foreign Investment in the United States may modify, delay or prevent our future acquisition or investment activities.

For so long as Giant retains a material ownership interest in us, we will be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States, or CFIUS. As such, acquisitions of or investments in U.S. businesses or foreign businesses with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review, the scope of which was recently expanded by the Foreign Investment Risk Review Modernization Act of 2018, or FIRRMA, to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals), certain acquisitions of real estate even with no underlying U.S. business, transactions designed or intended to evade or circumvent CFIUS jurisdiction and any transaction resulting in a “change in the rights” of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment. FIRRMA also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations. In addition, among other things, FIRRMA authorizes CFIUS to prescribe regulations defining “foreign person” differently in different contexts, which could result in less favorable treatment for investments and acquisitions by companies from countries of “special concern.” If such future regulations impose additional burdens on acquisition and investment activities involving China and Chinese investor-controlled entities, our ability to consummate transactions falling within CFIUS’s jurisdiction that might otherwise be beneficial to us and our stockholders would be hindered.

Risks Related to Our Information Technology and Data Security

Our success depends upon our ability to adapt to, and keep pace with, changes in technology, platforms and devices, and evolving industry standards.

Our success depends upon our ability to attract and retain players, which is largely driven by maintaining and increasing the quality and content of our games. To satisfy players, we need to continue to improve their experience and innovate and introduce games that players find useful and that cause them to return to our suite of games more frequently. This includes continuing to improve our technology to tailor our game offerings to the preferences and requirements of additional geographic and market segments, and adapt to the release of new devices and platforms and to improve the user-friendliness and overall availability of our games, all of which can be costly and generate risk. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce improvements and enhancements to games on a timely basis is a significant factor affecting our ability to remain competitive, expand and attract new players and retain existing players. We cannot assure you that we will achieve the necessary technological advances or have the financial or other resources needed to introduce new games or improvements and enhancements to games on a timely basis or at all. In addition, our ability to increase the number of players of our games will depend on continued player adoption of such games. Accordingly, our failure to develop or adjust to changes in technology, platforms, devices and operating models and evolving industry standards could adversely impact our business. Even where we are able to successfully adapt to changing technology, platforms, devices and operating models and evolving industry standards, we may require substantial expenditures to do so, which could adversely impact our business, financial condition and results of operations.

Our games and other software applications and systems, and the third-party platforms upon which they are made available, could contain undetected errors.

Our games and other software applications and systems, as well as the third-party platforms upon which they are made available, could contain undetected errors, bugs, flaws, corrupted data, defects and other vulnerabilities that could adversely affect the performance of our games. These defects may only become apparent after we launch a new game or publish an update to an existing game, particularly as we launch new games or updates and rapidly release new features to existing games under tight time constraints. For example, these errors could prevent a player from making in-game purchases of virtual items, which could harm our reputation or results of operations. These errors could also be exploited by cheating programs and other forms of misappropriation, thus harming the overall game-playing experience for our players. This could cause players to reduce their playing time or in-game purchases, discontinue playing our games altogether, or not recommend our games to other players, which could result in further harm to our reputation or results of operations. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could disrupt our operations, cause us to divert resources from other projects, or harm our results of operations.

Any failure or significant interruption in our network could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Most of our games run on our private cloud computing systems that are run through two primary data centers in the United States and one primary data center in the European Union. Our servers located in these data centers are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could cause our games to become unavailable for a short or long period of time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, malicious attempts to cause platform unavailability, and capacity constraints. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Similarly, certain games rely on third-party data centers, which may have similar risks over which we would have less control. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and results of operations may suffer. We do not maintain insurance policies covering losses relating to our systems, other than losses caused by cyber attacks for which we have limited insurance coverage, and we do not have business interruption insurance, which may increase any potential harms that the business may suffer from systems failure or business interruptions.

Our success depends on the security and integrity of the games we offer, and security breaches or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.

We believe that our success depends in large part on providing secure games to our players. Our business sometimes involves the collection, storage, processing and transmission of players’ proprietary, confidential and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our games may be vulnerable to attacks by hackers, players, vendors or employees or breaches due to malfeasance or other disruptions. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our players’ data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our players or third-party platforms. Any of these could expose us to claims, litigation, fines and potential liability.

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, such as actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows and financial condition.

Our ability to prevent anomalies and monitor and ensure the quality and integrity of our games and software is periodically reviewed and enhanced, but may not be sufficient to prevent future attacks, breaches or disruptions. Similarly, we assess the adequacy of our security systems, including the security of our games and software to protect against any material loss to any of our players and the integrity of our games to players. However, we cannot provide assurances that our business will not be affected by a security breach or lapse.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us could also be a source of security risks in the event of a failure of their own security systems and infrastructure.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for protecting against cyber-attacks, it may not be sufficient to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed laws and regulations in the United States, Israel, the European Union, and other jurisdictions in which we operate, as well as government policies and practices related to cybersecurity, data privacy, data localization and data protection.

In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the National Institute of Standards and Technology, or NIST, which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards.

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our games could diminish our brand and reputation, subject us to liability and disrupt our business and adversely impact our results of operations.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. Any failures in our computer systems or telecommunications services could affect our ability to operate our games or otherwise conduct business.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver games to players and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition.

Substantially all of our games rely on data transferred over the internet, including wireless internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers’ ability to access our games, which could in turn materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

Our business depends on the growth and maintenance of wireless communications infrastructure.

Our success depends on the continued growth and maintenance of wireless communications infrastructure in the United States and internationally. This includes deployment and maintenance of reliable next-generation digital networks with the speed, data capacity and security necessary to provide reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of subscribers continues to increase, or if existing or future subscribers increase their bandwidth requirements. Wireless communications have experienced a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our games successfully. In addition, changes by a wireless carrier to network infrastructure may interfere with downloads of our games and may cause players to lose functionality in our games that they have already downloaded. This could harm our reputation, business, financial condition and results of operations.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our or our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines may be inconsistent across jurisdictions or conflict with other rules.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. For example, in June 2018, California enacted the California Consumer Privacy Act, or the CCPA, which went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. Given that CCPA enforcement began on July 1, 2020, it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. The effects of the CCPA potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Further, there currently are a number of proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of states considering consumer protection laws similar to the CCPA. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

Further, the European Union has adopted comprehensive data privacy and security regulations. The European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, imposes strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The GDPR created new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. The GDPR increases financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations). Relatedly, following the departure of the United Kingdom from the European Union after the expiry of the transition period, the United Kingdom will operate a separate but similar regime to the European Union with which we will have to comply and allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Data privacy laws in the European Union are developing rapidly and, in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the Privacy Shield. The Privacy Shield enabled the transfer of personal data from the EEA to the United States for companies that had self-certified for the Privacy Shield. To the extent that we rely on the Privacy Shield, we will not be able to do so in the future, which could increase our costs and our ability to efficiently process personal data from the EEA.

In recent years, the United States and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted on 25 May 2018 (alongside the GDPR), it is still going through the European legislative process. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions for business to business communications and significantly increases fining powers to the same levels as the GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law, 5741-1981, or the PPL. The PPL imposes certain obligations on the owners of databases containing personal data, including, e.g., a requirement to register databases with certain characteristics, an obligation to notify data subjects of the purposes for which their personal data is collected and processed and of the disclosure of such data to third parties, a requirement to respond to certain requests from data subjects to access, rectify, and/or delete personal data relating to them and an obligation to maintain the security of personal data. In addition, the Protection of Privacy Regulations (Data Security), 5777-2017, that entered into force in May 2018, impose comprehensive data security requirements on the processing of personal data. The Protection of Privacy Regulations (Transfer of Data to Overseas Databases), 5761-2001, further impose certain conditions on cross-border transfers of personal data from databases in Israel.

Certain violations of the PPL are considered a criminal and/or a civil offense and could expose the violating entity to criminal, administrative, and financial sanctions, as well as to civil actions. Additionally, the Israel Privacy Protection Authority, or the Privacy Protection Authority, may issue a public statement that an entity violated the PPL, and such a determination could potentially be used against such entity in civil litigation. In July 2020, the Israeli Ministry of Justice indicated that it intends to promote amendments to the PPL designed, among other things, to enhance the Privacy Protection Authority’s investigative and enforcement powers (including powers to impose fines) and to broaden data subject rights.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, reputation, legal exposure, financial condition and results of operations.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games. Additionally, if third parties we work with, such as our service providers or data sharing partners, violate applicable laws, regulations, or agreements, such violations may put our players’ and/or employees’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

While none of our games primarily target children under 13 years of age as their primary audience, the FTC, as well as consumer organizations, may consider that the characteristics of several of our games attract children under 13 years of age. The U.S. Children’s Online Privacy Protection Act, or COPPA, regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines. Although we have taken measures to identify which of our games are subject to COPPA due to their child-appealing nature and to comply with COPPA with respect to those games, if COPPA were to apply to us in a manner other than we have assessed or prepared for, our actual or alleged failure to comply with COPPA may increase our costs, subject us to expensive and distracting lawsuits or government investigations, could result in substantial fines or civil damages and could cause us to temporarily or permanently discontinue certain games or certain features and functions in games.

The United Kingdom recently enacted the “Age Appropriate Design Code”, a statutory code of practice pursuant to the United Kingdom Data Protection Act 2018. This code came into force on September 2, 2020, with a 12 month transition period for organizations to conform. The code requires online services, including our games that are likely to be accessed by children under 18, to put the best interests of the child’s privacy first in the design, development and data-related behavior of the game. The UK government is also separately consulting on legislation in relation to user safety online. It is possible that other countries within and outside the European Union will follow with their own codes or guidance documents relating to processing personal information from children or in relation to online harms. These may result in substantial costs and may necessitate changes to our business practices which may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our games, features or our privacy policy. These platform providers may dictate rules, conduct or technical features that do not properly comply with federal, state, local and foreign laws, regulations and regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct or technical features relating to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure by us to comply with these platform-dictated rules, conduct or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our players to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data, and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Risks Related to Intellectual Property

Our business depends on the protection of our intellectual property rights and proprietary information. If we are unable to obtain, maintain and enforce intellectual property protection for our games, or if the scope of intellectual property protection is not sufficiently broad, others may be able to develop and commercialize games substantially similar to ours, and our ability to successfully commercialize our games may be compromised.

We believe that our success depends, in part, on protecting our owned and licensed intellectual property rights in the United States and in foreign countries, and we strive to protect such intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. Our intellectual property includes certain trademarks, copyrights, patents, and trade secrets relating to our games or technology we operate, and proprietary or confidential information that is not subject to formal intellectual property protection. Our success may depend, in part, on our and our licensors’ ability to protect the trademarks, trade dress, names, logos or symbols under which we market our games and to obtain and maintain patent, copyright, trade secret and other intellectual property protection for the technologies, designs, software and innovations used in our games and our business. Though we own certain patents and patent applications relating to our technology and games, it is possible that third parties, including our competitors, may develop similar technology that is not within the scope of our patents, which would limit the competitive advantage of our patented technology, or obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology. We have pursued and continue to pursue the filing of patents and registration of trademarks in the United States and certain foreign jurisdictions, a process that is expensive and time-consuming and may not be successful. We may not be able to obtain protection for our intellectual property rights and even if we are successful in obtaining effective patent, trademark and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Furthermore, changes to intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain intellectual property protection.

In addition, we cannot assure you that we will be able to maintain consumer value in our trademarks, copyrights or other intellectual property rights in our technologies, designs, software and innovations, and the measures we take to protect our intellectual property rights may not provide us with a competitive advantage. If we are unable to adequately protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends, which could result in competitive harm. For example, in December 2016, a trademark infringement lawsuit was filed in Canadian court by Enigmatus s.r.o. against Playtika Ltd. and CIE regarding our use of the Slotomania trademarks. See “Business—Legal Proceedings.”

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets and proprietary knowledge to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information in order to limit access to, and disclosure and use of, our proprietary information, but we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information. Further, we cannot assure you that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. The steps we have taken to protect our proprietary rights may not be adequate to enforce our rights against infringement, misappropriation or other violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games.

In the future, we may make claims of infringement against third parties, or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could:

•	cause us to incur greater costs and expenses in the protection of our intellectual property;

•	potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid; or

•	divert management’s attention and our resources.

In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Failure to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games based on third-party content and make their brands and content available.

We license certain intellectual property rights from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. In particular, we license intellectual property rights related to our Caesars Slots and World Series of Poker games from CIE. Combined revenues derived from these games accounted for 17.6% and 15.1% of our revenues in each of the nine months ended September 30, 2019 and 2020, respectively. Even if games based on licensed content or brands remain popular, any of our licensors could decide not to renew our existing licenses or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Many of these licensors already develop games for other platforms, and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

CIE has granted us an exclusive, worldwide and royalty-bearing license to certain intellectual property associated with World Series of Poker through September 23, 2031, and an exclusive, worldwide and royalty-bearing sublicense to certain trademarks and domain names associated with Caesars Slots through December 31, 2026. The trademarks and domain names associated with Caesars Slots were licensed to CIE from Caesars Entertainment Operating Company, Inc., or CEOC, and certain of its affiliates. These licenses permit the development, design, manufacture, offering for sale, advertising, promotion, distribution, sale, and use of Caesars Slots and World Series of Poker games for social gaming. The Caesars Slots license includes non-competition provisions that prevent us from entering into marketing arrangements with other casino companies. Increased competition for licenses may lead to larger guarantees, advances and royalties that we must pay to our licensors when the terms of such licenses expire, which could significantly increase our cost of revenue and cash usage. We may be unable to renew these licenses or to renew them on terms favorable to us, and we may be unable to secure alternatives in a timely manner. Failure to maintain or renew our existing licenses or to obtain additional licenses would impair our ability to introduce new games or to continue to offer our current games, which would materially harm our business, results of operations and financial condition. If we breach our obligations under existing or future licenses, we may be required to pay damages and our licensors might have the right to terminate the license or change an exclusive license to a non-exclusive license. Termination by a licensor would cause us to lose valuable rights and could inhibit our ability to commercialize future games, which would harm our business, results of operations and financial condition. In addition, certain intellectual property rights may be licensed to us on a non-exclusive basis. The owners of nonexclusively licensed intellectual property rights are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

In the future, we may identify additional third-party intellectual property rights we may need to license in order to engage in our business, including to develop or commercialize new games. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on our net sales. Moreover, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Even if we are successful in gaining new licenses or extending existing licenses, we may fail to anticipate the entertainment preferences of our players when making choices about which brands or other content to license. If the entertainment preferences of players shift to content or brands owned or developed by companies with which we do not have relationships, we may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, results of operations and financial condition. In addition, some rights are licensed from licensors that have or may develop financial difficulties, and may enter into bankruptcy protection under U.S. federal law or the laws of other countries. In particular, CEOC operates in an industry that is vulnerable to changing economic conditions. For example, in 2015, CEOC filed for bankruptcy. If CEOC were to file for bankruptcy again or if any of our licensors files for bankruptcy, our licenses might be impaired or voided, which could materially harm our business, results of operations and financial condition.

We use open source software in connection with certain of our games, which may pose particular risks to our proprietary software, games and services in a manner that could have a negative impact on our business.

We use open source software in connection with our technology and games. The original developers of the open source code provide no warranties on such code and open source software may have unknown bugs, malfunctions and other security vulnerabilities which could impact the performance and information security of our technology. Some open source software licenses require those who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. From time to time, we may face claims from the copyright holders of open source software alleging copyright infringement and breach of contract for failure to meet the open source license terms, such as the failure to publicly disclose our proprietary code that is a derivative work of the open source software. Additionally, the copyright holders of open source software could demand release of the source code of any of our proprietary code that is a derivative work of the open source software, or otherwise seek to enforce, have us specifically perform, or recover damages for the alleged infringement or breach of, the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games. The terms of various open source licenses have been interpreted by courts to a very limited extent, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions, obligations or restrictions on our use of the open source software. We monitor our use of open source software and try to use open source software in a manner that complies with the terms of the open source licenses while at the same time not requiring the disclosure of the source code of our proprietary software. Our failure to comply with the terms of the open source licenses could require us to replace certain code used in our games, pay a royalty or license fee to use some open source code, make the source code of our games publicly available, pay damages for copyright infringement or breach of contract of open source licenses, or temporarily or permanently discontinue certain games. The above risks could have a material adverse effect on our competitive position, business, reputation, legal exposures, financial condition, results of operations, and prospects.

The intellectual property rights of others may prevent us from developing new games and services or entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our games to incorporate new technologies, as well as intellectual property related to game mechanics and procedures, and to expand into markets that may be created by these new developments. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing games based on these technologies or expanding into markets created by these technologies.

We cannot assure you that our business activities and games will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We have in the past and may in the future be subject to litigation alleging that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, non-practicing entities and former employers of our personnel. For example, in December 2016, a trademark infringement lawsuit was filed in

Canadian court by Enigmatus s.r.o. against Playtika Ltd. and CIE regarding our use of the Slotomania trademarks. See “Business—Legal Proceedings.” A successful claim of infringement by a third party against us, our games or one of our licensees in connection with the use of our technologies, game mechanics or procedures, or an unsuccessful claim of infringement made by us against a third party or its products or games, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

•	be expensive and time consuming to defend or require us to pay significant amounts in damages;

•	result in invalidation of our proprietary rights or render our proprietary rights unenforceable;

•	cause us to cease making, licensing or using games that incorporate the applicable intellectual property;

•	require us to redesign, reengineer or rebrand our games or limit our ability to bring new games to the market in the future;

•	require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain the right to use a product or process;

•	impact the commercial viability of the games that are the subject of the claim during the pendency of such claim; or

•	require us to stop selling the infringing games.

If any of our technologies or games are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing or using such technology or game. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could also be forced, including by court order, to cease the commercialization or use of the violating technology or game. Accordingly, we may be forced to design around such violated intellectual property, which may be expensive, time-consuming or infeasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may not be able to enforce our intellectual property rights throughout the world.

We may be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. Filing, prosecuting, maintaining, defending, and enforcing our intellectual property rights in all jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some jurisdictions outside the United States may be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained protection to develop their own games and, further, may export otherwise violating games to territories where we have protection but enforcement is not as strong as that in the United States. These games may compete with our games, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, the laws of some foreign jurisdictions do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some jurisdictions, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain jurisdictions, and we will not have the benefit of protection in such jurisdictions. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such jurisdictions may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign jurisdictions may affect our ability to obtain adequate protection for our games. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other trademarks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our games. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

General Risks

Our common stock has never been publicly traded, and, as such, the price of our common stock may fluctuate substantially.

Before this initial public offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies or businesses using our shares as consideration. Furthermore, although we have applied to list our common stock on Nasdaq, even if listed, there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock and impair your ability to sell your shares.

Following this offering, the market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenues, which could be due in part to the way in which we recognize revenues;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases or lock-up waivers;

•	the trading volume of our common stock;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	changes in operating performance and stock market valuations of other technology and entertainment companies generally, or those in the games industry in particular;

•	actual or anticipated changes in regulatory oversight of our industry;

•	the loss of key personnel, including changes in our board of directors and management;

•	programming errors or other problems associated with our products;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower or other claims;

•	the announcement of new games, products or product enhancements by us or our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation; and

•	developments in our industry.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our common stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $                per share (or $                per share if the underwriters exercise their option to purchase additional shares in full from                 ), based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of                , 2020. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.” If outstanding options or warrants are exercised in the future, you will experience additional dilution.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have                shares of common stock outstanding based on the number of shares outstanding as of                , 2020. This includes the shares that we are selling in this offering, which may be resold in the public market

immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                shares are currently restricted as a result of securities laws or lock-up agreements (which may be waived, with or without notice, by either Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC) but will be able to be sold after this offering as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Moreover, after this offering, holders of an aggregate of up to                shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus entitled “Underwriters.”

While substantially all record holders of our common stock, including Playtika Holding UK, are parties to the lock-up agreements with the underwriters referred to above, holders of direct and indirect beneficial interests in the outstanding equity of Playtika Holding UK and Alpha, are not typically subject to any such lock-up agreements or similar restrictions with respect to those equity interests, including Yuzhu Shi. Accordingly, such equityholders may be able to short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their direct and indirect beneficial interests in the outstanding equity of Playtika Holding UK and Alpha at any time after the closing of this offering, which may impact or change the ownership structure of our controlling entities, and thus the composition of our indirect passive or controlling investors, which could adversely impact our stock. Similarly, Yuzhu Shi may permit Playtika Holding UK and Alpha to make distributions of our shares to these indirect equityholders, and thus those equityholders may become direct holders of, and may elect to sell or transfer, our common stock, subject to, during the lock-up period, the entry of such holders into a lock-up agreement substantially similar to the lock-up agreement entered into by Playtika Holding UK, as further described in the section entitled “Underwriters.”

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•

our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

after the date on which Playtika Holding UK and its affiliates cease to beneficially own, in the aggregate, more than 50% in voting power of our stock entitled to vote generally in the election of directors (a “Triggering Event”), our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	after a Triggering Event, our stockholders may not act by written consent, which will force stockholder action to be taken at an annual or special meeting of our stockholders;

•

a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

While we have previously declared or paid cash dividends on our capital stock, we currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by our Credit Agreement or any future debt or preferred securities or future debt agreements we may enter into. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will specify that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act of 1933, as amended, or the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “would,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	estimates of our addressable market, future revenues, expenses, capital requirements and our needs for additional financing;

•	the implementation of our business model and strategic plans and initiatives including geographic expansion and increased focus on in-house game development;

•	competitive companies in our industry and our ability to compete in the market;

•	our future relationship with third-party platforms, such as the iOS App Store, Facebook and the Google Play Store;

•	our ability to successfully launch new games and enhance our existing games that are commercially successful;

•	continued growth in demand for in-app purchases in social games;

•	our ability to acquire and integrate new games and content;

•	the ability of our games to generate revenues;

•	our ability to repay or refinance our indebtedness;

•	capital expenditures and investment in our infrastructure;

•	our use of working capital in general;

•	retaining existing players, attracting new players and increasing the monetization of our player base;

•	our ability to successfully manage our game economies;

•	maintaining a technology infrastructure that can efficiently and reliably handle increased player usage, fast load times and the deployment of new features and products;

•	attracting and retaining qualified employees and key personnel;

•	maintaining, protecting and enhancing our intellectual property;

•	protecting our players’ information and adequately addressing privacy concerns;

•	our ability to expand into new markets and distribution platforms; and

•	successfully acquiring and integrating companies and assets.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law. The forward-looking statements contained in the prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY, MARKET AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Neither we, the selling stockholder nor the underwriters have independently verified the accuracy or completeness of any third-party information. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or license a number of registered and common law trademarks and pending applications for trademark registrations in the United States and other jurisdictions, primarily through our subsidiaries, such as Playtika Ltd. The foregoing registrations and applications for registration cover our logo and the names of each of our games, including but not limited to Slotomania, June’s Journey, World Series of Poker, Solitaire Grand Harvest and Bingo Blitz. Unless otherwise indicated, all trademarks appearing in this prospectus are proprietary to us, our affiliates and/or our licensors. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that net proceeds to us from the sale of our common stock in this offering will be approximately $            million, or approximately $            million if the underwriters exercise in full their option to purchase additional shares from                 , based on the assumed initial public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of common stock in this offering by the selling stockholder.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, based on the assumed initial public offering price of $            per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to facilitate an orderly sale of shares for the selling stockholder, and to create a public market for our common stock. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses, capital expenditures, and the potential repayment of borrowings under our Term Loan. We may also use a portion of the net proceeds to acquire, in-license or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

As of September 30, 2020, we had $2,406.3 million aggregate principal amount outstanding under our Term Loan, which matures on December 10, 2024. Our Term Loan accrues interest at the rate of, at our option, LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a floor of 1.00%, plus 6.00% or the base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by the administrative agent and (iii) the one-month adjusted LIBOR rate plus 1.00%, plus 5.00%. As of September 30, 2020, the effective interest rate on our Term Loan was 7.072% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources.”

The expected use of the net proceeds to us from this offering represents our intentions based upon our present plans and business conditions. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We currently intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of our Credit Agreement. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and capitalization as of September 30, 2020:

•	on an actual basis; and

•

on an as adjusted basis to give effect to: (i) the filing of our amended and restated certificate of incorporation to effect, among other things, a                 -for-one stock split with respect to our common stock and a change in our authorized capital stock to increase our authorized common stock to                 shares of common stock and to authorize up to                shares of preferred stock, to be effected prior to the closing of this offering, and (ii) the issuance of                shares of common stock in this offering at an assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	As Adjusted(1)(2)
(in millions)
Cash and cash equivalents	$378.5	$

Long-term debt(3)	$2,341.9	$
Shareholders’ equity (deficit)
Preferred shares: no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	$—	$
Common shares: 1,000,000 shares authorized, 977,668 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	$—	$
Additional paid-in capital	$455.0	$
Accumulated other comprehensive income	$6.0	$
Accumulated deficit	$(1,802.4)	$

Total shareholders’ equity (deficit)	$(1,341.4)	$

Total capitalization	$1,000.5	$

(1)

The as adjusted information provided above are illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $            million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $            million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	The as adjusted information provided above does not reflect repayment of debt.
(3)

As of September 30, 2020, on an actual and as adjusted basis, we had $350.0 million in additional availability under our Revolving Credit Facility. In addition, substantially concurrently with the closing of this offering, we expect to increase the borrowing capacity of the Revolving Credit Facility from $350 million to $550 million.

The table and discussion above is based on 977,668 shares of our common stock outstanding as of September 30, 2020, and excludes:

•

                 shares of our common stock reserved for future issuance under the 2020 Plan (assuming we sell                  shares of our common stock in this offering), for which we anticipate that, promptly following the pricing of this offering, subject to approval of our board of directors or an authorized committee thereof, we will grant substantially all of such available shares as equity awards to employees and eligible service providers under the 2020 Plan, of which we anticipate (1) approximately 60% to 70% of the shares will be awarded as stock options at an exercise price equal to the per share price of our common stock in this offering, and (2) approximately 30% to 40% of the shares will be awarded as restricted stock units, or RSUs, as further described in “Compensation Discussion and Analysis—Equity Incentive Award Plans—2020 Equity Incentive Award Plan”;

•	20,000 shares of our common stock issuable upon the exercise of outstanding options under our 2020 Plan, as of , 2020, at a weighted-average exercise price of $7,481 per share; and

•	14,862 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2020 Plan, as of , 2020.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share immediately after this offering.

As of September 30, 2020, our net tangible book value (deficit) was approximately $(2,146.3) million, or $(2,195.33) per share of our common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2020.

As of September 30, 2020, our pro forma net tangible book value was approximately $            million, or $            per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2020, after giving further effect to the issuance of shares of common stock in this offering and the receipt of the net proceeds therefrom at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth in this prospectus. This represents an immediate increase in pro forma net tangible book value (deficit) of $            per share of common stock to our existing stockholders and an immediate dilution in net tangible book value (deficit) of $            per share to new investors in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of September 30, 2020		$(2,195.33)
Increase in pro forma tangible book value per share attributable to new investors in this offering	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors in this offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease, respectively, our pro forma net tangible book value per share after this offering by $            , and the dilution in pro forma net tangible book value per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares of common stock we are offering. Each 1,000,000 increase or decrease in the number of shares offered by us as set forth on the cover page of this prospectus would increase or decrease, respectively, our pro forma net tangible book value per share after this offering by $            , and the dilution in pro forma net tangible book value per share to new investors in this offering by $            per share, assuming that the assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares from             . If the underwriters exercise their option to purchase additional shares from              in full, the pro forma net tangible book value per share after this offering would be $            per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $            per share.

The following table summarizes, on a pro forma basis as of September 30, 2020, the difference between existing stockholders and new investors in this offering with respect to the number of common shares purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $                per share (which is the midpoint of the estimated offering price range on the cover page of this prospectus), before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering			%	$		%	$

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $            per share of our common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease the total consideration paid by new investors in this offering by $            and, in the case of an increase, would increase the percentage of total consideration paid by new investors in this offering by        % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors in this offering by        %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of                shares of our common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors in this offering by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors in this offering by        % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors in this offering by        %, assuming that the assumed initial public offering price is the midpoint of the range set forth on the cover page of this prospectus.

The above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares from             . If the underwriters exercise their option to purchase additional shares from                  in full, our existing stockholders would own        % and our new investors would own        % of the total number of shares of common stock outstanding upon completion of this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding that will be outstanding immediately following this offering, but excluding:

•

                 shares of our common stock reserved for future issuance under the 2020 Plan (assuming we sell                  shares of our common stock in this offering), for which we anticipate that, promptly following the pricing of this offering, subject to approval of our board of directors or an authorized committee thereof, we will grant substantially all of such available shares as equity awards to employees and eligible service providers under the 2020 Plan, of which we anticipate (1) approximately 60% to 70% of the shares will be awarded as stock options at an exercise price equal to the per share price of our common stock in this offering, and (2) approximately 30% to 40% of the shares will be awarded as restricted stock units, or RSUs, as further described in “Compensation Discussion and Analysis—Equity Incentive Award Plans—2020 Equity Incentive Award Plan”;

•	20,000 shares of our common stock issuable upon the exercise of outstanding options under our 2020 Plan, as of , 2020, at a weighted-average exercise price of $7,481 per share; and

•	14,862 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding under our 2020 Plan, as of , 2020.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial should be read in conjunction with “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited selected historical consolidated statements of operations data for the years ended December 31, 2015 and 2016, and the unaudited selected historical consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our unaudited consolidated financial statements not included in this prospectus and are presented on a basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2017 are derived from our audited consolidated financial statements not included in this prospectus, and are presented on a basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019 and the selected historical consolidated balance sheet data as of December 31, 2018 and 2019, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated statements of operations data presented below for the nine months ended September 30, 2019 and 2020 and the consolidated balance sheet data as of September 30, 2020 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of September 30, 2020 and the results of operations and cash flows for the nine months ended September 30, 2019 and 2020. Our historical results are not necessarily indicative of our future results and our results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2020 or any other period. The selected historical consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Year ended December 31,					Nine months ended September 30,
	2015	2016	2017	2018	2019	2019	2020
	(Unaudited)					(Unaudited)
(in millions, except shares and per share amounts)
Revenues(1)	$725.3	$931.9	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0
Costs and expenses
Cost of revenue	227.8	282.4	348.2	437.0	566.3	415.7	538.7
Research and development	67.0	78.0	107.7	148.3	210.5	149.7	192.1
Sales and marketing	128.3	168.6	217.7	293.2	413.7	303.5	367.8
General and administrative(2)(3)(4)	55.6	241.1	131.8	178.8	199.7	126.5	454.5
Other expense(5)	—	—	12.3	0.8	—	—	—

Total costs and expenses	478.7	770.1	817.7	1,058.1	1,390.2	995.4	1,553.1

Income from operations	246.6	161.8	333.1	432.6	497.4	404.0	244.9
Interest expense (income) and other, net	(1.3)	3.1	(4.7)	1.9	61.1	20.6	149.1

Income before income taxes	247.9	158.7	337.8	430.7	436.3	383.4	95.8
Provision for income taxes	51.9	77.3	80.4	92.7	147.4	124.5	79.7

Net income	$196.0	$81.4	$257.4	$338.0	$288.9	$258.9	$16.1

Net income per share attributable to common stockholders, basic(6)			$272.38	$357.67	$305.71	$273.97	$16.83

Net income per share attributable to common stockholders, diluted(6)			$272.38	$357.67	$357.71	$273.97	$16.83

Weighted-average shares used in computing net income per share attributable to common stockholders, basic(6)			945,000	945,000	945,000	945,000	956,446

Weighted-average shares used in computing net income per share attributable to common stockholders, diluted(6)			945,000	945,000	945,000	945,000	956,457

(1)	Includes, for the year ended December 31, 2019, $6.5 million income from an early termination of a license agreement.
(2)	Includes, for the nine months ended September 30, 2020, stock-based compensation expense of $264.8 million related to the issuance of certain equity awards to members of management.
(3)

Includes acquisition and related expenses and other items aggregating $2.7 million, $1.6 million, $28.0 million and $57.1 million for the years ended December 31, 2016, 2017, 2018 and 2019, respectively, and $17.4 million and $33.5 million for the nine-month periods ended September 30, 2019 and 2020, respectively.

(4)	Includes a legal settlement expense of $37.6 million for the nine months ended September 30, 2020. See “Business—Legal Proceedings” for additional information.
(5)	Relates to impairment charges on specific game assets recorded during the years ended December 31, 2017 and 2018.
(6)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	As of December 31,					As of September 30,
	2015	2016	2017	2018	2019	2020
	(Unaudited)					(Unaudited)
(in millions)
Cash and cash equivalents	$153.4	$96.9	$326.0	$300.5	$266.8	$378.5
Short-term deposits	—	—	70.0	—	—	—
Restricted cash	1.0	1.0	8.6	5.1	5.2	5.1
Total current assets	224.1	191.7	558.5	542.8	477.1	639.6
Total current liabilities	67.7	99.2	177.6	435.1	553.9	578.1
Net working capital (1)	156.4	92.5	380.9	107.7	(76.8)	61.5
Property and equipment, net	13.1	20.3	26.8	50.8	82.8	96.8
Total assets	398.4	373.7	850.2	1,014.8	1,480.3	1,641.4
Long-term debt	—	—	—	—	2,319.8	2,237.2
Retained earnings (deficit)	196.0	63.1	320.5	258.5	(1,818.5)	(1,802.4)
Total stockholders’ equity (deficit)	321.5	269.0	526.4	464.7	(1,615.5)	(1,341.4)

(1)	We define net working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Summary Consolidated Financial and Other Data,” “Selected Consolidated Financial Data,” the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.

Overview

We are one of the world’s leading developers of mobile games creating fun, innovative experiences that entertain and engage our users. We have built best-in-class live game operations services and a proprietary technology platform to support our portfolio of games which enable us to drive strong user engagement and monetization. Our games are free-to-play, and we are experts in providing novel, curated in-game content and offers to our users, at optimal points in their game journeys. Our expertise in live operations services and our ability to cross-pollinate learnings throughout our portfolio have produced nine games ranking in the top 100 highest grossing mobile games in the United States, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie.

We own some of the most iconic free-to-play mobile games in the world, many of which are the #1 games in their respective genres, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020 worldwide, according to App Annie. Our players love our games because they are fun, creative, engaging, and kept fresh through a steady release of new features that are customized for different player segments.

History and Key Milestones

Since our founding, we have developed and acquired some of the most iconic free-to-play mobile games in the world. At the same time, we have developed software and pursued technology enhancing acquisitions that are complementary and additive to our technology platform and our live operations services. The below highlights our key milestones as an organization:

Playtika was founded in 2010, when we released our first game, Slotomania, which currently remains the largest game in our portfolio based on revenues. In 2011, we were acquired by Caesars Interactive Entertainment, Inc., or CIE. Under CIE’s ownership, we continuously expanded our game portfolio by launching Caesars Slots (2011) and by acquiring several games, including Bingo Blitz (2012), World Series of Poker (2013) and House of Fun (2014).

In 2016, we were acquired by a consortium of investors led by Giant Investment Co., Ltd., or Giant, for $4.4 billion. Under Giant’s control, we have diversified our gaming portfolio, including into new genres, through the acquisitions of games and studios including Jelly Button (2017), Wooga (2018), Supertreat (2019) and Seriously (2019).

In addition, we have consummated technology acquisitions that enhance our marketing, artificial intelligence and research and development capabilities.

Our games are free-to-play, and we primarily generate revenues through in-app purchases, including the sale of virtual currency and items, and, to a much lesser extent, through in-app advertising. As part of their gameplay, our users can purchase virtual items, which enhance and expand their game experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within our games.

Today, Playtika represents a unique combination of scale, growth and operating cash flow driven by an operational strategy that has evolved over ten years. In the nine months ended September 30, 2020, we generated $1,798.0 million in revenues, net income of $16.1 million and $665.8 million in Adjusted EBITDA, representing a net income margin of 0.9% and an Adjusted EBITDA Margin of 37.0%. Our portfolio of games is well diversified among our target genres, with 57.4% of revenues generated by casino-themed titles and 42.6% by casual games for the nine months ended September 30, 2020. During the nine months ended September 30, 2020, we had 35.2 million average MAUs and 11.4 million average DAUs. Of the games that we have operated for at least five years, we increased revenues of five of them at a compound annual growth rate of 15% or more during the five years ended September 30, 2020, demonstrating that our games have long-term appeal to users and our ability to increase monetization over time. There are a number of factors that explain our attractive margin profile, including our ownership of substantially all of our intellectual property of our games, our financial discipline, and our ability to retain paying users over the long term.

Our financial results reflect the significant growth in our game franchises, as well as our ability to acquire and integrate new mobile games and deploy new technologies. Through frequent content and feature updates, and our technology-driven live operations capabilities, our games provide highly tailored experiences to users. By serving content, offers, and features to users at the right times during their playing cycle, we are able to achieve impressive engagement, monetization and retention outcomes. The chart below illustrates revenues generated by each cohort over the periods presented with respect to Slotomania, Caesars Slots, Bingo Blitz and World Series of Poker, with each cohort representing users who downloaded or first played any of these games in a given year (for example, the 2019 cohort includes all customers that downloaded or first played any such game between January 1, 2019 and December 31, 2019). Some users downloaded or first played the game at the beginning of the year and were active for an entire year, and others downloaded or first played at other points during that year. Because of this dynamic, each cohort generally has greater revenues in its second year than in its initial year, in part because the second year represents the first period during which the full cohort has been active on our platform for an entire year, and in part because more DAUs have become DPUs. We are only including Slotomania, Caesars Slots, Bingo Blitz and World Series of Poker because these are the games that we have directly operated for at least seven years and for which we have cohort data for at least seven years. Those four games also represented 64.3% of our revenues for the nine months ended September 30, 2020.

User Revenue Cohort Data (as a percentage of revenue)

Key Performance Metrics and Non-GAAP Measures

We manage our business by tracking several key performance metrics through our internal analytics systems. Our key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers’ policies, restrictions, seasonality, user connectivity, conversion of users to paying users and the addition of new content to certain games, and, in certain cases, our operating metrics may not necessarily correlate directly to quarterly revenues trends. Future growth in players and engagement will depend on our ability to retain current players, attract new players, acquire or launch new games and features, and expand into new markets and distribution platforms. We believe our key performance metrics during the first half of 2020 were bolstered by the increased demand for in-home entertainment, including mobile gaming, as a result of the COVID-19 pandemic. During the third quarter of 2020, our key performance metrics experienced a return to more normalized levels, which we believe was due in part to a return of other entertainment alternatives as the “stay-at-home” orders and similar restrictions related to the COVID-19 pandemic were lifted.

Daily Paying Users

We define Daily Paying Users, or DPUs, as the number of individuals who purchased, with real world currency, virtual currency or items in any of our games on a particular day. Under this metric, an individual who makes a purchase of virtual currency or items in two different games on the same day is counted as two DPUs. Similarly, an individual who makes a purchase of virtual currency or items in any of our games on two different platforms (e.g., web and mobile) or on two different social networks on the same day could be counted as two Daily Paying Users. Average Daily Paying Users for a particular period is the average of the DPUs for each day during that period. We believe that Daily Paying Users is a useful metric to measure game monetization.

Average Daily Paying Users (in thousands)

We believe we have the opportunity to grow the number of Daily Paying Users by growing our DAUs (defined below) and by increasing our Daily Payer Conversion (as defined below).

Daily Active Users

We define Daily Active Users, or DAUs, as the number of individuals who played one of our games during a particular day on a particular platform. Under this metric, an individual who plays two different games on the same day is counted as two DAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two Daily Active Users. Average Daily Active Users for a particular period is the average of the DAUs for each day during that period. We believe that Daily Active Users is a useful metric to measure the scale and usage of our games.

Average Daily Active Users (in millions)

We believe we have an opportunity to grow our DAUs due to our focus on classic games, curated in-game content and marketing acquisition capabilities.

Daily Payer Conversion

We define Daily Payer Conversion as (i) the total number of DPUs, (ii) divided by the number of DAUs on a particular day. Average Daily Payer Conversion for a particular period is the average of the Daily Payer Conversion rates for each day during that period. We believe that Daily Payer Conversion is a useful metric to describe the monetization of our users.

Daily Payer Conversion (in percent)

We believe that we can further increase Daily Payer Conversion by continuing to leverage and improve our technology platform and live operations capabilities.

Average Revenue per Daily Active User

We define Average Revenue per Daily Active User, or ARPDAU, as (i) the total revenue in a given period, (ii) divided by the number of days in that period, (iii) divided by the average DAUs during the period. We believe that ARPDAU is a useful metric to describe monetization.

ARPDAU (in $)

Monthly Active Users

We define Monthly Active Users, or MAUs, as the number of individuals who played one of our games during a calendar month on a particular platform. Under this metric, an individual who plays two different games in the same calendar month is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks during the same month would be counted as two Monthly Active Users. Average Monthly Active Users for a particular period is the average of the MAUs for each month during that period. We believe that Monthly Active Users is a useful metric to measure the scale and reach of our platform, but base our business decisions primarily on daily performance metrics, which we believe more accurately reflect user engagement with our games.

Average Monthly Active Users (in millions)

We believe we have an opportunity to grow our MAUs given the rapid growth of the mobile games industry, as well as through our potential for user expansion.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin, as used in this prospectus, are non-GAAP financial measures that are presented as a supplemental disclosure, and should not be construed as an alternative to net income as an indicator of operating performance, nor as an alternative to cash flow provided by operating activities as a measure of liquidity, both as determined in accordance with GAAP. For a definition of Adjusted EBITDA and Adjusted EBITDA Margin, a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see “—Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin.”

Key Factors Affecting Our Business

There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:

•

Conversion of players into paying users and ongoing monetization. While our games are free-to-play, we generate substantially all of our revenues from players’ purchases of in-game virtual items. Revenues from in-app purchases accounted for 97.2% of revenues in the nine months ended September 30, 2020. Our financial performance is dependent, in part, on our ability to convert more active players into paying players and sustainably grow user spend over the long term. In the quarter ended September 30, 2020, our average Daily Payer Conversion was 2.6%, reflecting a decrease from 2.7% in the previous quarter. Our players’ willingness to consistently make in-app purchases is impacted by our ability to deliver engaging content and personalized user experiences.

•

Acquisitions of games and new technology. We have grown and expect to continue to grow our business by acquiring games and game studios that we believe can benefit from our live operations services, our Playtika Boost Platform, our design experience, and our scale. Our recent acquisitions of Jelly Button (2017), Wooga (2018), Supertreat (2019) and Seriously (2019) increased our exposure to new genres and further demonstrated our ability to successfully apply our know-how in such genres. When we acquire games and studios, we focus on providing existing audiences with proven content and applying our live operations to create a better game experience for users. We also seek to make acquisitions in technology that enhance our marketing, artificial intelligence and research and development capabilities, such as our acquisition of Aditor, a mobile marketing company.

•

Launch of new games and release of new content, offers, and features. Our revenue growth has been driven by improving the content, offers, and features in our existing games and the release or acquisition of new games. In order to enhance the content, offers, and features in our existing games and to develop or acquire new games, we must invest a significant amount of our technological and creative resources, ensuring that we support a consistent cadence of novel content creation that drives conversion and continued monetization. These expenditures generally occur months in advance of the release of new content or the launch or acquisition of a new game.

•

Retaining our users and successfully acquiring new users. Establishing and maintaining a loyal network of users and paying users is vital for our business. In order to grow our user network, we incur marketing expenses across various user acquisition channels and maintain a substantial focus on content development for our existing games to attract, engage and retain users. During the quarter ended September 30, 2020, we had 10.9 million average DAUs, representing an increase of 0.3 million average DAUs compared to the quarter ended September 30, 2019, and 0.3 million average DPUs.

•

User acquisition. During the nine months ended September 30, 2020, we had 11.4 million average DAUs, an increase of 15.2% from the same period in the prior year. We believe that we will be able to continue to grow our user base, including through traditional marketing and advertising, informal marketing campaigns, and cross-promoting between our games, including new games we develop or acquire. We intend to continue to seek new opportunities to enhance and refine these marketing efforts to acquire new users, including identifying potential technologies to enhance our marketing and advertising capabilities.

COVID-19

The global pandemic associated with COVID-19 has caused major disruption to all aspects of the global economy and daily life in recent months, particularly as quarantine and stay-at-home orders have been imposed by all levels of government. We have followed guidance by the United States, Israeli and other applicable foreign and local governments to protect our employees and operations during the pandemic and have implemented a remote environment for our business. We cannot predict the potential impacts of the COVID-19 pandemic on our business or operations, but we continuously monitor performance and other industry reports to assess the risk of future negative impacts should the disruptions of the COVID-19 pandemic continue to evolve.

Despite the challenges we have faced in light of the COVID-19 pandemic, our revenues and number of DAUs have increased while the stay-at-home orders were in place across the United States. As individuals spend more time at home, we have seen an increase in time spent with digital entertainment, including casual gaming and games involving socially interactive experiences.

The COVID-19 pandemic has resulted in and may continue to result in consumers spending a greater portion of their time at home and sustained demand for entertainment options, which may continue to benefit our financial results. However, the COVID-19 pandemic has caused an economic recession, high unemployment rates, and other disruptions, both in the United States and the rest of the world. We cannot predict the potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that these near-term trends will continue, particularly if the COVID-19 pandemic increases and the adverse consequences thereof in severity or continues for a protracted period of time, which could disrupt our operations, or put greater financial pressure on the economy and users’ discretionary income or spending habits. In addition, we could experience a decrease in user activity or spending after the COVID-19 pandemic subsides, which could adversely impact our cash flows, operating results, and financial condition. See “Risk Factors—Risks Related to Our Business—The recent COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition” for more information.

Components of our Results of Operations

Revenues

We primarily derive revenue from the sale of virtual items associated with online games.

We distribute our games to the end customer through various web and mobile platforms, such as Apple, Facebook, Google and other web and mobile platforms plus our own proprietary platforms. Our revenues through each of these platforms, through our own proprietary platforms, and through other platforms were as follows:

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
(In millions)
Revenues
Apple	$422.8	$524.9	$660.5	$487.4	$619.8
Google	314.5	450.8	609.6	447.4	605.0
Facebook	310.7	330.4	294.9	228.0	215.6
Other	57.0	73.1	119.3	91.2	109.0

Total third-party platform revenues	1,105.0	1,379.2	1,684.3	1,254.0	1,549.4
Internal proprietary platforms	45.8	111.5	203.3	145.4	248.6

Total revenues	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0

Through these platforms, users can download our free-to-play games and can purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual items are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than virtual items within our games.

Our games are played primarily on various third-party platforms for which the platform providers collect proceeds from our customers and pay us an amount after deducting platform fees. We are primarily responsible for fulfilling the virtual items, have the control over the content and functionality of games and have the discretion to establish the virtual items’ prices. Therefore, we are the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue.

Cost of revenue

Cost of revenue includes payment processing fees, customer support, hosting fees and depreciation and amortization expenses associated with assets directly involved in the generation of revenues, primarily servers. Platform providers (such as Apple, Facebook and Google) charge a transactional payment processing fee to accept payments from our players for the purchase of in-app virtual goods. Payment processing fees and other related expenses for in-app purchases made through our proprietary platforms are typically 3-4%, compared to a 30% platform fee for third party platforms. We generally expect cost of revenue to fluctuate proportionately with revenues.

Research and development

Research and development consists of salaries, bonuses, benefits, other compensation, including stock-based compensation and allocated overhead, related to engineering, research, and development. In addition, research and development expenses include depreciation and amortization expenses associated with assets associated with our research and development efforts. We expect research and development expenses will increase in absolute dollars as our business expands and as we increase our personnel headcount to support the expected growth in our technical development and operating activities.

Sales and marketing

Sales and marketing consists of costs related to advertising and user acquisition, including costs related to salaries, bonuses, benefits, and other compensation, including stock-based compensation and allocated overhead. In addition, sales and marketing expenses include depreciation and amortization expenses associated with assets related to our sales and marketing efforts. We plan to continue to invest in sales and marketing to retain and acquire users. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts.

General and administrative

General and administrative expenses consist of salaries, bonuses, benefits, and other compensation, including stock-based compensation, for all our corporate support functional areas, including our senior leadership. In addition, general and administrative expenses include outsourced professional services such as consulting, legal and accounting services, taxes and dues, insurance premiums, and costs associated with maintaining our property and infrastructure. General and administrative expenses also include depreciation and amortization expenses associated with assets not directly attributable to any of the expense categories above. We also record adjustments to contingent consideration payable recorded after the acquisition date, and legal settlement expenses, as components of general and administrative expense. We expect general and administrative expenses will increase in absolute dollars due to the additional administrative and regulatory burden of becoming and operating as a public company.

Other expense

Other expense relates to impairment charges on specific game assets recorded during 2017 and 2018.

Interest expense and other, net

We generally did not incur interest expense prior to August 2019. In August 2019, we borrowed $2,583 million under our senior secured 363-day bridge loan facility, or the Bridge Facility, and then subsequently refinanced the borrowings under that facility in December 2019 pursuant to our Credit Agreement, dated as of December 10, 2019, by and among us, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto, as amended, or the

Credit Agreement. Our interest expense includes amortization of deferred financing costs and is offset by interest income earned on the investment of excess cash and cash equivalents. We expect to continue to incur interest expense under our Credit Agreement, although such interest expense will fluctuate based upon the underlying variable interest rates.

Provision for income taxes

The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, the United Kingdom and Israel, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our effective tax rate can fluctuate based on various factors, including our financial results and the geographic mix to which they relate, the applicability of special tax regimes, changes in our business or operations, examination-related developments and changes in tax law.

Results of Operations

The table below shows the results of our key financial and operating metrics for the periods indicated. Unless otherwise indicated, financial metrics are presented in millions of U.S. Dollars, user statistics are presented in millions of users, and ARPDAU is presented in U.S. Dollars.

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
(In millions, except shares and per share amounts, percentages, Average DPUs, and ARPDAU)
Revenues	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0

Costs and expenses
Cost of revenue	$348.2	$437.0	$566.3	$415.7	$538.7
Research and development	107.7	148.3	210.5	149.7	192.1
Sales and marketing	217.7	293.2	413.7	303.5	367.8
General and administrative	131.8	178.8	199.7	126.5	454.5
Other	12.3	0.8	—	—	—

Total costs and expenses	817.7	1,058.1	1,390.2	995.4	1,553.1

Operating income	$333.1	$432.6	$497.4	$404.0	$244.9

Adjusted EBITDA	$373.7	$499.1	$621.0	$471.6	$665.8

Non-financial performance metrics
Average DAUs	6.2	6.7	10.2	9.9	11.4
Average DPUs (in thousands)	119	150	218	208	290
Average Daily Payer Conversion	1.9%	2.2%	2.1%	2.1%	2.5%
ARPDAU	$0.51	$0.61	$0.51	$0.51	$0.57
Average MAUs	18.6	20.7	33.3	32.5	35.2

We recognized compensation expenses related to retention bonus and appreciation unit awards under the Playtika Holding Corp. Amended and Restated Retention Plan, or the 2017-2020 Retention Plan, of $107.1 million, $112.7 million and $72.7 million during the years ended December 31, 2017, 2018 and 2019, respectively, and $55.6 million and $51.3 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited).

Comparison of the nine months ended September 30, 2020 versus the nine months ended September 30, 2019

	Nine months ended September 30,		Variance amount
	2019	2020	2020 vs. 2019
	(Unaudited)
($ in millions)
Revenues earned through third-party platforms	$1,254.0	$1,549.4	$295.4	24%
Revenues earned through internal proprietary platforms	145.4	248.6	103.2	71%

Total revenues	$1,399.4	$1,798.0	$398.6	28%

Cost of revenue	$415.7	$538.7	$123.0	30%
Research and development expenses	149.7	192.1	42.4	28%
Sales and marketing expenses	303.5	367.8	64.3	21%
General and administrative expenses	126.5	454.5	328.0	259%

Total costs and expenses	$995.4	$1,553.1	$557.7	56%

Revenues

Revenues for the nine months ended September 30, 2020 increased by $398.6 million when compared with the same period of 2019. The increase in revenues was primarily due to the acquisitions of Supertreat in January 2019 and Seriously in July 2019 contributing an aggregate $152.0 million of incremental revenues compared to the nine months ended September 30, 2019, combined with our ongoing improvements to monetization, new content and product features and increased engagement across our broader portfolio of games, including as a result of stay-at-home orders during the global COVID-19 pandemic. The combination of these factors—acquisitions, improvements to monetization, new content and product features and the increased engagement—drove an increase in both DAUs and DPUs, resulting in the overall increase to payer conversion. The increase in revenues generated from internal proprietary platforms as a percentage of total revenues resulted from increased marketing activities through these platforms.

Cost of revenue

Cost of revenue for the nine months ended September 30, 2020 increased by $123.0 million when compared with the same period of 2019. The increase in cost of revenue was primarily due to $40.1 million in incremental platform fees incurred by us related to the acquisitions of Supertreat and Seriously during the nine months ended September 30, 2020, combined with increased platform fees that generally correspond with an increase in revenues. The increase in revenues generated from internal proprietary platforms as a percentage of total revenues resulted in a favorable impact on total platform fees, although this favorable impact was more than offset by increased amortization expense for intangible assets resulted from recent acquisitions.

Research and development expenses

Research and development expenses for the nine months ended September 30, 2020 increased by $42.4 million when compared with the same period of 2019. The increase in research and development expenses was primarily due to $14.9 million in incremental expenses incurred by us following the acquisitions of Supertreat and Seriously, as well as increased headcount resulting from newly formed research and development operations in Romania and Switzerland and expansions of our existing research and development operations in the Ukraine, Belarus and Israel.

Sales and marketing expenses

Sales and marketing expenses for the nine months ended September 30, 2020 increased by $64.3 million when compared with the same period of 2019. The increase in sales and marketing expenses was primarily due to approximately $58.8 million in incremental expenses incurred by us related to the acquisitions of Supertreat and Seriously, as well as increased media buy expenses.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2020 increased by $328.0 million when compared with the same period of 2019. The increase in general and administrative expenses was primarily due to $264.8 million in expenses for stock-based compensation, a $37.6 million expense related to a litigation settlement, $17.4 million in expense associated with adjusting contingent consideration to fair value, and $3.7 million in incremental expenses incurred by us related to the acquisitions of Supertreat and Seriously, all of which have no comparable amounts in the prior period. We also incurred acquisition and related expenses of $12.6 million during the nine months ended September 30, 2020, a $9.8 million increase over the prior period. General and administrative expense for the nine months ended September 30, 2020 also increased over the prior period due to increased labor costs associated with increased headcount.

Comparison of the year ended December 31, 2019 versus the year ended December 31, 2018

	Year ended December 31,		Variance amount
($ in millions)	2018	2019	2019 vs. 2018
Revenues earned through third-party platforms	$1,379.2	$1,684.3	$305.1	22%
Revenues earned through internal proprietary platforms	111.5	203.3	91.8	82%

Revenues	$1,490.7	$1,887.6	$396.9	27%

Cost of revenue	$437.0	$566.3	$129.3	30%
Research and development expenses	148.3	210.5	62.2	42%
Sales and marketing expenses	293.2	413.7	120.5	41%
General and administrative expenses	178.8	199.7	20.9	12%
Other expense	0.8	—	(0.8)	(100)%

Total costs and expenses	$1,058.1	$1,390.2	$332.1	31%

Revenues

Revenues for the year ended December 31, 2019 increased by $396.9 million when compared to 2018. The increase in revenues was primarily due to the acquisitions of Wooga in November 2018, Supertreat in January 2019 and Seriously in July 2019, contributing an aggregate $240.5 million of incremental revenues compared to the year ended December 31, 2018, combined with improved monetization and increased revenues from new content and product features across our broader portfolio of games when compared to 2018. The combination of the acquisitions and improvements to monetization, new content and product features drove an increase in both DAUs and DPUs. The increase in revenues generated from internal proprietary platforms as a percentage of total revenues resulted from the expansion of our proprietary platforms to include one additional game during 2018, combined with increased marketing activities in the existing games offered through these platforms.

Cost of revenue

Cost of revenue for the year ended December 31, 2019 increased by $129.3 million when compared with the same period of 2018. The increase in cost of revenue was primarily due to $64.8 million in incremental platform fees incurred by us related to the acquisitions of Wooga, Supertreat and Seriously, combined with increased platform fees associated with the increase in revenues. The increase in revenues generated from internal proprietary platforms as a percentage of total revenues resulted in a favorable impact on total platform fees, although this favorable impact was more than offset by incremental expense associated with the amortization of intangible assets recorded as part of the acquisitions.

Research and development expenses

Research and development expenses for the year ended December 31, 2019 increased by $62.2 million when compared with the same period of 2018. The increase in research and development expenses was primarily due to $34.3 million in incremental expenses incurred by us related to the acquisitions of Wooga, Supertreat and Seriously, as well as increased headcount to support existing operations, including an increase of $12.7 million in costs related to outsourced labor, offset by capitalization of research and development expenses related to platform development.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2019 increased by $120.5 million when compared with the same period of 2018. The increase in sales and marketing expenses was primarily due to approximately $104.1 million in incremental expenses incurred by us related to the acquisitions of Wooga, Supertreat and Seriously, as well as increased marketing expenses related to media buy expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 increased by $20.9 million when compared with the same period of 2018. The increase in general and administrative expenses was primarily due to $16.6 million in incremental expenses incurred by us related to the acquisitions of Wooga, Supertreat and Seriously, as well as $57.1 million in expense associated with adjusting contingent consideration to fair value and acquisition and related expenses, compared to an aggregate of $28.0 million in the prior period. This increase was partially offset by lower expense associated with the Company’s long-term cash incentive plan when compared to 2018.

Comparison of the year ended December 31, 2018 versus the year ended December 31, 2017

	Year ended December 31,		Variance amount
($ in millions)	2017	2018	2018 vs. 2017
Revenues earned through third-party platforms	$1,105.0	$1,379.2	$274.2	25%
Revenues earned through internal proprietary platforms	45.8	111.5	65.7	143%

Revenues	$1,150.8	$1,490.7	$339.9	30%

Cost of revenue	$348.2	$437.0	$88.8	26%
Research and development expenses	107.7	148.3	40.6	38%
Sales and marketing expenses	217.7	293.2	75.5	35%
General and administrative expenses	131.8	178.8	47.0	36%
Other expense	12.3	0.8	(11.5)	(93)%

Total costs and expenses	$817.7	$1,058.1	$240.4	29%

Revenues

Revenues for the year ended December 31, 2018 increased by $339.9 million when compared to 2017. The increase in revenues was primarily due to the incremental revenues of $57.3 million related to the acquisitions of

Jelly Button in October 2017 and Wooga in November 2018 compared to the year ended December 31, 2017, combined with improved monetization and increased revenues from new content and product features across our broader portfolio of games when compared to 2017. The combination of these acquisitions and improvements to monetization, new content and product features drove an increase in both DAUs and DPUs, resulting in the overall increase to payer conversion. The increase in revenues generated from internal proprietary platforms as a percentage of total revenues resulted from the expansion of our proprietary platforms to include one additional game during 2017 and one additional game during 2018, combined with incremental revenues from increased marketing activities in the existing games offered through these platforms.

Cost of revenue

Cost of revenue for the year ended December 31, 2018 increased by $88.8 million when compared with the same period of 2017. The increase in cost of revenue was primarily due to $15.9 million in incremental platform fees incurred by us related to the acquisitions of Jelly Button and Wooga, combined with increased platform fees associated with the increase in revenues, as well as an increase in both customer service costs and server hosting fees. These increases were partially offset by the favorable margin impact of increased sales through our internal proprietary platforms.

Research and development expenses

Research and development expenses for the year ended December 31, 2018 increased by $40.6 million when compared with the same period of 2017. The increase in research and development expenses was primarily due to $20.8 million in incremental expenses incurred by us related to the acquisitions of Jelly Button and Wooga, as well as increased labor costs attributable to a combination of increased wages and increased headcount to support existing operations.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2018 increased by $75.5 million when compared with the same period of 2017. The increase in sales and marketing expenses was primarily due to approximately $38.4 million in incremental expenses incurred by us related to the acquisitions of Jelly Button and Wooga, as well as increased marketing expenses related to media buy expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 increased by $47.0 million when compared with the same period of 2017. The increase in general and administrative expenses was primarily due to $6.9 million in incremental expenses incurred by us related to the acquisitions of Jelly Button and Wooga, as well as $28.0 million in expense associated with adjusting contingent consideration to fair value and acquisition and related expenses, comparable to an aggregate of $1.6 million in the prior period. General and administrative expenses for the year ended December 31, 2018 also increased over the prior year due to increased consulting and professional services spend and increased rent expense.

Other Factors Affecting Net Income

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
(in millions)
Interest expense	$—	$0.5	$61.6	$18.7	$150.5
Interest income	(1.5)	(5.2)	(1.5)	(1.5)	(0.1)
Foreign currency exchange, net	(2.8)	5.9	0.3	3.2	(2.0)
Other	(0.4)	0.7	0.7	0.2	0.7
Provision for income taxes	80.4	92.7	147.4	124.5	79.7

Interest expense

Interest expense in 2019 and the first nine months of 2020 is primarily related to funds borrowed in August 2019 under the Bridge Facility, and amounts borrowed under the Credit Agreement. Prior to August 2019, interest expense was not material to the Company.

Taxes on income

The effective income tax rate for the nine months ended September 30, 2020 was 83.2%. This effective tax rate was determined using a worldwide estimated annual effective tax rate and took discrete items into consideration. The primary difference between the effective tax rate and the 21% U.S. federal statutory rate was due to significant non-deductible stock-based compensation expense for certain restricted stock units granted during the nine months ended September 30, 2020. Other differences were primarily due to the impact of accounting for return-to-provision adjustments, inclusion of Global Intangible Low-Taxed Income and geographic mix of earnings in countries with different statutory rates.

The provision for income tax was $147.4 million for the year ended December 31, 2019, an increase of $54.7 million when compared to the same period in 2018. Our effective income tax rate was 33.8% and 21.5% for the years ended December 31, 2019 and 2018, respectively. The year-over-year increase in our effective tax rate from 2018 to 2019 was primarily due to the tax effects of the repatriation of undistributed earnings of our non-U.S. subsidiaries in 2019. The provision for income tax was $92.7 million for the year ended December 31, 2018, an increase of $12.3 million when compared to the same period in 2017. Our effective income tax rate was 23.8% for the year ended December 31, 2017. The year-over-year decrease in our effective tax rate from 2017 to 2018 was primarily due to the reduction in the U.S. statutory tax rate from 35% to 21% pursuant to the U.S. Tax Cuts and Jobs Act, or the Tax Act, partially offset by the increase related to the differences in statutory income tax rates of our non-U.S. subsidiaries.

Prior to the second quarter of 2019, we considered the earnings in our non-U.S. subsidiaries to be indefinitely reinvested and accordingly, recorded no deferred income taxes associated with such earnings. During the second quarter of 2019, we reevaluated our historic assertion and no longer considered the earnings of our non-U.S. subsidiaries to be indefinitely reinvested since the cash generated from some of the foreign subsidiaries will be used to service debt in the United States. As a result of our change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $41.7 million. Such deferred taxes were recognized as tax expense. The change in assertion relates both retroactively, to historical earnings as well as prospectively to future earnings in our non-U.S. subsidiaries.

Reconciliation of Net Income to Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and should not be construed as alternatives to net income as indicators of operating performance, nor as alternatives to cash flow provided by operating activities as a measure of liquidity, in each case as determined in accordance with GAAP. Below is a reconciliation of Adjusted EBITDA to net income, the closest GAAP financial measure. We define Adjusted EBITDA as net income before (i) interest expense, (ii) interest income, (iii) provision for income taxes, (iv) depreciation and amortization expense, (v) stock-based compensation, (vi) legal settlements, (vii) contingent consideration, (viii) acquisition and related expenses, and (ix) certain other items, including impairments. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenues.

We supplementally present Adjusted EBITDA because it is a key operating measure used by our management to assess our financial performance. Adjusted EBITDA adjusts for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance.

Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and analysts in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against other peer companies using similar measures. We evaluate Adjusted EBITDA in conjunction with our results according to GAAP because we believe it provides investors and analysts a more complete understanding of factors and trends affecting our business than GAAP measures alone. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to net income as a measure of financial performance, or any other performance measure derived in accordance with GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin as calculated herein may not be comparable to similarly titled measures reported by other companies within the industry and are not determined in accordance with GAAP. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or unexpected items. Also, we may incur expenses that are the same or similar to some of the adjustments in this presentation. See “Non-GAAP Financial Measures.”

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
(in millions)
Net income	$257.4	$338.0	$288.9	$258.9	$16.1
Provision for income taxes	80.4	92.7	147.4	124.5	79.7
Interest expense and other, net	(4.7)	1.9	61.1	20.6	149.1
Depreciation and amortization	26.7	37.7	73.0	50.2	85.0

EBITDA	359.8	470.3	570.4	454.2	329.9
Stock-based compensation(1)	—	—	—	—	264.8
Legal settlement(2)	—	—	—	—	37.6
Acquisition and related expenses(3)	0.5	28.0	57.1	23.9	30.0
Other items, including impairments(4)	13.4	0.8	(6.5)	(6.5)	3.5

Adjusted EBITDA	$373.7	$499.1	$621.0	$471.6	$665.8

Adjusted EBITDA Margin	32.5%	33.5%	32.9%	33.7%	37.0%

(1)	Reflects, for the nine months ended September 30, 2020, stock-based compensation expense related to the issuance of certain equity awards to members of management.
(2)	Reflects a legal settlement expense of $37.6 million for the nine months ended September 30, 2020. See “Business—Legal Proceedings” for additional information.
(3)

Includes (i) development-related retention payments, (ii) contingent consideration payment with respect to the Company’s acquisition of Seriously in July 2019, and (iii) third-party fees for actual or planned acquisitions, including related legal, consulting and other expenditures, and retention bonuses to employees related to acquisitions.

(4)

Primarily reflects impairment charges on specific game assets recorded during the years ended December 31, 2017 and 2018 and income from an early termination of a license agreement during the year ended December 31, 2019.

Adjusted EBITDA includes expenses recognized for grants of annual cash awards to employees pursuant to our Retention Plans, which awards are incremental to salary and bonus payments, and which plans expire in 2024. We recognized expenses related to these awards of $107.1 million, $112.7 million and $72.7 million during the years ended December 31, 2017, 2018 and 2019, respectively, and $55.6 million and $51.3 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited). For more information regarding our Retention Plans, see “Compensation Disclosure & Analysis—Retention Plans.”

Quarterly Results of Operations

The following table summarizes our selected unaudited quarterly consolidated statements of operations data for the quarters beginning with the first quarter of 2018 and ending with the third quarter of 2020. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full year or any other period.

	For the three month periods ended
(in millions)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Revenues	$340.0	$375.9	$386.1	$388.7	$445.7	$466.9	$486.8	$488.2	$534.2	$650.5	$613.3
Costs and expenses
Cost of revenue	99.3	107.3	111.2	119.2	133.7	139.5	142.5	150.6	165.9	192.6	180.2
Research and development	33.6	29.5	38.6	46.6	40.0	57.8	51.9	60.8	60.8	65.8	65.5
Sales and marketing expenses	65.8	65.0	73.2	89.2	94.9	94.3	114.3	110.2	125.3	125.8	116.7
General and administrative	51.9	32.5	59.6	34.8	35.6	32.7	58.2	73.2	69.0	338.3	47.2
Other expense	—	—	0.8	—	—	—	—	—	—	—	—

Total costs and expenses	250.6	234.3	283.4	289.8	304.2	324.3	366.9	394.8	421.0	722.5	409.6

Income from operations	89.4	141.6	102.7	98.9	141.5	142.6	119.9	93.4	113.2	(72.0)	203.7
Interest expense and other, net	(1.0)	1.5	(1.8)	3.2	(1.2)	1.3	20.5	40.5	58.3	46.0	44.8

Income (loss) before income taxes	90.4	140.1	104.5	95.7	142.7	141.3	99.4	52.9	54.9	(118.0)	158.9
Provision for income taxes	23.3	27.1	19.7	22.6	24.0	67.0	33.5	22.9	19.1	21.6	39.0

Net income (loss)	$67.1	$113.0	$84.8	$73.1	$118.7	$74.3	$65.9	$30.0	$35.8	$(139.6)	$119.9

Liquidity and Capital Resources

Capital spending

We incur capital expenditures in the normal course of business and perform ongoing enhancements and updates to our social and mobile games to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. We may also pursue acquisition opportunities for additional businesses or mobile games that meet our strategic and return on investment criteria. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, currently available unrestricted cash and cash equivalents, and borrowings under our senior secured revolving credit facility pursuant to the Credit Agreement, or the Revolving Credit Facility. Our cash and cash equivalents totaled $300.5 million and $266.8 million at December 31, 2018 and December 31, 2019, respectively, and $378.5 million at September 30, 2020. As of December 31, 2019, we had $216.7 million in additional borrowing capacity pursuant to our Revolving Credit Facility. As of September 30, 2020, we had $350.0 million in additional borrowing capacity pursuant to our Revolving Credit Facility. Payments of short-term debt obligations and other commitments are expected to be made from cash on hand and operating cash flows. Long-term obligations are expected to be paid through operating cash flows or, if necessary, borrowings under our Revolving Credit Facility or additional term loans or issuances of equity. We also intend to explore potential opportunities to refinance our Term Loan following the closing of this offering, although we do not have agreements or commitments for such refinancing at this time.

Our restricted cash totaled $5.1 million and $5.2 million at December 31, 2018 and December 31, 2019, respectively, and $5.1 million at September 30, 2020. Our restricted cash primarily consists of deposits to secure obligations under our operating lease agreements and to secure company-issued credit cards.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, restricted cash, borrowing capacity under our Revolving Credit Facility and our cash flows from operations will be sufficient to meet our normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Cash flows

The following tables present a summary of our cash flows for the periods indicated (in millions):

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Net cash flows provided by operating activities	$369.0	$452.8	$491.9	$312.6	$333.5
Net cash flows used in investing activities	(225.9)	(141.9)	(516.5)	(458.4)	(70.0)
Net cash flows provided by (used in) financing activities	92.0	(337.4)	(6.6)	126.1	(148.3)
Effect of foreign exchange rate changes on cash and cash equivalents	1.6	(2.5)	(2.4)	0.4	(3.6)

Net change in cash, cash equivalents and restricted cash	$236.7	$(29.0)	$(33.6)	$(19.3)	$111.6

Operating activities

Net cash flows provided by operating activities for the nine months ended September 30, 2020 increased $20.9 million when compared with the same period of 2019. Net cash flows provided by operating activities for the year ended December 31, 2019 increased $39.1 million when compared with the same period of 2018 and for the year ended December 31, 2018 increased $83.8 million compared with the same period of 2017.

Net cash flow provided by operating activities for each period primarily consisted of net income generated during the period, exclusive of non-cash expenses such as depreciation, amortization and stock-based compensation, with changes in working capital impacted by normal timing differences.

Investing activities

Net cash flow used in investing activities for the nine months ended September 30, 2020 decreased $388.4 million when compared to the same period of 2019 due to $408.6 million of consideration paid for the acquisition of Supertreat and Seriously in 2019, as well as $48.3 million related to the purchase and capitalization of assets each during the nine months ended September 30, 2019, offset by $70.0 million related to the purchase and capitalization of assets during the nine months ended September 30, 2020.

Net cash flows used in investing activities for the year ended December 31, 2019 increased $374.6 million when compared to the year ended December 31, 2018, due to $422.7 million of consideration paid for the acquisition of Supertreat and Seriously and $92.4 million related to the purchase and capitalization of assets during the year ended December 31, 2019. Net cash flows used in investing activities for the year ended December 31, 2018 included $179.2 million of consideration paid for the acquisition of Wooga and $56.7 million related to the purchase and capitalization of assets. Net cash flows used in investing activities for the year ended December 31, 2017 also included a $92.0 million loan given to a related party.

Financing activities

Net cash flows used in financing activities for the nine months ended September 30, 2020 decreased $274.4 million when compared to the same period of 2019. Net cash flows used in financing activities for the nine months ended September 30, 2020 included $250.0 million in borrowings on our Revolving Credit Facility, and $377.1 million in repayments on our Term Loan pursuant to the Credit Agreement. Net cash flows used in financing activities for the nine months ended September 30, 2019 included borrowings on our Bridge Facility of $2.6 billion offset by a distribution to our shareholder of $2.4 billion and $89.6 million in repayments on our short-term bank credit.

Net cash flows used in financing activities for the year ended December 31, 2019 decreased $330.8 million when compared with the same period of 2018. Financing activities for the year ended December 31, 2019, included a dividend distribution to our stockholder of $2.4 billion, proceeds of $2.6 billion from our Bridge Facility and $2.5 billion from our Term Loan, and repayment of our Bridge Facility of $2.6 billion. Financing activities for the year ended December 31, 2018, included a distribution to our stockholder of $400.0 million. Financing activities for the year ended December 31, 2017 consisted of a $92.0 million loan from a related party.

Capital resources

On August 20, 2019, we entered into a $2,583 million senior secured 363-day bridge loan facility, or the Bridge Facility. On December 10, 2019, we entered into a new credit agreement, or the Credit Agreement, by and among us, the lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties thereto, as amended, which included $2,750 million in senior secured credit facilities, or the Credit Facilities, consisting of a $250 million senior secured revolving credit facility, or the Revolving Credit Facility, and a $2,500 million senior secured first lien term loan, or the Term Loan, which was used to repay all borrowings under the Bridge Facility. On June 15, 2020, we received $100 million of incremental revolving commitments in order to increase the capacity of the Revolving Credit Facility to $350 million. Substantially concurrently with the closing of this offering, we expect to increase the borrowing capacity of the Revolving Credit Facility from $350 million to $550 million.

Credit Agreement

The Term Loan matures on December 10, 2024 and the Revolving Credit Facility matures on September 10, 2024 and includes a letter of credit sub-facility. The Term Loan requires scheduled quarterly principal payments in amounts equal to 1.25% of the original aggregate principal amount of the Term Loan, with the balance due at maturity.

The Credit Agreement allows us to request one or more incremental term loan facilities, incremental revolving credit facilities and/or increases to the Term Loan or the Revolving Credit Facility in an aggregate amount of up to the sum of (w) $100 million plus (x) the amount of certain voluntary prepayments plus (y) such additional amount so long as, (i) in the case of incremental credit facilities that rank pari passu with the liens on the collateral securing the Credit Facilities, our senior secured net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00, (ii) in the case of incremental credit facilities that rank junior to the liens on the collateral securing the Credit Agreement, our total secured net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00 and (iii) in the case of incremental credit facilities that are unsecured, our total net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00 plus (z) $200 million of incremental revolving commitments from and after the occurrence of a qualified initial public offering, in each case, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All future borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, subject to certain exceptions.

Interest and fees

Borrowings under the Credit Agreement bear interest at a rate equal to, at our option, either (a) LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a floor of (i) in the case of the Term Loan, 1.0% and (ii) in the case of the Revolving Credit Facility, 0.0% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by the administrative agent and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin.

Such applicable margin shall be (a) with respect to the Term Loan, 6.00% per annum in the case of any LIBOR loan or 5.00% per annum in the case of any base rate loan and (b) in the case of the Revolving Credit Facility, 3.25% per annum in the case of any LIBOR loan and 2.25% per annum in the case of any base rate loan, subject in the case of the Revolving Credit Facility to two 0.25% step-downs based on our senior secured net leverage ratio.

In addition, on a quarterly basis, we are required to pay each lender under the Revolving Credit Facility a commitment fee in respect of any unused commitments under the Revolving Credit Facility in the amount of 0.50% of the principal amount of the daily unused commitments of such lender, subject to step-downs to 0.375% and 0.25% based upon our senior secured net leverage ratio. We are also required to pay customary agency fees as well as letter of credit participation fees on outstanding letters of credit.

The Credit Agreement permits voluntary prepayments and requires mandatory prepayments in certain events including among others, 75% (subject to three 25% step-downs based on our senior secured net leverage ratio) of our excess cash flow to the extent such amount exceeds $10 million, certain net cash proceeds from non-ordinary asset sale transactions (subject to reinvestment rights, except in the case of certain material intellectual property and material games), and 100% of net proceeds of any issuance of debt (except for debt permitted to be incurred by the Credit Agreement).

Collateral and guarantors

The borrowings under the Credit Agreement are guaranteed by certain of our material, wholly-owned restricted subsidiaries that are incorporated under the laws of the United States, England and Wales and the State of Israel (subject to exceptions), and are secured by a pledge of substantially all of our existing and future property and assets and the guarantors (subject to exceptions), including a pledge of the capital stock of the domestic subsidiaries held by us and the domestic guarantors and 65% (or 100% in the case of certain of the guarantors) of the capital stock of the first-tier foreign subsidiaries held by us and the domestic guarantors, in each case subject to exceptions.

The Credit Agreement requires that we and the guarantors (a) generate at least 80.0% of the EBITDA (as defined in the Credit Agreement) of our and our restricted subsidiaries for the four fiscal quarters most recently ended prior to the end of each fiscal quarter and (b) own all “Material Intellectual Property” (defined as (i) any intellectual property rights consisting of registered trademarks or copyrights subsisting in the name or logo of any game that generates more than 5% of our and our restricted subsidiaries’ EBITDA for the then most recently ended four fiscal quarters and (ii) any intellectual property rights consisting of registered trademarks or copyrights subsisting in the names or logos of certain material games) on the last day of the four fiscal quarters most recently ended prior to the end of each fiscal quarter. If we and the guarantors do not satisfy such requirement, then we must cause sufficient additional subsidiaries (which, subject to certain limitations, may include guarantors located in jurisdictions other than the United States, England and Wales and the State of Israel) to become guarantors in order to satisfy such requirement. As of September 30, 2020, we were in compliance with these requirements.

Restrictive covenants

The Revolving Credit Facility includes a maximum first-priority senior secured net leverage ratio financial maintenance covenant of 6.25 to 1.00, which is applicable on the last day of any of our fiscal quarters on which the aggregate outstanding amount of the Revolving Credit Facility and letters of credit issued under the Revolving Credit Facility (excluding certain undrawn or cash collateralized letters of credit) exceeds 30% of the aggregate amount of the commitments under the Revolving Credit Facility. At September 30, 2020, our first-priority senior secured net leverage ratio was 2.41 to 1.00 (unaudited).

In addition, the Credit Agreement includes negative covenants, subject to certain exceptions, restricting or limiting our ability and the ability of our restricted subsidiaries to, among other things: (i) make non-ordinary course dispositions of assets; (ii) make certain mergers and acquisitions; (iii) complete dividends and stock repurchases and optional redemptions (and optional prepayments) of junior lien debt, unsecured debt and subordinated debt; (iv) incur indebtedness; (v) make certain loans and investments; (vi) incur liens and certain fixed charges; (vii) transact with affiliates; (viii) change our or our restricted subsidiaries’ business; (ix) enter into sale/leaseback transactions; (x) allow limitations on negative pledges and the ability of restricted subsidiaries to pay dividends or make distributions; (xi) change the fiscal year and (xii) modify junior lien debt, unsecured debt and subordinated debt documents. Under the Credit Agreement, we may be required to meet specified leverage ratios in order to take certain actions, such as incurring certain debt or liens or making certain investments.

For additional information regarding our indebtedness, see Note 9, “Debt” to the accompanying consolidated financial statements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of September 30, 2020 (in millions):

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Term loan, principal	$2,406.3	$125.0	$250.0	$2,031.3	$—
Estimated interest payments(2)	649.6	169.2	311.5	168.9	—
Operating lease obligations	77.9	8.7	30.2	20.3	18.7
Other contractual obligations	30.0	—	30.0	—	—

Total contractual obligations(3)	$3,163.8	$302.9	$621.7	$2,220.5	$18.7

(1)

Amounts include the contractual amortization payments and debt maturities. The amounts do not include any early repayments of debt pursuant to the excess cash flow provisions, or any other early payment provisions, of the Credit Agreement as we are not able to reliably estimate the timing or amount of any potential early payments. Refer to Note 9 of our audited financial statements included elsewhere in this prospectus for further information on long-term debt.

(2)	Estimated interest payments are based on principal amounts and scheduled maturities of debt outstanding at September 30, 2020, and are based on interest rates in effect at that date.

(3)

Total contractual obligations exclude amounts payable under the 2017-2020 Retention Plan and the Playtika Holding Corp. 2021-2024 Retention Plan as we are not able to reliably estimate the timing or amount of the contractual payments under such plans. Please see “Compensation Discussion and Analysis—Retention Plans” elsewhere in this Prospectus for further information related to each of these retention plans.

Off-Balance Sheet Arrangements

As of September 30, 2020, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Qualitative and Quantitative Factors about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk, investment risk, and foreign currency risk as follows:

Interest rate risk

Our exposures to market risk for changes in interest rates relate primarily to our Term Loan and our Revolving Credit Facility. The Term Loan and our Revolving Credit Facility are floating rate facilities. Therefore, fluctuations in interest rates will impact the amount of interest expense we incur and have to pay. We had borrowings outstanding under our Term Loan with book values of $2,341.9 million and $2,424.1 million at September 30, 2020 and December 31, 2019, respectively, which were subject to a weighted average interest rate of 7.276% and 7.736% for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively. We had borrowings of $33.3 million outstanding on our Revolving Credit Facility at December 31, 2019, which were subject to a weighted average interest rate of 4.986%. There were no borrowings against our Revolving Credit Facility at September 30, 2020. A hypothetical 100 basis point increase in weighted average interest rates under our Term Loan and Revolving Credit Facility would have increased our interest expense by $17.6 million and $24.6 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively.

The fair value of our Credit Facilities will generally fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. A hypothetical 100 basis point increase or decrease in weighted average interest rates under our Term Loan and Revolving Credit Facility would not have had a material impact on the fair value of our Credit Facilities as of December 31, 2019. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our interest rate risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Investment risk

We had cash and cash equivalents including restricted cash and cash equivalents totaling $383.6 million and $272.0 million as of September 30, 2020 and December 31, 2019, respectively. Our investment policy and strategy primarily attempts to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of cash deposits and money market funds. We do not enter into investments for trading or speculative purposes. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis point change in interest rates would have increased or decreased our interest income for by an immaterial amount.

Foreign currency risk

Our functional currency is the U.S. Dollar and our revenues and expenses are primarily denominated in U.S. Dollars. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses, are denominated in New Israeli Shekels, or NIS. We also have foreign currency risks related to our revenues and operating expenses denominated in currencies other than the U.S. Dollar, including the Australian Dollar, Brazilian Real, British Pound, Euro, and New Israeli Shekel. Accordingly, changes in exchange rates in the future may negatively affect our future revenues and other operating results as expressed in U.S. Dollars. Our foreign currency risk is partially mitigated as our revenues recognized in currencies other than the U.S. Dollar is diversified across geographic regions and we incur expenses in the same currencies in these regions.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP.

Certain accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments are based upon our management’s historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider accounting estimates to be critical accounting policies when:

•	the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

•	different estimates or changes to estimates could have a material impact on the reported financial positions, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on our significant accounting policies, please refer to Note 1, “Organization and Summary of Significant Accounting Policies” to the financial statements included elsewhere in this prospectus.

Business combinations

We apply the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determine the estimated fair values of assets acquired and liabilities assumed after review and consideration of relevant information including discounted cash flows, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is recorded as goodwill. Under ASC 350, “Intangible—Goodwill and Other,” goodwill is not amortized, but rather is subject to an annual impairment test.

We test goodwill for impairment as of October 1st of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, we have determined that we have one reporting unit. Our test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed.

If a quantitative analysis is necessary, we compare the fair value of our reporting unit to our carrying value. We determine the estimated fair value based on a combination of EBITDA and estimated future cash flows discounted at rates commensurate with the capital structure and cost of capital of comparable market participants, giving appropriate consideration to the prevailing borrowing rates within the industry in general. EBITDA multiples and discounted cash flows are common measures used to value businesses in our industry.

If the estimated fair value exceeds carrying value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than carrying value, then under the second step the carrying amount of the goodwill is compared to its implied fair value.

The annual evaluation of goodwill requires the use of estimates about future operating results, valuation multiples, and discount rates to determine their fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent the revenues volumes deteriorate in the near future, discount rates increase significantly, or we do not meet our projected performance, we could have impairments to record in the next twelve months, and such impairments could be material.

Software development costs

We review internal use software development cost associated with infrastructure and new games or updates to existing games to determine if the costs qualified for capitalizing. The development costs incurred during the application development stage that are related to infrastructure are capitalized. Internal use software is included in intangible assets, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. With respect to new games or updates to existing games, studio teams follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch, at which time final feature selection occurs. As such, the development costs are expensed as incurred to research and development in the consolidated statement of comprehensive income.

Revenue recognition

We primarily derive revenues from the sale of virtual items associated with online games. We distribute our games to the end customer through various web and mobile platforms such as Apple, Facebook, Google, and other web and mobile platforms. Through these platforms, users can download our free-to-play games and can purchase virtual currency which is redeemed in the game for virtual goods, or players can purchase virtual goods directly (collectively referred to as virtual items) to enhance their game-playing experience.

The initial download of the games does not create a contract under ASC 606, “Revenue Recognition”, or ASC 606; however, the separate election by the player to make an in-application purchase satisfies the ASC 606 criterion for creating a contract.

Players can pay for their virtual item purchases through various widely accepted payment methods offered in the games. Payments from players for virtual items are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify our obligations and cannot be redeemed for cash nor exchanged for anything other than game play within our games. The purchase price is a fixed amount which reflects the consideration that we expect to be entitled to receive in exchange for use of virtual items by our customers. The platform providers collect proceeds from the game players and remit the proceeds to us after deducting their respective platform fees.

We are primarily responsible for providing the virtual items, have control over the content and functionality of games and have the discretion to establish the virtual items’ prices. Therefore, we are the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. Our performance obligation is to display the virtual items within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

We categorize our virtual items as either consumable or durable, and the substantial majority of our games sell only consumable virtual items. Consumable virtual items represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual items, we recognize revenues as the items are consumed (i.e. over time) which is usually up to one month. We have determined through a review of game play behavior that players generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, we have estimated the rate at which virtual currency is consumed during game play within each game. Accordingly, revenues are recognized using a user-based revenue model using these estimated consumption rates. We monitor our analysis of customer play behavior on a quarterly basis.

Durable virtual items represent items that are accessible to the player over an extended period of time. We sell durable virtual items primarily through games acquired in recent acquisitions. We recognize revenues from the sale of durable virtual items ratably over the estimated average life of the paying player, which is estimated on a game-by-game basis and generally ranges from three months up to one year. We estimate the average life of the paying player based on historical paying player patterns and playing behaviors within each of the specific games that offer durable virtual items. We monitor our operational data and player patterns and re-assess our estimates on a quarterly basis.

Deferred revenues, which represent a contract liability, represent mostly unrecognized fees collected for virtual items which are not consumed at the balance sheets date, or for players that are still active in the games.

On January 1, 2018, we adopted ASC 606 using the modified retrospective method, which was applied to customer contracts that were not completed as of January 1, 2018. In accordance with the modified retrospective transition method, our results of operations beginning January 1, 2018 are presented in accordance with ASC 606, while prior periods continue to be reported in accordance with the historical revenue recognition guidance under ASC 605, “Revenue Recognition.” The adoption of ASC 606 had no impact on our financial statements other than incremental disclosures.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues or operating expenses.

We also have relationships with certain advertising service providers for advertisements within our games and revenues from these advertising providers is generated through impressions, clickthroughs, banner ads and offers. We have determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by our advertising service providers, and is generally the product of the number of advertising units delivered (e.g. impressions, offers completed, etc.) and the contractually agreed upon price per unit. Revenues from advertisements and offers are recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. We have determined that we are generally acting as an agent in our advertising arrangements as the advertising service providers maintain the relationship with the customers, control the pricing of the advertising such that we do not know the total price paid by the customer to the service providers, and control the advertising product through the time the advertisements are displayed in our games. Therefore, we recognize revenues related to these arrangements on a net basis.

Stock-based compensation

Common stock valuation

The valuation of our equity considers a number of objective and subjective factors that we believe market participants would consider, including (a) our business, financial condition, and results of operations, including related industry trends affecting our operations; (b) our forecasted operating performance and projected future cash flows; (c) the liquid or illiquid nature of our common stock; (d) the rights and privileges of our common stock; (e) market multiples of our most comparable public peers; and (f) market conditions affecting our industry.

We used the income approach (discounted cash flow method) and the market approach (guideline public company method and guideline transaction method) to estimate our equity value. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenues and costs. The guideline public company method estimates the value of a company by applying market multiples of publicly traded companies in the same or similar lines of business to the results and projected results of the company being valued. The guideline transaction method estimates the value of a company by applying valuation multiples paid in actual transaction for comparable public and private companies.

In applying the market and income approaches to determine a value of the common stock, a discount was applied to reach the final valuation of the common stock based on the fact that, given we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market.

We prepared, as of the valuation date, financial forecasts used in the computation of the estimated fair value of our equity for both the market and income approaches. The financial forecasts were based on assumed revenue growth rates and operating margin levels that considered our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates.

The values derived under the market and income approaches were then used to determine an initial estimated fair market value of our equity.

There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described previously, the amount of our equity valuation and stock-based compensation expense could have been materially different.

Options granted on June 26, 2020 had an exercise price equal to the estimated fair value of our common stock as determined by our valuation as of June 26, 2020. The valuation used a non-marketability discount of 10%.

Stock-based compensation expense

We have a stock-based compensation program, which provides for equity awards including stock options and time-based RSUs. Share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period for the award. We record forfeitures as a reduction of stock-based compensation expense as those forfeitures occur.

We used the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with employee incentive stock options. As we do not have a history of market prices for our common stock because the stock is not publicly traded, we used observable data for a group of peer companies that grant options with substantially similar terms to assist in developing our volatility assumption. The expected volatility of the stock was determined using weighted average measures of the implied volatility and the historical volatility for our peer group of companies for a period equal to the expected life of the option. The expected term assumption was derived based on an average between the vesting date and the expiration date of an option. This method was chosen because there was no historical option exercise experience due to us being privately held. The weighted-average risk-free interest rate was based on the interest rate for U.S. Treasury bonds. We do not anticipate paying cash dividends on our shares of common stock on a go-forward basis.

If factors change and we employ different assumptions, stock-based compensation cost on future awards may differ significantly from what we have recorded in the past. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that we grant additional equity awards to employees, or assume unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.

Our stock-based compensation expense is recorded in general and administrative expenses in the consolidated statements of comprehensive income (loss). See Note 10, “Stockholders’ Equity (Deficit), Equity Transactions and Stock Incentive Plan” to the accompanying consolidated financial statements, for additional discussion.

Income taxes

We record income taxes under the asset and liability method of accounting for income taxes pursuant to ASC 740, Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are determined using enacted tax rates in effect in the year in which the deferred tax asset or liability is expected to be realized or settled.

We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more likely than not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused and tax planning alternatives.

We implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Recently Issued Accounting Pronouncements

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

LETTER FROM ROBERT ANTOKOL, OUR CHIEF EXECUTIVE OFFICER

I am an entrepreneur at heart. I like to build and think about new ways to do things. I also love games. I am fortunate to be able to combine these two passions into building Playtika these last 10 years. We are so excited to share the story of Playtika and what makes us unique as we invite investors to join us in the next phase of our incredible journey.

How We Got Here

I co-founded Playtika ten years ago in Tel Aviv when we saw the potential to be first-movers in two nascent market opportunities. The first was the launch of game platforms by social networks like Facebook, and the second was the emergence of the freemium business model across digital platforms.

To maximize our chance of success, we focused on classic games that people have played for many years, such as slots, bingo, poker and solitaire. Our first game, Slotomania, gathered traction almost immediately, making us a category leader. But with our success came competition. Our competitors had more experience developing the content that was needed to grow games. As an Israeli company in a country with a limited videogame industry, we couldn’t compete as effectively.

We knew we had to think entrepreneurially, move faster, be more creative, and operate all other aspects of our business better in order to overcome our initial disadvantages. Fortunately, we had access to what we believe are some of the world’s best data analysts, online marketers, and technologists, and this is how we built Playtika: as a data-driven technology company that would market and monetize games.

The combination of our speed, focus on data, financial-orientation, and obsession with winning is what we call the “Playtika DNA”. It permeates everything we do and it’s what makes us different.

How We Are Different

Philosophy

We take a fundamentally different approach to operating games. In our industry, games are often viewed as having finite lifespans. When introduced, they leverage fresh content to start strong, and then fade over time as users become familiar. We take the opposite position, and instead seek to operate our games as platforms that users can interact with for decades.

To achieve this longevity, we provide a constant flow of new content that is highly personalized to users based on their gameplay behavior. This practice is called Live Operations, or ‘LiveOps’. We were an early leader in LiveOps, and have continued to build on that foundation. The foundation of our LiveOps is our exceptional understanding of how to utilize data to make our games stickier, more entertaining, and successful, coupled with our technical expertise, which allows us to operate more efficiently and powerfully.

Technology

We have productized our know-how in data analysis, marketing, and monetization into a technology platform called the Playtika Boost Platform. The Playtika Boost Platform provides our game operators a compelling suite of tools for operating their games successfully, including marketing, player communication, customer service, data modelling, artificial intelligence and machine learning, just to name a few. With Boost, we can quickly realize the full potential of games we acquire, and this has become a compelling aspect of our ‘pitch’ when we speak with potential targets. Today, we are as much a technology company as we are a games and monetization company.

People

Our people are one of our most important competitive advantages. Due to our headquarters in Israel, and our reputation as a quality employer, we have access to what we believe is a rare resource of elite analytic talent provided by the Israeli military; specifically, the intelligence and cyber units. We have also, over time, built out a network of strong product and R&D talent throughout Europe and in North America through various acquisitions and other strategic initiatives.

We also know that retaining our employees for the long term is paramount. As we transition to a public company, we expect to incentivize most of our employees with equity awards. While this may be typical for U.S. companies, many of our employees are in geographies where it is highly uncommon for companies to extend this benefit. Our employees are our lifeblood.

M&A

Acquisition of new games is a key element of our strategy. We have acquired seven games businesses so far, as well as several other businesses to enhance our operations and technology. The combination of our ability to source attractive targets at compelling prices and our expertise in operating games to drive revenue synergies has been the key to our M&A success. Our proven capability to drive meaningful organic revenue growth and cash flow in games we acquire makes us unique in our industry.

The Future

As we look to the future, we plan to continue our diversification strategy of expanding into casual games and later, other genres. We intend to accomplish this through mergers and acquisitions, new game development and the continued growth of our existing games portfolio through our LiveOps expertise. We believe we have a significant opportunity to create value and drive growth by continuing our successful track record of acquiring and enhancing these types of assets.

In the long-term, we believe Playtika’s core competencies in marketing, monetization and technology provide us with an opportunity to do something bigger. We may look to leverage our skills and technology platform to expand beyond games and into other mobile apps, digital entertainment and consumer internet businesses.

In closing, I want to emphasize that Playtika’s culture and institutional know-how have been built for the long-term. As we have over the last decade, we aim to continue driving our company to new heights by providing quality entertainment and leveraging our skill-set across monetization, marketing, M&A, and technology. I am more excited than I have ever been about our future potential, and we are excited for you to be a part of it.

Robert Antokol

BUSINESS

Overview

Our mission is to entertain the world through infinite ways to play.

We are one of the world’s leading developers of mobile games creating fun, innovative experiences that entertain and engage our users. We have built best-in-class live game operations services and a proprietary technology platform to support our portfolio of games which enable us to drive strong user engagement and monetization. Our games are free-to-play, and we are experts in providing novel, curated in-game content and offers to our users, at optimal points in their game journeys. Our expertise in live operations services and our ability to cross-pollinate learnings throughout our portfolio have produced nine games ranking in the top 100 highest grossing mobile games in the United States, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie.

We own some of the most iconic free-to-play mobile games in the world, many of which are the #1 games in their respective genres, based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020 worldwide, according to App Annie. Our players love our games because they are fun, creative, engaging, and kept fresh through a steady release of new features that are customized for different player segments. As a result, we have steadily increased our user base and paying users, and have retained users over long periods of time. For example, approximately half of our revenues for the twelve months ended September 30, 2020 came from users who downloaded or first played our games in 2016 or earlier. In addition, of the games that we have operated for at least five years, we increased revenues of five of them at a compound annual growth rate of 15% or more during the five years ended September 30, 2020. Furthermore, for two of our more recently acquired games, Solitaire Grand Harvest, which we acquired in January 2019, and June’s Journey, which we acquired in November 2018, we have increased quarterly revenue by 146.3% and 147.7%, respectively, from the first full quarter after their respective acquisitions through the quarter ended September 30, 2020. In addition, for Bingo Blitz, we have increased quarterly revenue by 4.1x and quarterly average DPUs by 3.0x from the first quarter of 2016 through the quarter ended September 30, 2020.

We have primarily grown our game portfolio through acquisitions. Once we acquire games, we enhance the scale and profitability of those games by applying our live operations services and our technology platform, the Playtika Boost Platform. By leveraging this platform, our game studios can dedicate a greater portion of their time to creating innovative content, features, and experiences for players. We also develop new games using our internal development teams and infrastructure, applying learnings from our existing games.

We have a powerful combination of scale, growth and operating cash flow. In the twelve months ended September 30, 2020, we generated $2,286.2 million in revenues, a net income of $46.1 million and $815.2 million in Adjusted EBITDA, representing a net income margin of 2.0% and an Adjusted EBITDA Margin of 35.7%. In addition, for the nine months ended September 30, 2020, we generated $1,798.0 million in revenues, net income of $16.1 million and $665.8 million in Adjusted EBITDA, representing a net income margin of 0.9% and an Adjusted EBITDA Margin of 37.0%, and, for the twelve months ended December 31, 2019, we generated $1,887.6 million in revenues, net income of $288.9 million and $621.0 million in Adjusted EBITDA, representing a net income margin of 15.3% and an Adjusted EBITDA Margin of 32.9%. The strength of our Adjusted EBITDA Margin profile is driven by our ability to retain paying users over the long term and our financial discipline.

Who We Are

We were founded in Israel 10 years ago and today we operate a global organization

We believe our Israeli heritage and tenured executive management team based in Israel and the United States provide us with distinct advantages. Our significant Israeli presence, combined with our growing global footprint, provides us with access to a deep pool of talent that has been instrumental in building our technology platform and establishing our leading live operations services.

Our founder-led executive team has instilled an entrepreneurial culture across our organization and a focus on leading with innovative ideas. Our visibility in the Israeli market provides us with access to elite analytical talent, and we often recruit out of the intelligence and technology units of the Israeli military. In 2019, we were ranked as the third Best Internet Company to work for in Israel according to BDI Code, after Facebook and Google.

We believe life needs play

One of our fundamental principles is to provide consumers with compelling mobile entertainment experiences that can be played for years. Our goal is to create games that are highly engaging and foster social connection among our players. Our games are an evolving journey for our players, personalized to deliver new challenges with curated and dynamically placed content. We build long-term, sustainable games by employing a combination of creative and technical staff that includes storytellers, coders, artists, and data-scientists.

Technology and data drive us

Technology and data are at the core of our culture and drive our decision-making processes. This focus underlies our goal of creating great gaming experiences for our users. We process over nine terabytes of data daily. We prioritize and invest in developing our data science capabilities, which has helped us improve our operations and enhance our proprietary Playtika Boost Platform. With approximately 40% of our employees working in research and development, we believe that our highly skilled workforce is foundational to our success. Our obsession with data allows us to find the most effective ways to engage, monetize, and retain our users.

Our Market Opportunity

Mobile games are rapidly growing as an entertainment platform

Mobile technology has reshaped the role that games play in our lives. Mobile gaming is the fastest growing component within the video games industry, according to Newzoo. Driven by the expansion of mobile broadband and the proliferation of smartphones, games today can be enjoyed whenever and wherever players want. According to Newzoo, approximately 2.5 billion users spent time and money on mobile games in 2019 and mobile gaming revenue is expected to grow to approximately $114.4 billion in 2023, representing a compound annual growth rate of 9.8% from $86.3 billion in 2020. Furthermore, first-time game installations on mobile devices totaled approximately 42.1 billion globally in 2019, according to SensorTower, a 9.9% increase since 2018.

People are looking for convenient forms of entertainment – games that can be played anytime, anywhere

As players increasingly look for entertainment at home and on-the-go, the ability to access a library of games and connect with others worldwide, without the need to dedicate a specific amount of time to the activity, enhances the appeal of mobile gaming. Free-to-play games have been a meaningful catalyst in the rapid adoption of mobile games, and have fundamentally changed the way that games are designed, operated and monetized. The most successful free-to-play games require the consistent introduction of new content, offers, and features, a highly quantitative approach to managing in-game economies, and a design that is both engaging either as a primary source of entertainment or as a second screen.

Social connectivity has expanded the adoption of mobile gaming

As mobile entertainment has become increasingly integrated with our everyday lives, it has also changed how we play games. Mobile games have become a compelling way for people to interact with family and friends, and even build new game-based relationships. Mobile gaming platforms go far beyond simple entertainment and now connect and engage users across a multitude of titles and genres. By integrating social features like gifting, messaging, and leaderboards, users become more immersed as they find other players with similar playing habits, interests, and levels of engagement.

Familiarity with classic games creates opportunities for broad adoption

As gaming continues to become more accessible, a broader demographic is becoming attracted to this form of entertainment. These users are particularly attracted to games they already know and understand. We believe that the longstanding popularity of classic games, such as bingo and solitaire, will continue to drive users to mobile versions of the same games.

Our Core Strengths

Portfolio of sustainable, top grossing games with a loyal user base

Each of our top nine games, which collectively represented 97.6% of our revenues for the nine months ended September 30, 2020, rank in the top 100 highest grossing mobile games in the United States based on total in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie. We have more games in this list of top 100 games than any other company. Of the games that we have operated for at least five years, we increased revenues of five of them at a compound annual growth rate of 15% or more during the five years ended September 30, 2020, and our total revenue increased at a compound annual growth rate of 27.7% during the five years ended September 30, 2020, and 28.4% during the period from 2017 to the twelve months ended September 30, 2020. In addition, approximately half of our revenues for the twelve months ended September 30, 2020 came from users who downloaded or first played our games in 2016 or earlier. Our strategy is to focus on a select number of games that we believe have the potential for high revenues and longevity that we can continue to grow through our live operations expertise.

We are experts in live operations

We run best-in-class live operations for our games, which drive the successful engagement and monetization of our users. Through our live operations, we actively manage and enhance players’ in-game experiences by analyzing individual gameplay and designing game experiences suited to user preferences. By delivering content, offers, and features to users at the right times during their gameplay, we drive paying user conversion, continued monetization, and long-term paying user retention. For example, we have grown revenues for our first and largest title, Slotomania, at a 35% compound annual growth rate between the years ended December 31, 2011 and December 31, 2019, with 89% of revenues for the year ended December 31, 2019 for Slotomania coming from users who downloaded or first played the game in 2017 or earlier.

Our proprietary Playtika Boost Platform provides each of our game studios with the core technical functionality and live operations services infrastructure needed to run games at scale and rapidly incorporate the latest available functional enhancements. This platform includes payment systems and optimization tools, loyalty programs, data analytics, player segmentation, a social layer, and real-time monitoring, which are effectively deployed across our portfolio of games.

Our financial discipline drives our success and provides us greater flexibility to deploy capital

Our attractive margin profile is driven by our ability to retain paying users over the long term, our ownership of substantially all of the intellectual property used in our mobile games, and financial discipline. This results in a superior margin profile and cash flow that we can use to reinvest in acquisitions and our business.

Founder-led management team with longstanding tenure at Playtika

We are led by our visionary co-founder, Robert Antokol, who has managed Playtika since inception, transforming the company from a small games business, through numerous acquisitions and steady organic growth, to become one of the largest mobile games platforms in the world. Our 14 senior management team members have been working with us for a median tenure of nine years.

The tenure of our executive management team has created a chemistry that reinforces stability in our culture and strategy. At the core of our management approach is recognizing and incentivizing the unique, entrepreneurial culture of each of our studios. We ensure that our studios have access to leading, centralized technology and services. This, in turn, allows them to focus on creating attractive features and content for users, and operating successful game franchises.

Successful track record of pursuing value accretive acquisitions

Our acquisition strategy is focused on identifying and acquiring games with broad appeal that we believe can benefit from the Playtika Boost Platform, our operational experience, and our live operations services. We maintain a highly disciplined approach to acquisitions, and have a proven history of making acquisitions at attractive prices and achieving meaningful synergies. For example, in 2019, we acquired Supertreat, the studio behind Solitaire Grand Harvest, and increased average DPUs by 2.1x for Solitaire Grand Harvest from the three months ended June 30, 2019, the first full quarter after we acquired the game, to the quarter ended September 30, 2020, outpacing the increase in average DAUs, which we grew by 1.6x during the same period.

We have also acquired technology services, enhancing our marketing, artificial intelligence and R&D competencies, including, for example, our acquisition of Aditor, a mobile marketing company.

Data-driven performance marketing capabilities drive our high-ROI user acquisition

We leverage our centralized marketing team to achieve efficiencies across our portfolio of games. Our performance marketing capabilities focus on cost-effectively acquiring users. Our user acquisition strategy is centered on a payback period methodology, and we optimize spend between the acquisition of new users and the reactivation of inactive players.

Our Live Operations Services and the Playtika Boost Platform

Since our founding, we have developed most of the core technical functionality and services that form the backbone to support our games. We have built these core technical functions and services, and created a scalable, proprietary technology platform, the Playtika Boost Platform, that enhances our live operations services across our games.

The Playtika Boost Platform, which we make available to new games and game studios as soon as they become part of our portfolio, includes:

•	Meta-games and monetization events, including tournaments, challenges, and missions;

•	Payment systems and payment page optimization tools;

•	Loyalty programs;

•	Data analytics infrastructure, including business intelligence, simulation, and modelling frameworks and dashboards;

•	Tailored user data, including segmentation and grouping, enabling customizable content curation;

•	Social gaming infrastructure, including multiplayer game services, match-making algorithms, clans, and intra-game social networking; and

•	Customer service, monitoring, disaster recovery, alerts, and security.

There are also a number of additional services we provide to studios, based on their game’s needs and strategies, including:

•	Player Journey: Proprietary software that allows game operators to create and deploy personalized game content in real-time without extensive software development;

•	Campaign Manager: Suite of tools and systems enabling outbound communication with players (push notifications, email, SMS, etc.);

•	Marketing Suite: Enhanced tools for managing user acquisition and retargeting campaigns, and operating ad-monetization and cross-promotion activities;

•	Artificial Intelligence / Machine Learning: Software and algorithms to support artificial intelligence and machine learning models to enhance and supplement traditional data analytics;

•	Customer Service: Additional tools and software for customer relationship management, account management, and customer service activities; and

•	Back Office Services Software (BOSS): Complete suite of back-office support software that helps manage day-to-day game operations and configurations.

Our live operations services and the Playtika Boost Platform are constantly evolving and expanding, as our culture of innovation and optimization allows us to share and implement improvements across our portfolio of games and game studios. The Playtika Boost Platform allows us to analyze data across the full user lifecycle—from user acquisition, through monetization and retention—helping our studios make smarter decisions related to player engagement and monetization. In addition, with 35.2 million average MAUs for the nine months ended September 30, 2020, we are able to use our scale to gain significant insight into the operations of our games and refine and implement effective strategies with respect to feature innovation, content cadence, loyalty rewards, game economies, and player segmentation. The Playtika Boost Platform also greatly enhances our acquisition and integration capabilities, providing an effective method to rapidly enhance the infrastructure, growth and success of acquired games and game studios.

The graphic below illustrates the key features of the Playtika Boost Platform including the core foundational functions and services.

Feature Development

We are experts at creating features and player experiences that optimize player engagement, resulting in increased conversion and monetization. We are focused on continuing to implement and enhance features that keep games fresh and increase user engagement, including awarding in-game virtual items, providing engaging new game themes, motifs, challenges and in-game missions, as well as in-game chat and messaging capabilities. We serve these features to our users based on their preferences and the optimal timing during each player’s gameplay.

Solitaire Grand Harvest is an example of a recently acquired game that has grown in large part due to our expertise in live operations. At its core, solitaire is a game that has been played for hundreds of years and has largely remained unchanged. However, we have added new content and social elements consistently to the game since we acquired it in 2019, with a goal of making the game more fun and competitive for users, and fresh for those users who have played for years. We use our data driven approach to user engagement to construct personalized gameplay supported by the dynamic insertion of new features, such as tailored bonuses and multipliers, holiday or location motifs, as well as challenges and missions. We increased average DPUs by 2.1x for Solitaire Grand Harvest from June 30, 2019, the first full quarter after we acquired the game, to the quarter ended September 30, 2020, outpacing the increase in average DAUs, which we grew by 1.6x during the same period. The Playtika Boost Platform also promotes efficient roll-out of new features and content by leveraging our existing content generation tools and technology. For example, in November 2020, we introduced over 160 different player journeys in Slotomania.

We have a patient, long-term approach to monetization, with many of our users playing our games for more than a year before making their first in-app purchase.

New features and content

Throughout the lifecycle of our games, we dedicate substantial operational resources and team members to support a constant cadence of novel content and feature creation that drives conversion and continued monetization. Five of our games currently rank as the #1 grossing game in their respective genre worldwide, based on total in-app purchases on iOS App Store and Google Play Store worldwide for the nine months ended September 30, 2020, according to App Annie.

For example, we have developed core gameplay features, such as collectibles and piggy banks, that users have grown to love. Once successful, we have incorporated these features across our portfolio of games to drive engagement, monetization and retention. Below are some examples of such features:

Social and community features

We integrate social experiences in our games that foster interactions among our users and help build a community for our players. Examples of this include cooperative play options in World Series of Poker and Bingo Blitz, community-based leaderboards, clans and other competitive gaming options. Many of our games also include chat and messaging functionality that allow users to communicate with one another during and between game sessions.

Our Growth Opportunities

By capitalizing on our proprietary technology platform and live operations services, we intend to pursue a number of growth opportunities:

Continued conversion of non-paying users into paying users

We consistently generate new data and insights that we use to improve how we manage our games. Through our dedication to providing new content, feature optimization and customization, we have increased average Daily Payer Conversion from 2.1% for the nine months ended September 30, 2019 to 2.5% for the nine months ended September 30, 2020, an increase of 19.0%. We intend to continue to explore new strategies to improve our conversion of users into paying users, including continued game enhancements and data-driven user management strategies.

Increasing the monetization of our paying users

We aim to increase our monetization of users primarily through increasing the degree of engagement our users have with our games. Leveraging our live operations expertise to build games that are engaging and monetizable, we seek to generate increased value on a per player basis by continuously optimizing our content to drive user engagement and retention. In addition, we believe that we can increase our revenues by seeking additional opportunities to incorporate in-game advertisements and subscriptions.

Pursuing additional acquisitions to further expand our portfolio of games

Historically, our primary strategy to expand our portfolio of games and game studios has been through acquisitions. We have realized significant post-acquisition organic revenue growth from our acquisitions of Wooga, Supertreat, and Seriously, with increases in quarterly revenues of 116.4%, 146.3% and 10.9%, respectively, for each of those games in the quarter ended September 30, 2020 compared to the first full quarter following their respective acquisitions. We believe that our live operations and marketing capabilities, and our Playtika Boost Platform, make us an attractive buyer of games to entrepreneurs that wish to grow their games.

Launching new games and expanding to new, adjacent genres

With the game development teams that joined us from our acquisitions of Jelly Button, Wooga and Seriously, we have the talent and culture to develop new casual games, which we intend to continue to explore as part of our growth strategy. By focusing our internal development efforts on existing genres of casual games that are similar to the genres in which we have expertise, such as match-3, hidden object, narrative, resource management, and simulation, we intend to capture an increased share of the fast-growing mobile games market.

Growing our user base

During the nine months ended September 30, 2020, we had 11.4 million average DAUs, an increase of 15.2% from the same period in the prior year. We believe that we will be able to continue to grow our user base, including through marketing and advertising, and cross-promoting between our games, including new games that we develop or acquire. We intend to continue to seek new opportunities to enhance and refine our marketing efforts to acquire new users, including identifying potential technologies to enhance our marketing and advertising capabilities, similar to our acquisition of Aditor.

Take advantage of additional opportunities in international markets

In the nine months ended September 30, 2020, we generated 76.6% of our revenues in North America and 13.0% in Europe. However, our games are played in over 100 countries, and we believe that we have a significant opportunity to increase our revenues outside of North America. We will continue to seek opportunities to localize the marketing and features in our games in order to expand our revenues across geographies and available user bases.

Leverage our technology, marketing and monetization expertise beyond mobile games

We believe that much of what makes us successful in games is transferable to other consumer applications, specifically, those that require efficient user acquisition, data science and analytics, and a deep understanding of how to monetize users. Over time, we may look to leverage these skills to expand beyond games and into other mobile apps, digital entertainment, and consumer Internet businesses—particularly ones where there is a high frequency of user engagement, and opportunity to drive this engagement to prompt users to regularly pay for the underlying product.

Our Acquisitions Strategy

We maintain a highly disciplined approach to acquisitions, and have a proven history of acquiring games and game studios at attractive prices and achieving meaningful synergies from each of those games by leveraging our live operations services, including the Playtika Boost Platform. Over the past 8 years, we have successfully acquired a number of mobile game studios, including Seriously (2019), Supertreat (2019), Wooga (2018), Jelly Button (2017), House of Fun (2014), World Series of Poker (2013) and Bingo Blitz (2012). We have successfully grown the revenues of our acquired games on average by 6.2x between the first full quarter following their respective acquisition dates and the quarter ended on September 30, 2020.

Generally, our strategy involves identifying potential acquisition targets that fall into one of three categories:

(1)	Newly developed or underperforming games with a proven game concept in our core genres to facilitate improvement in engagement, monetization, and retention;

(2)	Established games in our core genres, to increase the trajectory of the games; or

(3)	Acquisitions to enhance our marketing or technology capabilities.

After an acquisition, we seek to quickly integrate the acquired game or game studio into the Playtika Boost Platform, providing access to our technical infrastructure, and we deploy our live operations services. Our ability to quickly integrate acquisitions and realize synergies enables us to compete favorably against other bidders. Our geographic diversity allows us to integrate acquisition targets quickly, especially studios located in Europe near our other studios and our headquarters in Israel. We view acquisitions as an effective strategy to expand the scale and scope of our mobile games and as a complementary strategy to new game development.

Marketing and Player Lifecycle Management

We believe we are a leader in our industry at acquiring new users, converting users to payers, retaining active users, and re-engaging inactive ones. Our success stems from a deep and nuanced understanding of the key aspects of data-based marketing strategies applicable to our industry, including how to measure successful user acquisition as it relates to mobile games, where to allocate marketing spend, how to optimize media buying budgets, and how to design ads that attract users who are likely to install and play our games.

We develop tailored monetization and retention strategies for different parts of our users’ lifecycles, including before they become paying users, after they become paying users, and for users who become inactive. We operate a centralized marketing team that performs key functions like media buying on behalf of our various studios. We have also made acquisitions to bring certain marketing capabilities in house to increase our effectiveness.

Payback period-oriented approach to user acquisition

Our disciplined user acquisition strategy is centered on a payback period approach, which focuses on user monetization efforts that recoups our marketing spend during a reasonable timeframe. We focus on efficiently acquiring users that can be active for long periods of time. We acquire users from more than 60 different sources, including mobile ad networks, search and social networks.

Re-targeting

We use re-targeting campaigns to reactivate our inactive users. We have recently made significant investments in our measurement and re-targeting capabilities, and intend to continue to focus on these capabilities, particularly as many of our games were released several years ago. We leverage these investments to create personalized retargeting campaigns to re-engage former users.

Our Portfolio of Games

Our portfolio includes 15 games that we actively manage. Nine of our games rank in the top 100 highest grossing mobile games in the United States, based on total in-app purchases on iOS App Store and Google Play Store in the United States for the nine months ended September 30, 2020, according to App Annie. Many of our games are classic in nature with mass appeal due to their highly engaging game mechanics. Our portfolio includes both casual and casino-themed games. In the nine months ended September 30, 2020, our casual games generated 42.6% of our revenues, with our casino-themed games accounting for the remaining 57.4%. Our oldest and largest game franchises have accounted for a significant portion of our growth. As an illustration of this point, the following chart reflects our revenue, by game, for the twelve months ended December 31, 2017 and the twelve months ended September 30, 2020.

Revenue by Game(1)

(in millions)

(1)	Revenue excludes provisions for deferred revenue, sales tax and VAT, and revenue from royalties.
(2)	Includes revenue from the quarter ended December 31, 2019, the first full quarter after we acquired Best Fiends, to the quarter ended September 30, 2020.
(3)

Includes other games, royalties and provisions for deferred revenue, sales tax and VAT, as well as, for the twelve months ended September 30, 2020, revenue attributable to Best Fiends from the period between its acquisition and September 30, 2019.

We frequently introduce new features, offers, and content, including quests, rewards, challenges, player vs. player competitions, customizations, and promotions that enhance the overall player experience.

Overview of our top nine games

The following section provides an overview of our top nine games, based on revenues for the nine months ended September 30, 2020. Each of our top nine games, which collectively represented 97.6% of our revenues for the nine months ended September 30, 2020, ranked in the top 100 highest grossing mobile game franchises in the United States based on total combined in-app purchases on iOS App Store and Google Play Store for the nine months ended September 30, 2020, according to App Annie. Unless otherwise stated, references to game rankings in this section with respect to a given genre are based on total combined in-app purchases on iOS App Store and Google Play Store worldwide for the nine months ended September 30, 2020, according to App Annie.

Slotomania

• #1 game worldwide in the social slots genre
• Launched in 2010

Slotomania is the premier social slots game, with over 1.469 million average DAUs in the quarter ended September 30, 2020 and a Facebook Supergroup with over 640,000 members as of September 30, 2020.

Slotomania offers over 280 original slot machines where players can progress through “SlotoQuests” to earn in-game virtual rewards and virtual coins, as well “Playtika Rewards”, where players earn virtual rewards by playing all of Playtika’s games. Social interaction is enhanced through the ability to join “SlotoClans” where users are able to team-up and earn “clan points” to unlock additional virtual rewards as well as connecting with friends on social media platforms to send and receive virtual gifts. Other social features include “SlotoCards” and the “SlotoClub” challenges to further bolster user-level engagement. Players are able to purchase virtual items, including virtual coins, boosts and other items within the game to further their progression and unlock more virtual rewards. Slotomania has been a staple in the U.S. mobile games market and has been a top 10 grossing mobile game in each of the last 8 years.

Bingo Blitz

• #1 game worldwide in mobile bingo-themed genre
• Launched in 2010
• Acquired in 2012

Bingo Blitz provided a bingo adventure to over 900,000 average DAUs in the quarter ended September 30, 2020. Our users progress through various levels in the theme of major global cities and are able to connect with others to earn virtual items and bonuses, including additional virtual coins and power-ups. Within each city, players collect treasures through playing original bingo games that feature an innovative twist to the classic bingo genre. Players are able to play multiple virtual bingo cards that include power-ups, multipliers, treasure chests and other features to enhance gameplay. As a player travels from city to city, there are a number of other secondary goals, such as quests and special event rooms to unlock additional virtual items. Players are able to purchase various virtual items in the in-app store to enrich their mobile bingo adventure.

House of Fun

• Launched in 2012
• Acquired in 2014

House of Fun features over 250 uniquely-themed slot games with a standard leveling system where players earn various virtual in-game items, including virtual rewards, bonuses and coins progressing through various missions that are updated regularly. Similar to other Playtika titles, players have the ability to connect with friends on social media platforms by sending and receiving virtual gifts as well as in-app purchases to earn additional virtual coins.

Caesars Slots

• Launched in 2011

Caesars Slots features over 200 slot games. Slots are developed to have a look and feel similar to those played in casinos, including high roller lounges only accessible to those with a certain amount of virtual coins and a special “Golden Room” that provides players with exclusive features. Players progress through a leveling system and earn higher virtual rewards, gifts and other bonuses. Users are also able to make in-app purchases to acquire additional virtual coins to enhance their experience.

World Series of Poker

• #1 game worldwide in mobile poker-themed genre
• Launched in 2012
• Acquired in 2013

The official social app of the World Series of Poker allows players to compete with friends and other players to win their own virtual World Series of Poker Bracelet. Users have the option of playing either Texas Hold’em or Omaha poker as they play in tournaments, complete “Poker Missions” and participate in other exclusive events. The app also offers multiple mini-games including “Poker Recall” and the ability to purchase additional virtual poker chips to compete in larger tournaments and events. When we acquired World Series of Poker in 2013, it was ranked as the #4 mobile game in the United States in the mobile poker-themed genre, and generated 16% of the in-app purchases of the #1 ranked mobile game in the United States in the mobile poker-themed genre, in each case, based on total combined in-app purchases on iOS App Store and Google Play Store in the United States for May 2013, the acquisition month, according to App Annie. World Series of Poker became the #1 mobile game worldwide in the mobile poker-themed genre, according to App Annie, 25 months after acquisition.

Best Fiends

• Launched in 2014
• Acquired in 2019

Best Fiends is a classic match-3 game with RPG-like character development featuring an expansive story set in the mystical world of Minutia. With over 1.3 million average DAUs in the quarter ended September 30, 2020, users progress through over 5,000 levels and participate in daily events to collect Fiends and level up their characters to defeat the Slugs of Mount Boom. Social engagement is enhanced by an active YouTube channel that provides content to players as well as the ability to connect with friends on social media platforms. Users can purchase virtual in-game currency and other virtual items to further progress in the game.

June’s Journey

• #1 game worldwide in mobile hidden objects genre
• Launched in 2017
• Acquired in 2018

June’s Journey is a hidden object game that is set in the 1920’s, where players step into the role of amateur detective June Parker to investigate mysterious quests. Players solve clues by finding hidden objects within static scenes and receive points for completion. With a new chapter added to the story each week, users are constantly presented with new and engaging content. Players progress through the game by customizing Orchid Island, June’s family home, to earn “Flower” points to unlock new chapters and scenes. In-game app purchases provide users the ability to acquire virtual flowers, coins and “Star Boxes” to allow for faster progression within the game. We have successfully grown DPUs by 2.3x and quarterly revenue by approximately 2.4x between the first full quarter following our acquisition of June’s Journey and the quarter ended September 30, 2020.

Solitaire Grand Harvest

• #1 game worldwide in mobile solitaire-themed genre
• Launched in 2017
• Acquired in 2019

Solitaire Grand Harvest modernizes the classic solitaire game by adding new elements and challenges. Players progress through a series of unique levels to earn virtual coins to unlock new stages and power-ups. After completing a series of levels, players earn various virtual crops that they are able to harvest to earn additional virtual coins. When we acquired Solitaire Grand Harvest in 2019, it was ranked as the #2 mobile game in the United States in the mobile solitaire-themed genre, and generated 39% of the in-app purchases of the #1 ranked mobile game in the United States in the mobile solitaire-themed genre, in each case, based on total combined in-app purchases on iOS App Store and Google Play Store in the United States, according to App Annie, for January 2019, the acquisition month. Solitaire Grand Harvest became the #1 mobile game worldwide in the mobile solitaire-themed genre 15 months after acquisition, according to App Annie.

Board Kings

• Launched in 2016
• Acquired in 2017

Board Kings creates a unique social experience by combining elements of city building with traditional board games. Players build their city by gaining resources from moving around their custom board. Users also have the ability to interact with friends and other players by visiting or attacking their cities to earn additional resources and virtual items. As players build their cities and bolster their defenses they climb up the leaderboard. Users are able to purchase items including boosts, special upgrades, additional virtual coins or dice rolls to further progress in the game. We have successfully grown quarterly revenue for Board Kings by 5.9x between the first full quarter following our acquisition in October 2017 and the quarter ended September 30, 2020.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. For example, we have recently automated certain quality assurance procedures for many of our games, which significantly increased the frequency with which we are able to deploy new content and features for those games, allowing us to create and deploy more content quicker to enhance monetization. We invest heavily in R&D, and approximately 40% of our employees are employed in research and development, which enables us to consistently introduce updates and enhancements to our games on a daily, sometimes hourly, basis.

Through our prior acquisitions, we have a diverse pool of talent located in game development hubs, including in Israel, Germany, Finland, the United Kingdom, and Canada. This provides us with both a funnel of new, internally developed game concepts, ideas for improvements to our systems, and close relationships with those local game-development communities.

Competition

We face significant competition in all aspects of our business. Our primary competitors include Tencent Holdings, Activision Blizzard, Electronic Arts, Take-Two, Zynga, AppLovin and Product Madness/Big Fish

Games. On the broadest scale, we compete for the leisure time, attention and discretionary spending of our players versus other forms of offline and online entertainment, including social media, reading and other video games on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation and access to distribution channels.

We believe these factors, among other things, enable us to compete favorably in the market. Our industry and the markets for our games, however, are highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new games, development platforms and services. Successful execution of our strategy depends on our continuous ability to attract and retain players, expand the market for our games, convert inactive players into paying users, maintain a technological edge and offer new capabilities to players. In some cases, we compete against gaming operators who could expand their product lines to include more directly competitive games that could compete with our content.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with full-time and temporary employees. Internationally, local competitors may have greater brand recognition than us in their local country and a stronger understanding of local culture and commerce. They may also offer their products and services in local languages we do not offer.

Intellectual Property

We consider our intellectual property rights, including our trademarks, copyrights, and trade secrets, in the aggregate, material to our business. We endeavor to protect our investment in our intellectual property by seeking protection in the jurisdictions where we do business, as appropriate. We generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our games. As of September 30, 2020, we owned approximately 700 registered trademarks in the United States, and approximately 565 registered trademarks in jurisdictions outside of the United States. Additionally, many of the feature elements of our games, including game characters, are subject to copyright protection.

In addition to the intellectual property that we own, we license certain intellectual property from third parties. In particular, we license intellectual property related to our Caesars Slots and World Series of Poker games from CIE. CIE has granted us an exclusive, worldwide and royalty-bearing license to certain intellectual property associated with World Series of Poker through September 23, 2031, and an exclusive, worldwide and royalty-bearing sublicense to certain trademarks and domain names associated with Caesars Slots through December 31, 2026. These licenses permit the development, design, manufacture, offering for sale, advertising, promotion, distribution, sale and use of Caesars Slots and World Series of Poker intellectual property in social and free-to-play games.

We believe the value associated with our brands and the brands licensed from CIE under which we market and license our games contributes to the appeal and success of our games, and our future ability to develop, acquire or license new brand names of similar quality is important to our continued success. Therefore, we continue to invest in the recognition of our brands and the brands we license. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. Effective intellectual property protection may not be available in the United States or other jurisdictions where our games are distributed. Further, we may be unable to renew our existing brand and content licenses on favorable terms or at all and to obtain additional licenses, which could materially harm our business, financial condition, results of operations and prospects. See “Risk Factors—Risks Related to Intellectual Property.”

Government Regulation

We are subject to various state, federal and international laws and regulations that apply to companies operating online, including over the internet and mobile platforms, such as those relating to privacy, data security, consumer protection, protection of minors, advertising and marketing, intellectual property, competition, and taxation, among others, all of which are continuously evolving and developing. As we offer our games in more countries worldwide, foreign jurisdictions may claim we are required to comply with local laws, including in jurisdictions where we have no local presence, offices, or other equipment. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often uncertain and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues.

If we become liable under additional laws or regulations, or we are not able to comply with these additional laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

Some of our games are based upon traditional casino games, such as slots and poker. We believe that our games and game features do not constitute gambling and are intended for entertainment purposes only. Our games do not offer an opportunity to win real money. However, there is significant opposition in some jurisdictions to social gaming, including social casino gaming, and some jurisdictions have expressed concern that social casino games, in particular, present significant risks of encouraging gambling behavior especially with respect to children and people who already have gambling problems. Anti-gaming groups in several states and countries have specifically targeted social casino games, which could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern social gaming or social casino gaming specifically. For example, a bill introduced in Australia in 2020 would amend that country’s Interactive Gambling Act of 2001 to ban online social casino games. These opposition efforts could lead to a prohibition on social gaming or social casino gaming altogether, restrict our ability to advertise our games or substantially increase our costs to comply with regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

Additionally, the United States Court of Appeals for the Ninth Circuit has previously held that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including us. In April 2018, a putative class action lawsuit was filed against us in federal district court, alleging that certain of our social casino games, among other things, violate Washington State gambling laws and consumer protection laws. In August 2020, we entered into a settlement agreement to settle this matter, which remains contingent on final court approval. Additional legal proceedings targeting our games and claiming violations of state or federal laws, including gambling laws, could occur, based on the unique and particular laws of each jurisdiction, particularly as litigation and regulations continue to evolve. See “—Legal Proceedings” and “Risk Factors—Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition” for more information.

The widespread implementation of in-game purchases of virtual items and virtual currency in our industry has resulted in the expanded application of existing laws or regulations and has prompted calls for new laws and regulations to address the perceived problems with these virtual items and currency. Calls for legislation have been fueled by complaints from parents whose children have incurred sizeable charges online purchasing virtual currency, “lives” or “power-ups” in order to continue to play or further advance in games advertised as being “free to play.” This may result in legislation affecting how we advertise, operate, and earn revenues in games with these features.

There has been considerable focus on in-game offers to purchase virtual goods or premiums with real world currency (or with virtual in-game currency that can be purchased with real world currency) for which the player doesn’t know prior to purchase the specific digital goods or premiums they will be receiving (sometimes referred to as loot boxes, crates, or mystery prizes). Some commentators have noted that these features are similar to gambling because users are providing something of value for the chance to win a prize, with a large number of prizes having relatively modest value or utility and fewer having significant value or utility. The U.S. Federal Trade Commission, or the FTC, held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed to minors. Loot boxes have been banned in Belgium and the Netherlands, and gambling regulators in 16 jurisdictions (Austria, Czech Republic, France, Gibraltar, Ireland, Isle of Man, Jersey, Latvia, Malta, Netherlands, Norway, Poland, Portugal, Spain, Washington State, United States, and the United Kingdom) signed an agreement in 2018 to investigate the role of loot boxes in digital games. China has imposed stringent requirements and limitation on the offering of loot boxes including, among other things, that loot boxes cannot be acquired with real money or virtual currency, that all items available in loot boxes must be obtainable through other means, and the odds of winning must be published. Japan has been advancing a self-regulatory approach to loot boxes. The outcome of many of these initiatives is not yet known, but we anticipate there may be legislation forthcoming in at least some of these jurisdictions that could affect how we offer these features which could negatively affect our revenues.

Data Privacy and Security

As an Israeli headquartered company with users around the globe, we collect, process, store, use, and share data, some of which contains personal information, in connection with operating our business. Consequently, our business is subject not only to the Israeli Protection of Privacy Law, 5741-1981, or the PPL, and the Privacy Protection Regulations (Data Security), 5777-2017, but also to a number of U.S. and international laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent across jurisdictions or conflict with other rules. The applicability of these laws and regulations to us, and their scope and interpretation, are often uncertain, particularly with respect to laws and regulations outside the United States.

For example, the European Union has adopted strict data privacy and security regulations. The European Union’s GDPR, which became effective in May 2018, imposes strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The GDPR created new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. The GDPR increases financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations). Relatedly, following the departure of the United Kingdom from the European Union after the expiry of the transition period, the United Kingdom will operate a separate but similar regime to the European Union with which we will have to comply, and allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Data privacy laws in the European Union are developing rapidly and, in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the Privacy Shield. The Privacy Shield enabled the transfer of personal data from the EEA to the United States for companies that had self-certified for the Privacy Shield. To the extent that we rely on the Privacy Shield, we will not be able to do so in the future, which could increase our costs and our ability to efficiently process personal data from the EEA.

In addition, the scope of data privacy regulations worldwide continues to evolve. Many jurisdictions in which we operate have seen the adoption of data localization and protection laws that prohibit the collection of certain personal data through servers located outside of the respective jurisdictions. Violation of these laws by an operator may result in fines, suspension of activities or license revocation. Further, new, increasingly restrictive regulations are coming into force all around the world, such as in Thailand and Brazil, but also within the United States. The CCPA went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020.

In short, the CCPA:

•

provides California consumers with new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared;

•	will affect several marketing activities due to the CCPA’s broad definitions of personal information and sale, and

•

provides for private actions and permits class actions which could result in businesses being subject to substantial statutory fines in cases involving thousands of impacted consumers where the business is found to have failed to implement and maintain reasonable and appropriate security procedures.

Given that CCPA enforcement began on July 1, 2020, it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. However, it is clear that the effects of the CCPA are significant; they have required, and could continue to require, us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an ongoing effort to comply with the CCPA and other applicable data protection laws. Further, a new California ballot initiative, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will amend the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities.

Israel has also implemented data protection laws and regulations, including the PPL. The PPL imposes certain obligations on the owners of databases containing personal data, including, e.g., a requirement to register databases with certain characteristics, an obligation to notify data subjects of the purposes for which their personal data is collected and processed and of the disclosure of such data to third parties, a requirement to respond to certain requests from data subjects to access, rectify and/or delete personal data relating to them, and an obligation to maintain the security of personal data. In addition, the Protection of Privacy Regulations (Data Security), 5777-2017, that entered into force in May 2018, impose comprehensive data security requirements on the processing of personal data. The Protection of Privacy Regulations (Transfer of Data to Overseas Databases), 5761-2001, further impose certain conditions on cross-border transfers of personal data from databases in Israel.

Certain violations of the PPL are considered a criminal and/or a civil offense and could expose the violating entity to criminal, administrative, and financial sanctions, as well as to civil actions. Additionally, the Israel Privacy Protection Authority, or the Privacy Protection Authority, may issue a public statement that an entity violated the PPL, and such a determination could potentially be used against such entity in civil litigation. In July 2020, the Israeli Ministry of Justice indicated that it intends to promote amendments to the PPL designed, among other things, to enhance the Privacy Protection Authority’s investigative and enforcement powers (including powers to impose fines) and to broaden data subject rights.

In addition, there currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications, or the e-Privacy Regulation, which is currently making its way through the European Union legislative process. The current draft of the e-Privacy Regulation imposes strict opt-in e-marketing rules which potentially require new consents (with limited exceptions for business to business communications) and significantly increases fining powers to the same levels as the GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

We are subject to a variety of laws in the United States and other non-U.S. jurisdictions regarding data privacy, cybersecurity, and consumer protection, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to additional data privacy, cybersecurity, and consumer protection laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, modify our games, or block users from a particular jurisdiction, each of which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and results of operations.

Facilities

We lease facilities in approximately 30 locations throughout the world, including locations in Israel, the United States, Australia, Austria, Belarus, Canada, Finland, Germany, Romania, Ukraine, and the United Kingdom. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.

Employees

As of September 30, 2020, we had approximately 3,700 employees, with approximately 850 employees in Israel and approximately 2,000 employees in Eastern Europe.

Legal Proceedings

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. In addition, we may receive notifications alleging infringement of patent or other intellectual property rights.

In December 2016, a copyright lawsuit was filed against our subsidiary, Wooga, in the regional court of Berlin, Germany. The plaintiff is suing for additional remuneration for his contributions to a storyline provided for two of Wooga’s games and alleged reuse of parts of that storyline in one of Wooga’s other games. We have defended this case vigorously, and will continue to do so.

In April 2018, a putative class action lawsuit, Sean Wilson, et al. v. Playtika LTD, Playtika Holding Corp. and Caesars Interactive Entertainment, Inc. was filed against us in federal district court that is directed against certain of our social casino games, including Caesars Slots, Slotomania, House of Fun and Vegas Downtown Slots. The plaintiff alleged three causes of action, including that our social casino games violate Washington State gambling laws, violate Washington State consumer protection laws and a claim of unjust enrichment. The plaintiff sought certification of a class action, monetary damages and injunctive relief. In August 2020, we entered into a settlement agreement, which remains contingent on final court approval, to settle the Sean Wilson litigation. Under the terms of the settlement, which will take effect only after final court approval of the proposed class settlement, we and CIE will pay a combined total of $38.0 million into a settlement fund and all members of the settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit. In August 2020, the court granted preliminary approval of the settlement agreement.

In November 2013, our subsidiary, Playtika, Ltd., sent an initial demand letter to Enigmatus s.r.o., a game developer in the Czech Republic, which owns various U.S. trademark registrations that resemble our Sloto-formative trademark names, demanding that it cease use of the trademark Slotopoly. In response, Enigmatus s.r.o. asserted that it was the owner of the Sloto-formative trademarks and denied that its game title infringed our trademarks. Enigmatus s.r.o. applied to register one of our trademarks in the United Kingdom and European Union, and we successfully opposed its applications. In December 2016, Enigmatus s.r.o., filed a trademark infringement lawsuit, Enigmatus, s.r.o. v. Playtika LTD and Caesars Interactive Entertainment, Inc., against Playtika, Ltd. and CIE in the Federal Court of Canada asserting that our use of the Slotomania trademarks violates its proprietary and trademark rights. The plaintiff sought injunctive relief and monetary damages. Pleadings have been exchanged and the lawsuit is in the discovery stage. No trial date has been scheduled. We have defended this case vigorously, and will continue to do so.

In October 2020, a patent infringement claim, NEXRF Corp. v. Playtika Ltd., Playtika Holding Corp. and Caesars Interactive Entertainment LLC, was filed against Playtika Holding Corp., Playtika Ltd. and Caesars Interactive Entertainment LLC in U.S. District Court, District of Nevada. The plaintiff alleges that the defendants are infringing certain patents related to certain of its games and is seeking monetary damages. Due to the early nature of this case, it is not possible to assess whether this case may be material to our business. We intend to defend the case vigorously.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)

Executive Officers

Robert Antokol	52	Chief Executive Officer and Chairperson of the Board of Directors

Craig Abrahams	43	President and Chief Financial Officer

Ofer Kinberg	41	Executive General Manager, Social Casino Division

Shlomi Aizenberg	41	Executive General Manager, Casual Games Division

Michael Cohen	49	Executive Vice President, General Counsel and Secretary

Ira Holtzer	44	Chief Technology Officer

Nir Korczak	41	Chief Marketing Officer

Yael Yehudai	40	Senior Vice President Global Human Resources

Non-Employee Directors

Marc Beilinson(1)	62	Director

Tian Lin	41	Director

Wei Liu	52	Director

Bing Yuan(1)	52	Director

(1)	Member of the Audit Committee.

Executive Officers

Robert Antokol co-founded the Playtika business in 2010, with our subsidiary, Playtika Ltd., and has served as its Chief Executive Officer since its founding. Mr. Antokol also served as our Chief Executive Officer since October 2019 and as Chairperson of our board of directors since June 2020. In these roles, Mr. Antokol has overseen the expansion of our games portfolio, the successful transition to mobile, and an employee base that grew from less than 50 to more than 3,700 employees. In 2011, only 13 months after founding Playtika, he successfully oversaw the sale of Playtika to CIE, and in 2016, Mr. Antokol oversaw the sale of Playtika from CIE to a consortium of investors led by Giant. Mr. Antokol also serves on the board of directors of several private companies. Mr. Antokol received his Practical Engineering degree, with an emphasis on Electricity, from Ort Braude College.

We believe Mr. Antokol’s operational expertise, leadership, historical knowledge and the continuity that he brings to our board of directors as our founder, Chief Executive Officer and Chairperson of the board of directors qualify him to serve on our board of directors.

Craig Abrahams has served as our President and Chief Financial Officer since October 2019, overseeing our corporate and financial strategy, inorganic growth, and capital markets initiatives. Prior to that, he also served as our President of Global Development from October 2016 to September 2019. While serving in these capacities at our company, Mr. Abrahams has overseen more than ten acquisitions, including the purchase of Buffalo Studios (makers of Bingo Blitz, in 2012), EA Mobile Montreal (makers of World Series of Poker, in 2013) and Pacific Interactive (makers of House of Fun, in 2014). Previously, Mr. Abrahams served as Chief Financial

Officer of Caesars Acquisition Company, or CAC, from October 2013 to October 2017. From January 2011 to September 2016, Mr. Abrahams served as Co-founder, President and Chief Financial Officer of CIE, where he helped lead CIE’s purchase of Playtika in 2011. His previous experience includes strategic planning and investment banking roles at The Walt Disney Company and Bear, Stearns & Co. Inc., respectively. He serves on the board of directors and audit committee of Redwood Holdco LLC, an affiliate of Redbox Automated Retail, LLC, a movie and video game rental company, since December 2016, and the board of directors of CareerBuilder, LLC, a human capital solutions company and jobs marketplace, since August 2017. Mr. Abrahams holds a bachelor’s degree in finance from Indiana University with High Distinction and an M.B.A. from Harvard Business School with Distinction.

Ofer Kinberg has served as our Executive General Manager, Social Casino Division, overseeing the development of our portfolio of social casino games, since January 2019. Previously, Mr. Kinberg served as our General Manager of Slotomania from January 2015 to January 2019, where he was responsible for managing the strategy, tactics and continued development of Slotomania, our largest game. Previously, Mr. Kinberg served as our Vice President, Marketing and Monetization and Vice President, Customer Relationship Management and Analytics. Prior to joining Playtika, Mr. Kinberg served as the Director of Customer Relationship Management at Neogames, and in the elite Israeli military unit 8200. Mr. Kinberg holds a bachelor of science degree in statistics from Tel Aviv University.

Shlomi Aizenberg has served as our Executive General Manager, Casual Games Division, since January 2019. In that role, Mr. Aizenberg oversees the development of our portfolio of casual games. Previously, Mr. Aizenberg served as the General Manager of the Bingo Blitz business unit from April 2015 to January 2019, managing the strategy, tactics and continued development of the game during a period of rapid growth for the game. Prior to joining Playtika, Mr. Aizenberg served as Vice President of Marketing and SaaS Strategy of easy2comply from January 2011 to November 2011, and Vice President of Marketing at Give2gether.com from July 2010 to January 2011, as well as serving in multiple roles, including as Director of Pre-Sales at Serpia from July 2006 to June 2010. Mr. Aizenberg holds a bachelor of science degree in political science and international relations from Interdisciplinary Center Herzliya and an M.B.A. from the College of Management Academic Studies in Rishon LeZion, Israel.

Michael Cohen has served as our Executive Vice President and General Counsel since October 2016 and as our Secretary since October 2020. Prior to these roles, Mr. Cohen served as Senior Vice President, Corporate Development, General Counsel and Corporate Secretary of CAC from April 2014 to October 2017. Mr. Cohen also served as Senior Vice President, General Counsel and Secretary of CIE until September 30, 2016, a position he held since 2012. Mr. Cohen joined CEC in February 2006 as Vice President and Corporate Secretary, a position he held until November 2011. He served as Senior Vice President, Deputy General Counsel and Corporate Secretary of CEC from November 2011 until April 2014. Mr. Cohen previously worked at Latham & Watkins LLP in Costa Mesa, California and holds a bachelor of business administration degree from the University of Wisconsin-Madison and a Juris Doctor from Northwestern University School of Law.

Ira Holtzer has served as our Chief Technology Officer since 2010. He is responsible for our company-wide technical strategy and vision. Prior to joining Playtika, Mr. Holtzer was Chief Technology Officer at UMOO, a virtual online trading platform for financial entertainment from 2007 to 2010, and System Architect at 888 Holdings PLC, an online gaming operator from 2000 to 2007. Mr. Holtzer holds a bachelor of science degree in computer sciences from the Interdisciplinary Center Herzliya.

Nir Korczak has served as our Chief Marketing Officer since March 2017, overseeing the establishment of our centralized marketing function. He is responsible for developing and executing our comprehensive marketing plan, including strategy, recruitment and processes to facilitate our growth and increase our revenues. Previously, Mr. Korczak served as Chief Executive Officer of Aditor LTD, a mobile advertising company that we acquired in March 2017, from 2015 to March 2017, where he managed and oversaw the development of Aditor’s innovative advertising solutions and technologies. Prior to serving as Chief Executive Officer of Aditor, Mr. Korczak has

also served as Head of Exports Sectors at Google Israel from 2006 to 2015. Mr. Korczak holds a bachelor of science degree in industrial engineering management and information systems from Ben Gurion University and an M.B.A. from Tel Aviv University.

Yael Yehudai has served as our Senior Vice President Global Human Resources, since January 2019. She is responsible for developing and overseeing our worldwide human resources policies, procedures and practices. Previously, she served as our Head of Human Resources from March 2018 to January 2019 and as Human Resources Director from October 2015 to March 2018, in which roles she helped us through our rapid expansion of operations into multiple counties. Prior to joining Playtika, Ms. Yehudai was Head of Human Resources at Cosmec Ltd., a cybersecurity firm, from 2010 until October 2015. Ms. Yehudai received a bachelor of science degree in economics and management from Hebrew University and a M.A. from Hebrew University. She also attended the Workplace Development and Talent Management program at Harvard University and the Instructional Design program at Suffolk University.

Non-Employee Directors

Marc Beilinson has served as a member of our board of directors since June 2020 and also serves as chairperson of our audit committee. Since 2013, he has served as a director of Athene Holding Ltd., a retirement services company, where he also serves as the lead independent director, the chair of its compensation committee and a member of its conflicts committee and legal and regulatory committee. Since August 2011, Mr. Beilinson has been the Managing Partner of Beilinson Advisory Group, a financial restructuring and hospitality advisory group that specializes in assisting distressed companies. Most recently, Mr. Beilinson served as Chief Restructuring Officer of Newbury Common Associates LLC (and certain affiliates) from December 2016 to June 2017. Mr. Beilinson previously served as Chief Restructuring Officer of Fisker Automotive from November 2013 to August 2014 and as Chief Restructuring Officer and Chief Executive Officer of Eagle Hospitality Properties Trust, Inc. from August 2011 to December 2014 and Innkeepers USA Trust from November 2008 to March 2012. Mr. Beilinson currently serves on the boards of directors of Exela Technologies, 24 Holdings II, LLC, Mallinckrodt, LLC, MMR Advisory Holdings, LLC, Rentpath Holdings, Inc. and KB US, Inc, as well as the audit committee of Exela Technologies. Mr. Beilinson has previously served on the boards of directors and/or audit committees of a number of public and privately held companies, including, but not limited to, Westinghouse Electric, CAC, Wyndham International, Inc., Apollo Commercial Real Estate Finance, Inc., Innkeepers USA Trust, Gastar Inc., Acosta, Inc., American Tire, Haggen Stores and Monitronics. Mr. Beilinson has a Bachelor of Arts in political science from the University of California, Los Angeles and a Juris Doctor from the University of California Davis Law School.

We believe Mr. Beilinson’s over thirty years of service on the boards of both public and private companies, and his extensive knowledge of legal and compliance issues, including the Sarbanes-Oxley Act of 2002, qualify him to serve on our board of directors.

Tian Lin has served as a member of our board of directors since September 2016. Mr. Lin was appointed to our board of directors in connection with the Giant Acquisition, although such appointment was not in connection with any stockholders agreement. Mr. Lin served as our Chief Executive Officer, President and Chief Financial Officer from September 2016 to October 2019 and as our Secretary from September 2016 to October 2020, although Mr. Lin has never had an operational role within the Company. Mr. Lin has also served on the boards of certain of our subsidiaries since 2016, including Playtika Ltd. Since December 2017, Mr. Lin also served as a managing director of M31 Capital, a multi-strategy investment platform based in China. Mr. Lin has extensive experience in the technology and online gaming industries, having served as the head of investment at Giant Network Group Co., Ltd. since January 2016, leading Giant’s acquisition of Playtika in 2016. Mr. Lin received his bachelor of science degree in computer science from Carnegie Mellon and his M.B.A. from Peking University.

We believe Mr. Lin’s extensive experience in the gaming and technology industries, as well as the continuity that he brings to our board of directors through his prior roles at Playtika and his service on the board of directors of our subsidiaries, qualify him to continue to serve on our board of directors.

Wei Liu has served as a member of our board of directors since June 2020, although such appointment was not in connection with any stockholders agreement. Since May 2016, Ms. Liu has served as a director of Giant Network Group Co., Ltd., where she has also served as a member of the Nominating Committee and as the General Manager of the company’s routine operations. Ms. Liu also served as the Chief Executive Officer and a director for Giant Interactive Group Inc. from 2006 to 2014. Ms. Liu holds a Bachelor’s degree from Nankai University and a Master’s degree from China Europe International Business School.

We believe Ms. Liu’s experience in the gaming and technology industries as well has her extensive experience of service to the boards of both public and private companies qualifies her to continue to serve on our board of directors.

Bing Yuan has served as a member of our board of directors since June 2020 and also serves on our Audit Committee. Since April 2020, Mr. Yuan has served on the board of directors for I-Mab, a clinical stage biopharmaceutical company, where he also serves as a member of the audit committee. Mr. Yuan also currently serves as a director for Haichang Ocean Park Holdings Ltd and PizzaExpress. Additionally, Mr. Yuan is a managing director and the Chief Operating Officer of Hony Capital, responsible for its equity investment operations. Mr. Yuan joined Hony Capital in April 2009 and has served as a managing director of the private equity department since January 2010. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the direct investment department of Morgan Stanley Asia Limited from 2008 to 2009. Mr. Yuan has previously served as a director at other private and public companies, including Biosensors International Group, Ltd. from May 2016 to July 2017 and Hydoo International Holding Ltd. from July 2011 to September 2019. Mr. Yuan received his bachelor’s degree in English from Nanjing University and received his master’s degree in international relations and his Juris Doctor from Yale University.

We believe Mr. Yuan’s extensive experience in corporate finance, investment banking and service on various companies’ boards of directors qualifies him to serve on our board of directors.

Corporate Governance

Board Composition

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies above.

Our board of directors is currently composed of five members with no vacancies.

Our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution of our board of directors. Until the date on which Playtika Holding UK and its affiliates cease to beneficially own, in the aggregate, more than 50% in voting power of our stock entitled to vote generally in the election of directors (a “Triggering Event”), our board of directors shall be elected annually to serve from the time of election and qualification until the next annual meeting following their election or until their earlier death, resignation and removal. In addition, until a Triggering Event, our stockholders will have the right to remove any of our directors with or without cause by a majority vote of the stockholders. Following a Triggering Event, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. In addition, following a Triggering Event, our stockholders will have the right to remove any of our directors only for cause by a majority vote of the stockholders:

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Following a Triggering Event, any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.

With respect to the roles of Chairperson of the board of directors and Chief Executive Officer, currently, the roles are both held by Robert Antokol. Our Corporate Governance Guidelines will provide the flexibility for our board of directors to modify our leadership structure in the future as appropriate. We believe that we, like many U.S. companies, are well-served by this flexible leadership structure.

After the completion of this offering, Playtika Holding UK, which is indirectly controlled by Yuzhu Shi, will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors and (3) that our board of directors have a nominating and governance committee that is comprised entirely of independent directors. We do not plan to utilize the exemptions available for controlled companies following the completion of this offering.

Director Independence

In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each of Mr. Beilinson, Ms. Liu and Mr. Yuan is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq, representing 60% of our five directors. In making these determinations, our board of directors reviewed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available in the investors section of our corporate website substantially concurrently with the closing of this offering. References to our corporate website in this prospectus does not include or incorporate by reference the information on our corporate website into this prospectus.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Effective at the time of the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Messrs. Beilinson, Lin and Yuan, with Mr. Beilinson serving as chair. Our board of directors has affirmatively determined that Mr. Beilinson and Mr. Yuan each meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Under applicable Nasdaq listing standards and SEC rules and regulations, we are permitted to phase in our compliance with the audit committee independence requirements as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Within one year of our listing on Nasdaq, we intend to ensure that all members of our audit committee will meet the applicable independence requirements under Nasdaq listing rules and Rule 10A-3 of the Exchange Act.

In addition, our board of directors has determined that each member of our audit committee is financially literate, and that each of Mr. Beilinson and Mr. Yuan is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Effective at the time of the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Mr. Lin, Ms. Liu and Mr. Yuan, with Mr. Lin serving as chair. Our board of directors has affirmatively determined that each of Ms. Liu and Mr. Yuan meets the requirements for independence under the current Nasdaq listing standards and that each is a non-employee director, as defined in Section 16b-3 of the Exchange Act. Under applicable Nasdaq listing standards, we are permitted to phase in our compliance with the compensation committee independence as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Within one year of our listing on Nasdaq, we intend to ensure that each member of the compensation committee will meet the applicable requirements for independence under the Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	evaluating the overall effectiveness of our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Effective at the time of the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Mr. Beilinson, Ms. Liu and Mr. Yuan, with Mr. Yuan serving as chair. Our board of directors has affirmatively determined that each of Mr. Beilinson, Ms. Liu and Mr. Yuan meet the requirements for independence under the current Nasdaq listing standards, and the composition of our nominating and corporate governance committee meets the applicable requirements under Nasdaq listing standards.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The audit committee is also responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Business Conduct and Ethics

We plan to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Substantially concurrently with the closing of this offering, a current copy of the code will be posted on the investor section of our corporate website.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, none of the members of our compensation committee will be an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying our compensation policies for our “named executive officers.” Where relevant, the discussion below also reflects certain contemplated changes to our compensation programs that we intend to implement following the effectiveness of the registration statement of which this prospectus forms a part. For 2020, our named executive officers are:

•	Robert Antokol, Chairperson of the Board of Directors and Chief Executive Officer;

•	Craig Abrahams, President and Chief Financial Officer;

•	Ofer Kinberg, Executive General Manager, Social Casino Division;

•	Shlomi Aizenberg, Executive General Manager, Casual Games Division; and

•	Michael Cohen, Executive Vice President, General Counsel and Secretary.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Fiscal Year 2020 Compensation

Executive Compensation Philosophy and Objectives

We believe that for us to be successful we must hire and retain people who can continue to develop our strategy and innovate our products and services. To achieve these objectives, our executive compensation program has been designed to motivate, reward, attract and retain high caliber management and seeks to align compensation with our short- and long-term business objectives, business strategy and financial performance.

Our compensation programs for our named executive officers are built to support the following objectives:

•	attract top talent in our leadership positions and motivate our executives to deliver the highest level of individual and team impact and results;

•	ensure each one of our named executive officers receives a total compensation package that encourages the executive’s long-term retention;

•	reward high levels of performance with commensurate levels of compensation; and

•	align the interests of our executives with those of our stockholders by emphasizing long-term incentives.

Determination of Compensation

Role of the Board of Directors. Our board of directors is responsible for overseeing all aspects of our executive compensation programs, including executive salaries, annual and long-term incentives and any executive perquisites for our named executive officers. The board of directors considers such factors as it determines are appropriate in setting executive compensation, including the recommendations of our Chief Executive Officer (other than with respect to himself), current and past total compensation, company performance and each executive’s impact on performance, each executive’s relative scope of responsibility and potential, each executive’s individual performance and demonstrated leadership and internal equity pay considerations.

Role of Compensation Consultant. Our board of directors has the authority to engage its own advisors to assist in carrying out its responsibilities. To date, we have not engaged the services of any outside compensation advisor for purposes of setting executive or director compensation.

Role of Management. In setting compensation for 2020, our Chief Executive Officer worked closely with the board of directors in managing our executive compensation program. Our Chief Executive Officer made recommendations to the board of directors regarding compensation for our executive officers other than himself because of his daily involvement with our executive team. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package.

Elements of Our Executive Compensation Program

The primary elements of our named executive officers’ compensation and the main objectives of each are:

•	Base Salary: Base salary attracts and retains talented executives, recognizes individual roles and responsibilities and provides stable income;

•	Annual Bonus Plan: Annual performance bonuses help to incentivize executives to work towards key corporate performance objectives on an annual basis;

•

Equity-Based Long-Term Incentive Compensation: Equity compensation, provided in the form of stock options and restricted stock units, aligns executives’ interests with our stockholders’ interests, emphasizes long-term financial performance and helps retain executive talent;

•	Retention Plan Awards:

•

Appreciation Unit Awards. Annual performance-based payments promote the achievement of key financial performance objectives and reward executives for their contributions toward achieving those objectives;

•	Retention Awards: Retention awards provide for annual payments and help retain executive talent; and

•

Other Benefits and Perquisites: Our named executive officers are eligible to participate in our health and welfare programs and our retirement programs. Our Israel-based named executive officers also receive other customary or mandatory social benefits in Israel on the same basis as our other full-time Israel-based employees. We also provide certain perquisites, which aid in attracting and retaining executive talent.

Each of these elements of compensation is described further below.

Base Salaries

Base salary is a stable fixed component of our compensation program. Our executive compensation program emphasizes performance-based and retention-based compensation over fixed compensation, and our executive base salaries are set at levels intended to provide a reasonable baseline level of compensation that is relatively low compared to comparable companies. On a prospective basis, we intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders. Our named executive officers did not receive base salary increases during 2020. Our named executive officers’ base salaries for the fiscal year ended December 31, 2020 are reflected in the Summary Compensation Table below.

Annual Bonus Plan

We adopted a bonus plan for 2020 pursuant to which annual bonuses will be paid to our executive officers, other than our Chief Executive Officer, based on a pool that is established by our board of directors upon consideration of “Bonus Plan Adjusted EBITDA” for 2020. The annual bonus pool is determined by our board of directors based on their consideration of our results for the applicable year, which bonus pool is then allocated by our Chief Executive Officer in his discretion. The board of directors determines the bonus for our Chief Executive Officer separately based on its evaluation of overall company and individual performance, which determination is separate from the bonus pool calculations for other employees.

“Bonus Plan Adjusted EBITDA,” as used herein, is a non-GAAP financial measure which means the Adjusted EBITDA of our company and its subsidiaries for the applicable calendar year, increased by the payments in respect of awards under the Playtika Holding Corp. Retention Plan for the applicable year, the amount of retention awards to key individuals associated with acquired companies and certain other adjustments.

Our board of directors established threshold, target and maximum achievement levels relative to Bonus Plan Adjusted EBITDA for 2020, which would result in an annual bonus pool to be allocated to management employees, including the executive officers, by our Chief Executive Officer. Our “target” 2020 Bonus Plan Adjusted EBITDA was $721,200,000, which would equate to a bonus pool equal to 6.5% of 2020 Bonus Plan Adjusted EBITDA. Our “threshold” 2020 Bonus Plan Adjusted EBITDA was set at 85% of “target,” which would have resulted in a total bonus pool equal to 5% of 2020 Bonus Plan Adjusted EBITDA. Our “maximum” 2020 Bonus Plan Adjusted EBITDA objective was set at 125% of target, which would have resulted in a total bonus pool equal to 9% of 2020 Bonus Plan Adjusted EBITDA.

The Company financial statements required for our board of directors to determine the 2020 Bonus Plan Adjusted EBITDA for 2020 are not final, and accordingly our board of directors has not yet determined the bonus pool or the allocations of the bonus pool to our management employees, including the named executive officers, but we anticipate that such determinations will be made in the first quarter of 2021. Additionally, since the 2020 fiscal year is not yet completed, our board of directors has not made a determination with respect to an annual bonus payment for Mr. Antokol, but we anticipate that such determination will be made in the first quarter of 2021.

We have adopted a bonus plan for 2021 pursuant to which annual bonuses to our employees, including our named executive officers other than our Chief Executive Officer, will be paid as determined by our Chief Executive Officer from a bonus pool determined by our board of directors.

Retention Plans

Playtika Holding Corp. 2017-2020 Retention Plan

We maintain the Playtika Holding Corp. Amended and Restated Retention Plan, or the 2017-2020 Retention Plan, to provide certain key employees and consultants of the company and its subsidiaries the right to receive annual cash retention awards and awards providing an opportunity to participate in the appreciation of the company’s value and in order to retain these key employees and consultants and reward them for contributing to the success of the company and its subsidiaries. The 2017-2020 Retention Plan is in effect for calendar years 2017 through 2020, and the final performance period will end on December 31, 2020. The 2017-2020 Retention Plan is administered by our Chief Executive Officer, who generally has the authority to approve awards under the plan and generally administer the plan. Initial awards were granted under the 2017-2020 Retention Plan in December 2016, with subsequent awards to employees or consultants hired or retained after such date granted at the discretion of the administrator.

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Appreciation Unit Awards. Participants in the 2017-2020 Retention Plan were granted a number of notional interests, or “Appreciation Units,” representing a right to receive payment of a proportionate interest of the appreciation pool for each calendar year during the term of the plan. Appreciation Units vested on December 31 of each calendar year during the term of the plan for the applicable one-year performance periods, subject to the participant’s continued service through such vesting date. Upon vesting, a participant received a cash payment in respect of his or her proportionate share of the annual appreciation pool (based on the total number of Appreciation Units outstanding and eligible for payment as of such date), which payment was made no later than March 15 following the applicable vesting date. For certain participants, including the named executive officers, 50% of the estimated annual payment was paid to the participant in July of each calendar year based on the estimated total annual appreciation pool for such year, with the remaining portion of the payment due to the participant in respect of his Appreciation Units for the calendar year paid following the end of the year as described above. The 2017-2020 Retention Plan provided that a maximum of 200,000 Appreciation Units may be awarded, of which no more than 50% may be awarded to the Chief Executive Officer.

For 2020, the appreciation pool under the 2017-2020 Retention Plan was equal to 1.5% multiplied by the amount by which (1) 12.0x our Adjusted EBITDA for such calendar year, exceeded (2) $4,400,000,000. Adjusted EBITDA for purposes of the 2017-2020 Retention Plan, or “2017-2020 Retention Plan Adjusted EBITDA” means the Adjusted EBITDA of our company and its subsidiaries for the applicable calendar year, increased by the payments in respect of awards under the 2017-2020 Retention Plan for the applicable year, the amount of retention awards to key individuals associated with acquired companies and certain other adjustments.

In the event a change in control occurred prior to December 31, 2020, subject to a participant’s continued service on the date of such change in control (except as described below), a participant would have received a cash payment in respect of his or her proportionate share of the change in control appreciation pool (as described below) (based on the number of Appreciation Units outstanding and eligible for payment in respect of such change in control), which amount would have been paid in cash within 30 days of the closing of the change in control. The change in control appreciation pool would have generally been equal to 1.5% multiplied by the amount by which (1) the transaction valuation of the company (taking into account all transaction costs) exceeded (2) $4,400,000,000. However, in the event of any other transaction that constituted a change in control but involved an entity that controls, directly or indirectly, the company, the change in control appreciation pool would have been equal to 1.5% multiplied by the amount by which (1) 12.0x the company’s 2017-2020 Retention Plan Adjusted EBITDA for the trailing 12 month period ended on the last day of the calendar month preceding the calendar month in which the change in control occurred, calculated in a manner consistent with past practice, exceeded (2) $4,400,000,000.

The Company financial statements required for our board of directors to determine the 2017-2020 Retention Plan Adjusted EBITDA for 2020 are not final, and accordingly our board of directors has not yet determined the total appreciation pool for 2020, but we anticipate that such determination will be made in the first quarter of 2021.

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Retention Awards. Retention Awards are provided to eligible employees and consultants as an incentive to remain in service with the company during the four-year term of the 2017-2020 Retention Plan. Each participant may have been awarded a number of notional interests, each, a Retention Unit, with each Retention Unit representing a right to receive payment of his or her proportionate interest of the annual retention pool for each such calendar year. The sum of the retention pools for the term of the 2017-2020 Retention Plan was $100,000,000, although each annual retention pool was determined by the Chief Executive Officer. The retention pool for 2020 is $25,000,000. The 2017-2020 Retention Plan provides that a maximum of 100,000 Retention Units could have been awarded, of which no more than 50% may have been awarded to the Chief Executive Officer.

Retention Units vested on December 31 of each calendar year during the term of the plan, subject to a participant’s continued service through such vesting date. Upon vesting, a participant received a cash payment in respect of his or her proportionate share of the annual retention pool (based on the number of Retention Units outstanding and eligible for payment as of such date), which payment was made no later than the last day of the calendar month following the applicable vesting date. For certain participants, including the named executive officers, 50% of the estimated annual payment was paid to the participant in July of each calendar year based on the annual retention pool, with the remaining portion of the payment due to a participant in respect of his Retention Units for the calendar year paid following the end of the year as described above.

In the event a change in control occurred prior to December 31, 2020, subject to a participant’s continued service on the date of such change in control (except as described below), a participant would have received a payment in respect of his or her proportionate share of the unpaid portion of the total retention pool for the remaining term of the 2017-2020 Retention Plan as of the date of such change in control (less any deductions for prior payouts to terminated participants) (based on the number of Retention Units outstanding and eligible for payment as of such date), which amount would have been paid in cash within 30 days of the closing of such change in control.

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Effect of Termination of Service. For certain participants, including the named executive officers, in the event of a participant’s termination without cause or resignation for good reason, or termination by reason of death or disability (each, as defined in the 2017-2020 Retention Plan), he or she would have been eligible to receive a lump sum cash payment equal to 50% of his proportionate share of the unpaid portion of the total retention pool for the remaining term of the 2017-2020 Retention Plan as of the date of termination (based on the number of Retention Units outstanding and eligible for payment as of such date), which amount would have been paid in cash within 60 days following the date of termination. In the event of such a termination, such participant would also have remained eligible to receive payments in respect of 50% of his or her Appreciation Units for all vesting dates that had not yet occurred prior to the date of such termination, which payments would have been made as and when such payments are made to other Appreciation Unit holders.

For all other participants, in the event of a termination due to death or disability, he or she would have received a payment in respect of his or her proportionate share of the unpaid portion of the total retention pool for the remaining term of the 2017-2020 Retention Plan as of the date of termination (based on the number of Retention Units outstanding and eligible for payment as of such date), pro-rated for the portion of the period between January 1, 2017 and December 31, 2020 that had elapsed prior to such termination, payable within 60 days following termination. In addition, such a participant would have retained the right to receive payments for a pro-rated portion of his or her Appreciation Units for all vesting dates that had not yet occurred prior to the date of such termination, which payments would have been made as and when such payments were made to other Appreciation Unit holders.

All payments triggered by a termination of employment or service would have been subject to the execution of a general release of claims in favor of the company. If a participant terminated service for any reason other than as described above, the participant would have immediately forfeit all unvested Retention Units and Appreciation Units. Any amounts paid to a participant in connection with a termination in respect of their Retention Units would have been deducted from future annual retention pools in equal installments prior to the calculation of the payments to other participants.

Each participant also executed a noncompetition agreement in connection with receiving an award under the 2017-2020 Retention Plan pursuant to which the participant must comply with a one-year non-compete provision.

Playtika Holding Corp. 2021-2024 Retention Plan

In anticipation of the expiration of the 2017-2020 Retention Plan at the end of 2020, effective as of August 6, 2019, our board of directors adopted the Playtika Holding Corp. 2021-2024 Retention Plan, or the 2021-2024 Retention Plan, and together with the 2017-2020 Retention Plan, or the Retention Plans, to provide for the continued issuance of Retention Awards and Appreciation Unit Awards covering calendar years 2021, 2022, 2023 and 2024. The 2021-2024 Retention Plan is administered by our Chief Executive Officer, who generally has the authority to approve awards under the plan and generally administer the plan. Initial awards were granted under the 2021-2024 Retention Plan in August 2019, with subsequent awards to employees or consultants hired or retained after such date granted at the discretion of the administrator.

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Appreciation Unit Awards. Participants in the 2021-2024 Retention Plan may be granted a number of notional interests, or “Appreciation Units,” representing a right to receive payment of a proportionate interest of the appreciation pool for each calendar year during the term of the plan. Appreciation Units vest on December 31 of each calendar year during the term of the plan for the applicable one-year performance periods, subject to the participant’s continued service through such vesting date. Upon vesting, a participant receives a cash payment in respect of his or her proportionate share of the annual appreciation pool (based on the total number of Appreciation Units outstanding and eligible for payment as of such date), which payment will be made no later than March 15 following the applicable vesting date. For certain participants, including the named executive officers, 50% of the estimated annual payment is paid to the participant in July of each calendar year based on the estimated total annual appreciation pool for such year, with the remaining portion of the payment due to a participant in respect of his Appreciation Units for the calendar year paid following the end of the year as described above. The 2021-2024 Retention Plan provides that a maximum of 200,000 Appreciation Units may be awarded.

The annual appreciation pool under the 2021-2024 Retention Plan will be determined as follows:

•	For 2021, (A) 14% of the 2021-2024 Retention Plan Adjusted EBITDA (as defined below) for such calendar year, less (B) $25,000,000.

•	For 2022, (A) 14.5% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

•	For each of 2023 and 2024, (A) 15.0% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

Adjusted EBITDA for purposes of the 2021-2024 Retention Plan, or “2021-2024 Retention Plan Adjusted EBITDA” will be calculated in the same manner as described above for the 2017-2024 Retention Plan.

In the event of a change in control after the effective date of the 2021-2024 Retention Plan but prior to December 31, 2024, subject to a participant’s continued service on the date of such change in control (except as described below), a participant will receive a cash payment equal to his or her proportionate share of the net change in control appreciation pool (as described below) (based on the number of Appreciation Units outstanding and eligible for payment in respect of such change in control), with such amount referred to as the CIC Eligible Appreciation Amount. Except as otherwise provided in the 2021-2024 Retention Plan or in the applicable award agreement, a participant’s CIC Eligible Appreciation Amount shall be paid in cash in four equal annual installments commencing on December 31 of the calendar year in which such change in control occurs, subject to continued service on each payment date. In the event a participant is terminated by the company without cause, resigns for good reason, or is terminated by reason of his or her death or disability (each, as defined in the 2021-2024 Retention Plan), in each case following such change in control, the CIC Eligible Appreciation Amount will be paid within 60 days following such termination. Certain participants, including the named executive officers, will be paid their CIC Eligible Appreciation Amount in a lump sum within 30 days following the change in control.

The net change in control appreciation pool will be equal to (1) an amount equal to 12% of the net transaction proceeds received by the company undergoing the change in control (as further defined in the 2021-2024 Retention Plan) less (2) the unpaid portion of the total retention pool under the 2021-2024 Retention Plan as of such date.

Under the 2021-2024 Retention Plan, a change in control will not be deemed to have occurred unless the net transaction proceeds (calculated prior to giving effect to the calculation of the amounts payable under the 2021-2024 Retention Plan) are equal to or greater than $3.0 billion.

In October 2020, 43,000 Appreciation Units held by Mr. Antokol under the 2021-2024 Retention Plan were cancelled. Pursuant to an amendment to the 2017-2020 Retention Plan adopted in October 2020, these cancelled Appreciation Units formerly held by Mr. Antokol will be considered “retired units” for purposes of the plan, and will be deemed to be outstanding and eligible for payment solely for purposes of determining the per unit value to be paid to participants, but no amounts will be paid to Mr. Antokol or otherwise with respect to such retired units.

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Retention Awards. A total of 100,000 Retention Units are authorized for issuance under the 2021-2024 Retention Plan. Similar to the 2017-2020 Retention Plan, each Retention Unit represents a right to receive a cash payment of a proportionate interest of the annual retention pool. Each annual retention pool under the 2021-2024 Retention Plan will be $25,000,000. Such Retention Units vest on December 31 of each calendar year during the term of the plan, commencing December 31, 2021, subject to the participant’s continued service through such vesting date. The calculation for the payments participants are eligible to receive upon the vesting of Retention Units under the 2021-2024 Retention Plan is substantially similar to such calculation set forth above for the Retention Units granted under the 2017-2020 Retention Plan.

In the event of a change in control following the effective date of the 2021-2024 Retention Plan but prior to December 31, 2024, subject to a participant’s continued service on the date of such change in control (except as described below), a participant will receive a cash payment equal to his or her proportionate share of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of the change in control (less any deductions for prior payouts to terminated participants) (based on the number of Retention Units outstanding and eligible for payment as of such date), with such amount referred to as the CIC Eligible Retention Amount. The CIC Eligible Retention Amount will be paid to participants pursuant to the same schedule and subject to the same accelerated payment terms as the CIC Eligible Appreciation Amount described above. Certain participants, including the named executive officers, will be paid their CIC Eligible Retention Amount in a lump sum within 30 days following the change in control.

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Effect of Termination of Service. For certain participants, in the event of the participant’s termination without cause or resignation for good reason, or termination by reason of death or disability, he or she will be eligible to receive a lump sum cash payment equal to his or her proportionate share (based on the number of Retention Units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, which amount shall be paid in cash within 60 days following the date of termination. In the event of such a termination, such participant will also remain eligible to receive payments in respect of his or her Appreciation Units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other Appreciation Unit holders.

For all other participants, in the event of termination due to death or disability on or after January 1, 2021, but prior to December 31, 2024, the participant will receive a payment in respect of his or her proportionate share (based on the number of Retention Units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, pro-rated for the portion of the period between January 1, 2021 and December 31, 2024 that has elapsed prior to termination, payable within 60 days following termination. In addition, the participant will retain the right to receive payments for a pro-rated portion of his or her Appreciation Units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other Appreciation Unit holders.

All payments triggered by a termination of employment or service will be subject to the execution of a general release of claims in favor of the company. If a participant terminates service for any reason other than as described above, the participant will immediately forfeit all unvested Retention Units and Appreciation Units.

Named Executive Officer Awards Under the Retention Plans

The following table shows the outstanding awards expected to be held by our named executive officers under the Retention Plans as of December 31, 2020. The final performance period under the 2017-2020 Retention Plan will end on December 31, 2020. None of our named executive officers received additional awards under the Retention Plans in 2020.

As of December 31, 2020, we expect a total of 92,065 Retention Units and 188,106 Appreciation Units will remain outstanding under the 2017-2020 Retention Plan. As of December 31, 2020, we expect a total of 90,300 Retention Units and 143,314 Appreciation Units will remain outstanding under the 2021-2024 Retention Plan.

The amounts paid to our named executive officers for 2020 with respect to their Retention Units and Appreciation Units under the 2017-2020 Retention Plan are shown in the “2020 Summary Compensation Table” below.

Name	2017-2020 Retention Plan		2021-2024 Retention Plan
	Retention Units (#)	Appreciation Units (#)	Retention Units (#)	Appreciation Units (#)
Robert Antokol	40,000	80,000	45,000	43,000	(1)
Craig Abrahams	7,000	9,521	7,000	8,260
Ofer Kinberg	7,000	9,521	7,000	8,260
Shlomi Aizenberg	4,000	4,759	7,000	8,260
Michael Cohen	3,000	4,759	3,500	4,130

(1)

In October 2020, 43,000 Appreciation Units held by Mr. Antokol under the 2021-2024 Retention Plan were cancelled. However, for purposes of determining future payouts with respect to Appreciation Units under the 2021-2024 Retention Plan, these cancelled units will continue to be treated as outstanding and eligible for payment, although no payments will be made with respect to such cancelled units.

Equity Compensation

From September 2016 until June 2020, we did not grant equity awards to our employees and executives, including our named executive officers. However, we view equity-based compensation as a critical component of our balanced total compensation program going forward as a public company. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns the interests of executives with those of our stockholders. Accordingly, our board of directors, and following the completion of this offering, its compensation committee, from time to time may grant equity incentive awards covering shares of our common stock to our named executive officers and will review their equity incentive compensation going forward.

In May 2020, our board of directors and sole stockholder approved our 2020 Incentive Award Plan, or the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2020 Plan, please see the section titled “2020 Incentive Award Plan” below.

In June 2020, our board of directors approved the issuance of restricted stock units, or RSUs, and stock options to certain employees, including our named executive officers as set forth in the table below. Each of the RSU awards granted to our named executive officers was fully vested on the date of grant. The stock options vest over four years, with 25% of the shares subject to the option vesting on each of the first four anniversaries of the grant date, subject to the executive’s continued employment or service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the options granted to the named executive officers will vest on an accelerated basis as follows: (a) in the event of the executive’s termination by us without “cause” or the executive’s resignation for “good reason” (each as defined in the 2020 Plan) (such termination, a “Qualifying Termination”), such number of shares subject to the option will vest on the date of such Qualifying Termination as is equal to the number of shares subject to the option that are scheduled to vest on or prior to the first anniversary of the executive’s termination (provided, however, that in the event such termination occurs prior to the date on which 50% of the shares subject to the option are vested, in no event shall less than 50% of the shares subject to the option be vested as a result of such Qualifying Termination after giving effect to the acceleration pursuant to this clause (a)); and (b) in the event of an executive’s Qualifying Termination within three months prior to, on, or after a change in control (as defined in the 2020 Plan), all of the shares subject to the option shall vest on the later of (1) the date of such Qualifying Termination or (2) the date of such change in control, in each case, subject to the execution by the executive and the effectiveness of a general release of claims in a form reasonably acceptable to us. Each of the stock options has a term of ten years from the grant date and an exercise price equal to $7,481 per share, which the board of directors determined was the fair market value as of the date of grant based on an independent third party valuation.

Name	Equity Awards
	Restricted Stock Units (#)	Stock Options (#)
Robert Antokol	25,000	—
Craig Abrahams	2,500	2,400
Ofer Kinberg	1,500	1,800
Shlomi Aizenberg	1,500	1,800
Michael Cohen	1,500	1,900

Additionally, in October 2020, our board of directors approved the issuance of 14,637 RSUs to Mr. Antokol. The RSUs vest over four years, with 25% of the RSUs vesting on each of December 31, 2021, 2022, 2023 and 2024, subject to Mr. Antokol’s continued service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the RSUs will vest on an accelerated basis as follows: (a) in the event of Mr. Antokol’s termination by us without “cause” or his resignation for “good reason” (each as defined in the 2020 Plan), (b) in the event of his death, (c) in the event of his disability, or (d) upon a change in control (as defined in the 2020 Plan), subject (in the case of clauses (a) through (c)) to the execution by Mr. Antokol and the effectiveness of a general release of claims in a form reasonably acceptable to us.

Perquisites and Other Benefits

Our named executive officers are provided with certain enhanced benefits to aid in the performance of their respective duties and to provide competitive compensation with executives with similar positions and levels of responsibilities. Each of our named executive officers is provided with a cell phone allowance. Our named executive officers based in Israel were also allowed to use an apartment maintained by the company for visitors and employees, but there is no incremental cost to the company of the executives’ use of this apartment. The company discontinued maintenance of this apartment in October 2020. Each of our full-time employees is eligible to receive certain other modest annual benefits which include a wellness benefit of up to $560 per employee per year. In 2020, Messrs. Abrahams and Cohen elected to receive the wellness benefit. Our executives in Israel may also receive annual holiday gifts from us, a food allowance and the ability to participate in a company-sponsored camp for our employees’ children, each of which is a benefit we provide to all of our Israel-based employees.

We also provide security for Mr. Antokol and his family. The decision to provide Mr. Antokol with the personal security benefit was prompted by the results of an analysis provided by an independent professional consulting firm specializing in executive safety and security. Based on these results, the board of directors approved personal security services to Mr. Antokol and his family. We also maintain a corporate aircraft that is used primarily for business travel by our executive officers. Our board of directors, based on the foregoing executive safety and security analysis, has determined that Mr. Antokol will be required to use our corporate aircraft for all travel (or otherwise via private air travel), including non-business travel. To date, Mr. Antokol has reimbursed the company for the full incremental cost to the company of any personal aircraft use. On occasion, our executive officers may have family members and other guests accompany them on our corporate aircraft when traveling on business, but we do not incur any incremental cost as a result of such family or guest travel.

Tax Gross-Ups. Pursuant to Messrs. Abrahams and Cohen’s award agreements under the 2021-2024 Retention Plan and their June 2020 award agreements under the 2020 Plan, in the event a change in control occurs and an excise tax is imposed by reason of the application of Sections 280G and 4999 of the Internal Revenue Code as a result of any compensatory payments made to Messrs. Abrahams and Cohen under such arrangements in connection with such change in control, each executive will be entitled to an additional “gross-up” payment in an amount equal to any such excise tax plus any taxes resulting from such payments. Additionally, from time to time, we make gross up payments to cover the personal income taxes for Messrs. Antokol, Kinberg and Aizenberg with respect to taxable income recognized by them as a result of company-paid holiday-related gifts, health insurance, and costs associated with company-paid business meetings that are taxable under Israeli law, as well as their children’s participation in a company-sponsored camp, as detailed in the footnotes to the Summary Compensation Table below.

Retirement and Other Benefits

Health and Welfare Benefits for U.S. Employees. All of our full-time U.S. employees, including our U.S.-based named executive officers Messrs. Abrahams and Cohen, are eligible to participate in our health and welfare plans on the same basis, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life and accidental death and disability insurance.

U.S. 401(k) Plan. Our U.S.-based employees who satisfy certain eligibility requirements are also eligible to participate in a 401(k) retirement savings plan. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are subject to a three-year vesting schedule. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Benefits to Israeli Employees. Generally, benefits available to our Israel-based employees are available to all employees on the same basis, which include welfare benefits, annual vacation leave, sick leave, convalescence pay, military duty leave, transportation expense reimbursement, advanced study fund, life and disability insurance and other customary or mandatory social benefits in Israel. We make monthly contributions to funds administered by financial institutions for certain pension and severance liabilities on behalf of each of our Israel-based employees, including our Israel-based named executive officers, subject to certain conditions. The amount of these contributions is based on a percentage of the employee’s salary, taking into account any base salary thresholds under Section 14 of the Israeli Severance Pay Law—1963. Generally, company contributions to a pension insurance policy, manager’s insurance policy and/or pension fund, or a combination (based on the employee’s personal choice), up to a total of 14.83% of an employee’s determining salary, or applicable portion thereof, of which up to 8.33% is a severance pay component contributed to a severance fund (applying the arrangement in accordance with Section 14 of the Israeli Severance Pay Law—1963), and up to 6.5% of which is applied to compensatory payments. These severance contributions under Section 14 of the Israeli Severance Pay Law—1963 satisfy in full our statutory severance pay obligation for our Israel-based employees. The compensatory payment component is applied to fund pension and/or disability benefits for the employee. Our Israel-based employees make a corresponding contribution of up to 6% of their salary.

Severance Benefits

We are party to employment agreements with our Israel-based named executive officers. Mr. Antokol’s employment agreement provides for severance benefits upon his qualifying termination. In addition, all of our

Israel-based named executive officers are entitled to severance pay upon termination of employment for any reason, including retirement, according to Section 14 of the Israeli Severance Pay Law—1963. We make a contribution on a monthly basis for each of our Israel-based employees, including our Israel-based named executive officers, of 8.33% of their monthly salary to a severance fund for this purpose. Section 14 states that company’s contributions for severance pay shall be in lieu of severance compensation and, upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the company to the employee unless otherwise specified in a written agreement between the company and the employee.

A description of these arrangements is set forth under “—Employment Agreements” below, and information on the estimated payments and benefits that our named executive officers would have been eligible to receive as of December 31, 2020, is set forth in “—Potential Payments Upon Termination or Change in Control” below.

Tax and Accounting Considerations

As a general matter, our board of directors reviews and considers the various tax and accounting implications of compensation programs we utilize.

Deductibility of Executive Compensation. Section 162(m) of the Code denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer, and the next three highly compensated executive officers. However, we believe that maintaining the discretion to provide compensation that is non-deductible allows us to provide compensation tailored to the needs of our company and our named executive officers and is an important part of our responsibilities and benefits our stockholders.

Accounting for Share-Based Compensation

We account for share-based payments, including our long-term equity incentive program, in accordance with the requirements of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification Topic 718.

EXECUTIVE COMPENSATION TABLES

2020 Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)		Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)(4)
Robert Antokol	2020	372,233	5,417,235	(9)	310,414,910	—	19,465,509	(10)	—	108,711	(5)	335,778,598	(9)(10)
Chief Executive Officer	2019	362,239	17,072,745		—	—	27,441,406		—	94,055		44,970,445
Craig Abrahams	2020	290,000	948,016	(9)	18,702,500	8,332,800	2,316,639	(10)		6,560	(6)	30,596,515	(9)(10)
President and Chief Financial Officer	2019	290,000	2,683,980		—	—	3,265,870		—	6,000		6,245,850
Ofer Kinberg	2020	294,050	948,016	(9)	11,221,500	6,249,600	2,316,639	(10)	—	48,108	(7)	21,077,913	(9)(10)
Executive General Manager, Social Casino Division	2019	286,155	2,587,110		—	—	3,265,870		—	54,123		6,193,258
Shlomi Aizenberg	2020	259,456	541,724	(9)	11,221,500	6,249,600	1,157,954	(10)	—	43,671	(8)	19,473,905	(9)(10)
Executive General Manager, Casual Games Division	2019	252,490	1,759,387		—	—	1,632,421		—	49,689		3,693,987
Michael Cohen	2020	350,000	406,293	(9)	11,221,500	6,596,800	1,157,954	(10)	—	6,560	(6)	19,739,107	(9)(10)
Executive Vice President, General Counsel and Secretary	2019	350,000	1,661,706		—	—	1,632,421		—	6,000		3,650,127

(1)

For 2020, amounts in this column reflect 50% of the estimated annual payouts pursuant to the named executive officer’s Retention Units under the 2017-2020 Retention Plan for the 2020 fiscal year, which amount was paid to the named executive officers in July 2020 based on the estimated total annual retention payments for 2020. For certain participants, including the named executive officers, 50% of the estimated annual payment is paid to the participant in July of each calendar year based on the estimated total annual retention payments for such year, with the remaining portion of the payment due to a participant in respect of his Retention Units for the calendar year paid following the end of the year as described above. The total payouts pursuant to the named executive officer’s Retention Units under our 2017-2020 Retention Plan are expected to be in the following amounts (which amounts were calculated and paid in U.S. Dollars for all named executive officers): Mr. Antokol, $10,861,891; Mr. Abrahams, $1,900,831; Mr. Kinberg, $1,900,831; Mr. Aizenberg, $1,086,189; and Mr. Cohen, $814,642. Please see the description of such awards under “Retention Plans” above. We anticipate that the final determination of the total payouts pursuant to the named executive officer’s Retention Units under our 2017-2020 Retention Plan will be made in the first quarter of 2021, at which time the Company will disclose the actual amounts of such payouts.

Amounts for 2019 reflect bonuses earned by the named executive officers for 2019 and paid in early 2020. The amounts in this column include payouts pursuant to the named executive officer’s Retention Units under the 2017-2020 Retention Plan for 2019 in the following amounts (which amounts were calculated and paid in U.S. Dollars for all named executive officers): Mr. Antokol, $10,822,745; Mr. Abrahams, $1,893,980; Mr. Kinberg, $1,893,980; Mr. Aizenberg, $1,082,275; and Mr. Cohen, $811,706. Please see the description of such awards under “Retention Plans” above. Also includes payouts under our annual bonus plan for 2019 in the following amounts: Mr. Antokol, $5,000,000; Mr. Abrahams, $290,000; Mr. Kinberg, $693,130; Mr. Aizenberg, $677,112;

and Mr. Cohen, $350,000. Finally, this column includes a discretionary transaction bonus paid to Messrs. Antokol, Abrahams and Cohen in recognition of their efforts towards our financing activities in 2019 of $1,250,000, $500,000 and $500,000, respectively. The foregoing 2019 annual bonus amounts paid to our named executive officers other than Messrs. Abrahams and Cohen were paid in NIS and were converted into U.S. Dollars for purposes of this table using the exchange rate in effect on the applicable payment date (NIS 3.43 : USD $1). Mr. Antokol’s 2019 transaction bonus was paid in NIS and was converted into U.S. Dollars for purposes of this table using the exchange rate in effect on the applicable payment date (NIS 3.48 : USD $1).

(2)

Amounts reflect the full grant-date fair value of RSUs and stock options granted during 2020 calculated in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”), rather than the amounts paid to or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all RSUs and option awards made to the named executive officers in Note 10 to our financial statements included in this prospectus.

(3)

Amounts reflect payouts pursuant to the named executive officer’s Appreciation Units under the 2017-2020 Retention Plan for the applicable fiscal year (which amounts are calculated and paid in U.S. Dollars for all named executive officers). Please see the description of such awards under “Retention Plans” above.

(4)

For 2020 amounts, unless otherwise noted in the footnotes above, the compensation for our named executive officers other than Messrs. Abrahams and Cohen was paid in NIS and have been converted to U.S. Dollars using the average exchange rate for 2020 based on the applicable payment dates of such compensation (NIS 3.47: USD $1). For 2019 amounts, unless otherwise noted in the footnotes above, the compensation for our named executive officers other than Messrs. Abrahams and Cohen was paid in NIS and have been converted to U.S. Dollars using the average exchange rate for 2019 based on the applicable payment dates of such compensation (NIS 3.56 : USD $1).

(5)

Amount reflects (A) a contribution of $6,270 by the company to an Israeli pension fund under Israeli law, (B) a contribution of $8,502 by the company to the executive’s severance fund under Section 14 of the Israeli Severance Pay Law—1963, (C) a contribution of $3,396 by the company to an Israeli educational fund, (D) an annual contribution to a long-term disability insurance of $726, and (E) a contribution of $771 by the company as convalescence pay. Also includes a company-paid cell phone allowance of $303, an annual transportation allowance of $19,440, costs incurred by the company for home security services of $66,512, a tax gross-up related to company-paid holiday-related gifts, health insurance, and costs associated with company-paid business meetings that are taxable under Israeli law, as well as his children’s participation in a company-sponsored camp of $2,441, and costs incurred by the company for holiday-related gifts of $350.

(6)

For Messrs. Abrahams and Cohen, amount includes 401(k) matching contributions made by us of $6,000 and a $560 wellness benefit. Neither Mr. Abrahams nor Mr. Cohen received perquisites with a value that exceeded $10,000, in the aggregate, in 2020.

(7)

Amount reflects (A) a contribution of $14,814 by the company to an Israeli pension fund under Israeli law, (B) a contribution of $20,413 by the company to the executive’s severance fund under Section 14 of the Israeli Severance Pay Law—1963, (C) a contribution of $3,396 by the company to an Israeli educational fund, (D) an annual contribution to a long-term disability insurance of $1,474, and (E) a contribution of $771 by the company as convalescence pay. Amount also includes a company-paid cell phone allowance of $98, an annual transportation allowance of $430, a tax gross-up related to company-paid holiday-related gifts, health insurance, and costs associated with company-paid business meetings that are taxable under Israeli law, as well as his children’s participation in a company-sponsored camp of $3,758, costs incurred by the company for holiday-related gifts of $350, and an annual food allowance of $2,605.

(8)

Amount reflects (A) a contribution of $12,466 by the company to an Israeli pension fund under Israeli law, (B) a contribution of $18,012 by the company to the executive’s severance fund under Section 14 of the Israeli Severance Pay Law—1963, (C) a contribution of $3,396 by the company to an Israeli educational fund, (D) an annual contribution to a long-term disability insurance of $1,833, and (E) a contribution of $771 by the company as convalescence pay. Amount also includes a company-paid cell phone allowance of $183, an annual transportation allowance of $412, a tax gross-up related to company-paid holiday-related gifts, health insurance, and costs associated with company-paid business meetings that are taxable under Israeli law, as well as his children’s participation in a company-sponsored camp of $3,758, costs incurred by the company for holiday-related gifts of $350, and an annual food allowance of $2,489.
(9)

The payouts under our annual bonus plan for 2020 are not included in this column as the Company financial statements required for our board of directors to determine the 2020 Bonus Plan Adjusted EBITDA for 2020 are not final, and accordingly our board of directors has not yet determined the bonus pool or the allocations of the bonus pool to our management employees, including the named executive officers. We anticipate that such determinations will be made in the first quarter of 2021, at which time the Company will disclose the amounts of such bonuses. Additionally, since the 2020 fiscal year is not yet completed, our board of directors has not made a determination with respect to an annual bonus payment for Mr. Antokol, but we anticipate that such determination will be made in the first quarter of 2021. For additional information, see “—Annual Bonus Plan” above.

(10)

For 2020, amounts in this column reflect 50% of the estimated annual payouts pursuant to the named executive officer’s Appreciation Units under the 2017-2020 Retention Plan for the 2020 fiscal year, which amount was paid to the named executive officers in July 2020 based on the estimated total annual appreciation pool for 2020. For certain participants, including the named executive officers, 50% of the estimated annual payment is paid to the participant in July of each calendar year based on the estimated total annual appreciation pool for such year, with the remaining portion of the payment due to a participant in respect of his Appreciation Units for the calendar year paid following the end of the year as described above. The total payouts pursuant to the named executive officer’s Appreciation Units under our 2017-2020 Retention Plan are not yet included in this column as the Company financial statements required for our board of directors to determine the payouts are not final. Accordingly our board of directors has not yet determined the total appreciation pool for 2020, but we anticipate that such determination will be made in the first quarter of 2021, at which time the Company will disclose the amounts of such payouts.

Grants of Plan-Based Awards in the Fiscal Year Ended December 31, 2020

The following table provides information relating to grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2020.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Stock Awards: Number of Shares or Units (#)(2)	Option Awards: Number of Shares Underlying Options (#)(3)	Exercise or Base Price of Option Awards Per Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Robert Antokol	6/26/20	—	—	—	25,000	—	—	187,025,000
	10/08/20	—	—	—	14,637	—	—	123,389,910
Craig Abrahams	6/26/20	—	—	—	2,500	—	—	18,702,500
	6/26/20	—	—	—	—	2,400	7,481	8,332,800
Ofer Kinberg	6/26/20	—	—	—	1,500	—	—	11,221,500
	6/26/20	—	—	—	—	1,800	7,481	6,249,600
Shlomi Aizenberg	6/26/20	—	—	—	1,500	—	—	11,221,500
	6/26/20	—	—	—	—	1,800	7,481	6,249,600
Michael Cohen	6/26/20	—	—	—	1,500	—	—	11,221,500
	6/26/20	—	—	—	—	1,900	7,481	6,596,800

(1)

Represents awards of Appreciation Units under the Retention Plans. There are no threshold, target or maximum payouts under the Appreciation Units given the final payments in respect of such awards are based on a percentage of our Adjusted EBITDA for the applicable calendar year. For additional detail on these awards, including the vesting terms and accelerated vesting provisions applicable to such awards, please see the description of such awards under “Retention Plans” above. The amounts paid to our named executive officers under the 2017-2020 Retention Plan for 2020 are reflected in the Summary Compensation Table above.

(2)

Amounts reflect the number of RSUs granted in June 2020, each of which was fully vested on the date of grant. The RSUs granted to Mr. Antokol in October 2020 vest over four years, with 25% of the RSUs vesting on each of December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024, subject to Mr. Antokol’s continued service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the RSUs are subject to accelerated vesting as described under “—Equity Compensation.”
(3)

Amounts reflect the number of stock options granted in June 2020, each of which vest over four years, with 25% of the shares subject to the option vesting on each of the first four anniversaries of the grant date, subject to the executive’s continued employment or service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the options granted to the named executive officers are subject to accelerated vesting as described under “—Equity Compensation.”

(4)

Amounts reflect the full grant-date fair value of RSUs and stock options granted during 2020 calculated in accordance with ASC 718. We provide information regarding the assumptions used to calculate the value of all RSUs and option awards made to named executive officers in Note 10 to our financial statements included in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information relating to the outstanding equity awards held by our named executive officers at December 31, 2020. Stock awards and option awards were granted pursuant to our 2020 Plan.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested ($)(3)
Robert Antokol	10/08/20	—	—	—	—	14,637	123,389,910
Craig Abrahams	6/26/20	—	2,400	7,481	6/25/30	—	—
Ofer Kinberg	6/26/20	—	1,800	7,481	6/25/30	—	—
Shlomi Aizenberg	6/26/20	—	1,800	7,481	6/25/30	—	—
Michael Cohen	6/26/20	—	1,900	7,481	6/25/30	—	—

(1)

25% of the shares subject to the option will vest on each of the first four anniversaries of the grant date, subject to the executive’s continued employment or service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the options are subject to accelerated vesting as described under “—Equity Compensation.”

(2)

25% of the RSUs will vest on each of December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024, subject to the executive’s continued service on the applicable vesting date. In addition to any accelerated vesting pursuant to the terms of the 2020 Plan, the RSUs are subject to accelerated vesting as described under “—Equity Compensation.”

(3)

The market value of RSUs that have not vested is calculated by multiplying the number of unvested RSUs outstanding under the award by $8,430, which the board of directors determined was the fair market value as of September 30, 2020 based on an independent third party valuation.

Option Exercises and Stock Vested in 2020

The following table shows the number of shares of common stock subject to RSUs that vested during 2020. None of our named executive officers exercised any of their stock options during 2020.

Name	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Robert Antokol	25,000	187,025,000
Craig Abrahams	2,500	18,702,500
Ofer Kinberg	1,500	11,221,500
Shlomi Aizenberg	1,500	11,221,500
Michael Cohen	1,500	11,221,500

(1)

Represents the fully vested restricted stock units granted to the named executive officers on June 26, 2020. Reflects the amounts realized based on a per share fair market value of $7,481, which the board of directors determined was the fair market value as of the date of grant based on an independent third party valuation.

Pension and Non-Qualified Deferred Compensation

None of our named executive officers participated in any pension or non-qualified deferred compensation plans during 2020.

Employment Agreements

We are a party to employment agreements with each of Messrs. Antokol, Aizenberg and Kinberg, as described below. Any potential payments and benefits due upon a termination of employment or a change in control under the employment agreements with our named executive officers are quantified below in “—Potential Payments upon Termination or Change in Control.”

Robert Antokol Employment Agreement

In December 2011, we entered into an employment agreement with Robert Antokol, our Chief Executive Officer. The employment agreement, as amended, is not for any specific term and may be terminated by either party upon six months’ prior written notice, or immediately by us for cause.

Pursuant to the employment agreement, Mr. Antokol is entitled to the annual base salary described above, which was increased from time to time. Mr. Antokol is also entitled to a monthly transportation allowance, as required by Israeli law and provided to all full-time Israeli employees on the same basis, and use of a company cell phone. We also make monthly contributions on Mr. Antokol’s behalf to funds administered by financial institutions for certain pension, severance and disability benefits and certain non-obligatory contributions to an education fund for Mr. Antokol, as further described above under “Compensation Discussion and Analysis—Retirement and Other Benefits—Benefits to Israeli Employees.” In the event that Mr. Antokol’s employment is terminated for any reason other than for cause, he will be entitled to receive all amounts accrued in the fund or policy to which the company’s severance contributions were paid during his employment. In addition, in the event we terminate Mr. Antokol’s employment other than for cause, or he resigns for good reason, in each case as defined in his employment agreement, we will be obligated to pay to him a lump sum cash payment equal to six months’ base salary.

Mr. Antokol’s employment agreement is governed by the laws of the State of Israel. In connection with his employment agreement, Mr. Antokol also executed a confidentiality, unfair competition and intellectual property assignment agreement, which contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of 12 months following termination of employment) and confidentiality and assignment of invention covenants.

For purposes of Mr. Antokol’s employment agreement, “cause” means (1) his willful failure to substantially perform his duties or to follow a lawful, reasonable directive from our board of directors ( other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered by the board of directors which specifically identifies the failure and such failure continues for a reasonable time thereafter, (2) his willful act of fraud, embezzlement or theft, (3) his admission in any court, or conviction of, or plea of nolo contendere to, a felony (excluding offenses with respect traffic violations), (4) a finding that he is unsuitable for a gaming license or that his gaming license should be denied or revoked by the gaming regulatory authorities (5) his willful and material violation of, or noncompliance with, any securities laws or stock exchange listing rules, provided that such violation or noncompliance resulted in material economic harm to us or our affiliates, or (6) if the board of directors, in good faith, believes that he is or might be engaged in or is about to be engaged in any activity or activities which could adversely affect our business, after a written demand for substantial performance is delivered to by the board of directors which specifically identifies such activity and his failure to demonstrate that he is not engaged in such activity.

For purposes of Mr. Antokol’s employment agreement, “good reason” means the occurrence, described in a written notice of termination of employment to us from Mr. Antokol, of any of the following circumstances without his express prior written consent, unless such circumstances are fully corrected to his full satisfaction within 30 days following delivery of such written notice: (1) a reduction by us in his annual base salary or other benefits; (2) our requiring him to be based anywhere more than 60 kilometers from his existing primary business location, (3) our failure to pay him any portion of his compensation within ten days of the date on which such compensation is due, (4) a material diminution of his duties or responsibilities, or (5) our material breach of his employment agreement which is not cured within 30 days following written notice by him to us of such breach.

Employment Agreements with Other Named Executive Officers

In May 2011 and December 2011, we entered into an employment agreement with each of Shlomi Aizenberg, our Executive General Manager, Casual Games Division and Ofer Kinberg, Executive General Manager, Social Casino Division, respectively. Each executive’s employment agreement is not for any specific term and may be terminated by either party upon 30 days’ prior written notice, or immediately by us for cause.

Pursuant to each executive’s employment agreement, Messrs. Aizenberg and Kinberg are entitled to the annual base salary described above, which were increased from time to time. Each executive is also entitled to a monthly transportation allowance, as required by Israeli law and provided to all full-time Israeli employees on the same basis, and use of a company cell phone. We also make monthly contributions on each executive’s behalf to funds administered by financial institutions for certain pension, severance and disability benefits and certain non-obligatory contributions to an education fund for each executive, as further described above under “Compensation Discussion and Analysis—Retirement and Other Benefits—Benefits to Israeli Employees.” In the event that an executive’s employment is terminated for any reason other than for cause, the executive will be entitled to receive all amounts accrued in the executive’s fund or policy to which the company’s severance contributions were paid during his employment, which payment is intended to satisfy the company’s obligations under Section 14 of the Israeli Severance Pay Law—1963.

Each of Messrs. Aizenberg and Kinberg’s employment agreement is governed by the laws of the State of Israel. In connection with their employment agreements, each executive also executed a confidentiality, inventions, non-competition and non-solicitation agreement, which contains non-solicitation and non-competition covenants (each of which remains in effect during the term of employment and for a period of six months (12 months for Mr. Kinberg’s non-competition covenant) following termination of employment) and confidentiality and assignment of invention covenants.

For purposes of Messrs. Aizenberg and Kinberg’s employment agreement, “cause” means (1) his commission of a criminal offense, (2) his breach of duties of trust or loyalty to the company, (3) his material breach of the employment agreement which has not been cured within 15 days after receipt of notice from the company containing a description of such breach, (4) his cause of harm to the company’s business affairs, (5) his breach of any of the provisions of the confidentiality, inventions, non-competition and non-solicitation agreement, and/or (6) circumstances that constitute “cause” or do not entitle him to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Potential Payments Upon Termination or Change in Control

The table below quantifies certain compensation and benefits that would have become payable to each of our named executive officers if his or her employment had terminated on December 31, 2020, as a result of each of the termination scenarios described below, or in the event of a change in control of the company on December 31, 2020. The severance funds provided to our Israel-based named executive officers under the third party severance funds to which the company contributes under applicable law, as described above under “—Employment Agreements,” are not included in the table below as those benefits are provided on a non-discriminatory basis to all Israel-based employees.

					Payout of Retention Units ($)(4)	Payout of Appreciation Units ($)(5)
Named Executive Officer	Termination Scenario	Cash Severance ($)(1)	RSU Acceleration ($)(2)	Stock Option Acceleration ($)(3)	2021-2024 Retention Plan	2021-2024 Retention Plan	Tax Gross-Up ($)(6)	Total ($)
Robert Antokol	Termination without Cause or Resignation for Good Reason	186,117	123,389,910	—	49,833,887	75,615,923	—	249,025,837
	Change in Control	—	123,389,910	—	49,833,887	205,788,296	—	379,012,093
	Death or Disability	—	123,389,910	—	49,833,887	75,615,923	—	248,839,720
Craig Abrahams	Termination without Cause or Resignation for Good Reason	—	—	1,138,800	7,751,938	14,525,291	—	23,416,029
	Change in Control	—	—	2,277,600	7,751,938	39,530,496	—	49,560,034
	Death or Disability	—	—	1,138,800	7,751,938	14,525,291	—	23,416,029
Ofer Kinberg	Termination without Cause or Resignation for Good Reason	—	—	854,100	7,751,938	14,525,291	—	23,131,329
	Change in Control	—	—	1,708,200	7,751,938	39,530,496	—	48,990,634
	Death or Disability	—	—	854,100	7,751,938	14,525,291	—	23,131,329
Shlomi Aizenberg	Termination without Cause or Resignation for Good Reason	—	—	854,100	7,751,938	14,525,291	—	23,131,329
	Change in Control	—	—	1,708,200	7,751,938	39,530,496	—	48,990,634
	Death or Disability	—	—	854,100	7,751,938	14,525,291	—	23,131,329
Michael Cohen	Termination without Cause or Resignation for Good Reason	—	—	901,550	3,875,969	7,262,646	—	12,040,165
	Change in Control	—	—	1,803,100	3,875,969	19,765,248	12,262,635	37,706,952
	Death or Disability	—	—	901,550	3,875,969	7,262,646	—	12,040,165

(1)

Represents six months base salary for Mr. Antokol payable upon our termination of his employment other than for cause or his resignation for good reason under his employment agreement, payable in a lump sum. The amount reflected in this column is based on Mr. Antokol’s base salary for 2020 as reflected in the Summary Compensation Table.

(2)

Represents the aggregate value of the accelerated vesting of the RSU awards granted to Mr. Antokol in October 2020, calculated by multiplying the fair market value of our common stock by the number of RSUs, the vesting of which accelerates in connection with the applicable triggering event. The RSUs will vest on an accelerated basis as follows: (a) in the event of Mr. Antokol’s termination by us without “cause” or his resignation for “good reason” (each as defined in the 2020 Plan), (b) in the event of his death, (c) in the event of his disability, or (d) upon a change in control (as defined in the 2020 Plan), subject (in the case of clauses (a) through (c)) to the execution by Mr. Antokol and the effectiveness of a general release of claims in a form reasonably acceptable to us. The value in the table above assumes a fair market value per share of $8,430, which the board of directors determined was the fair market value as of September 30, 2020 based on an independent third party valuation.

(3)

The value attributable to the accelerated options represents the excess of the fair market value of our common stock over the exercise price of the unvested options ($7,481 per share) the vesting of which accelerates in connection with the specified event. The options granted to the named executive officers will vest on an accelerated basis as follows: (a) in the event of the executive’s Qualifying Termination, such number of shares subject to the option will vest on the date of such Qualifying Termination as is equal to the number of shares subject to the option that are scheduled to vest on or prior to the first anniversary of the executive’s termination (provided, however, that in the event such termination occurs prior to the date on which 50% of the shares subject to the option are vested, in no event shall less than 50% of the shares subject to the option be vested as a result of such Qualifying Termination after giving effect to the acceleration pursuant to this clause (a)); and (b) in the event of an executive’s Qualifying Termination within three months prior to, on, or after a change in control (as defined in the 2020 Plan), all of the shares subject to the option shall vest on the later of (1) the date of such Qualifying Termination or (2) the date of such change in control, in each case, subject to the execution by the executive and the effectiveness of a general release of claims in a form reasonably acceptable to us. The value in the table above assumes a fair market value per share of $8,430, which the board of directors determined was the fair market value as of September 30, 2020 based on an independent third party valuation.

(4)

Represents the expected amounts payable in respect of each named executive officer’s Retention Units upon the applicable triggering event. In the event of a named executive officer’s death or disability, or termination without cause or resignation for good reason, in each case prior to a change in control, a named executive officer will receive a payment equal to his proportionate share of any unpaid portion of the aggregate retention pool for any year not yet completed under the 2021-2024 Retention Plan in a lump sum within 60 days following such termination. Upon a change in control occurring on December 31, 2020, provided a named executive officer had not experienced a termination of employment prior to such date, a named executive officer would receive a payment equal to his proportionate share of any unpaid portion of the retention pool under the 2021-2024 Retention Plan in a lump sum within 30 days following such change in control. The named executive officers vested in the payments for 2020 in respect of their Retention Units under the 2017-2020 Retention Plan on December 31, 2020, so those amounts are not included in the table above. We have calculated each named executive officer’s expected payments in respect of his Retention Units based on the number of expected outstanding Retention Units under the 2021-2024 Retention Plan as of December 31, 2020 that would have been eligible for payment on such date under the circumstances described in the table. The named executive officers must comply with a one-year non-compete provision and execute a release of claims in order to receive the foregoing 2021-2024 Retention Plan benefits. The final performance period under the 2017-2020 Retention Plan will end on December 31, 2020.

(5)

Represents the amounts payable in respect of each named executive officer’s Appreciation Units upon the applicable triggering event. In the event of a named executive officer’s death or disability, or termination without cause or resignation for good reason, in each case prior to a change in control, a named executive officer will remain eligible to receive payments in respect of his or her Appreciation Units in accordance with the terms of the 2021-2024 Retention Plan for any year not yet completed. With respect to the value of the Appreciation Units under the 2021-2024 Retention Plan payable in the event of a named executive officer’s death or disability, or termination without cause or resignation for good reason, in each case prior to a change in control, since the 2017-2020 Retention Plan Adjusted EBITDA for 2020 is not yet determinable, the amount reflected in the table above was calculated by assuming that 2021-2024 Retention Plan Adjusted EBITDA for purposes of the 2021-2024 Retention Plan for each of 2021, 2022, 2023 and 2024 is equal to the 2017-2020 Retention Plan Adjusted EBITDA for 2019 ($731,000,000) multiplied by 14%, 14.5%, 15% and 15%, respectively, less $25,000,000 in each case, and that the outstanding number of Appreciation Units eligible for payment remains unchanged from the number of units expected to be outstanding at December 31, 2020, although the payments ultimately paid to the named executive officers for 2021, 2022, 2023 and 2024 would be based on the final appreciation pool for such year and the units eligible for payment at the end of the applicable year.

Upon a change in control occurring on December 31, 2020, provided a named executive officer had not experienced a termination of employment prior to such date, a named executive officer will receive a payout of his or her proportionate share of the change in control appreciation pool determined under the 2021-2024 Retention Plan in a lump sum within 30 days following such change in control.

The named executive officers vested in the payments for 2020 in respect of their Appreciation Units under the 2017-2020 Retention Plan on December 31, 2020, so those amounts are not included in the table above. We have calculated each named executive officer’s payments in respect of his Appreciation Units based on the number of expected outstanding Appreciation Units under the 2021-2024 Retention Plan as of December 31, 2020 that would have been eligible for payment on such date under the circumstances described in the table.

For purposes of this table, with respect to the value of the Appreciation Units granted payable upon a change in control occurring on December 31, 2020, the change in control appreciation pool under the 2021-2024 Retention Plan was calculated assuming a transaction value in such change in control of $8,263,806,300, which represents the fair market value of the company as of September 30, 2020 ($8,261,400,000), as determined by an independent third party valuation, plus outstanding debt on September 30, 2020 ($2,406,300).

The final performance period under the 2017-2020 Retention Plan will end on December 31, 2020. The 2021-2024 Retention Plan consists of four one-year performance periods, the last of which will end on December 31, 2024. In October 2020, 43,000 Appreciation Units held by Mr. Antokol under the 2021-2024 Retention Plan were cancelled.

(6)

Upon a change in control, certain payments made to Messrs. Abrahams and Cohen under the Retention Plans could be subject to the excise tax imposed on “excess parachute payments” by the Internal Revenue Code. Pursuant to their award agreements under the 2021-2024 Retention Plan, Messrs. Abrahams and Cohen are eligible for reimbursement for a gross-up payment for any excise taxes payable pursuant to Sections 280G and 4999 of the Internal Revenue Code arising as a result of the receipt of benefits and payments under the 2021-2024 Retention Plan (and any federal, state and local taxes applicable to such gross-up payment (including any penalties and interest)). For Messrs. Abrahams and Cohen, this column includes the estimated amount of reimbursement for excise taxes payable pursuant to Sections 280G and 4999 of the Internal Revenue Code arising as a result of the receipt of benefits and payments under the 2021-2024 Retention Plan as a result of the applicable triggering event, and such estimated amount is based on the assumptions noted above for the expected amounts payable in respect of Messrs. Abrahams and Cohen’s Appreciation Units upon the applicable triggering event. The estimates of “excess parachute payments” for purposes of these calculations do not take into account any mitigation for payments which could be shown (under the facts and circumstances) not to be contingent on a change in control or for any payments being made in consideration of noncompetition agreements or as reasonable compensation. Based on the assumptions noted above, Mr. Abrahams would not be subject to an excise tax payable pursuant to Sections 280G and 4999 of the Internal Revenue Code arising as a result of the receipt of benefits and payments under the 2021-2024 Retention Plan as a result of the applicable triggering event occurring on December 31, 2020.

Equity Incentive Award Plans

2020 Incentive Award Plan

On May 26, 2020 and May 28, 2020, our board of directors and sole stockholder, respectively, approved the 2020 Plan. Under the 2020 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. Our 2020 Plan was amended in October 2020 to increase the share reserve by 14,637 shares from 55,000 shares to a total of 69,637, which amendment was approved by our board of directors and stockholders.

A total of 69,637 shares of our common stock are reserved for issuance under the 2020 Plan as of November 30, 2020. As of November 30, 2020, 14,682 RSUs were outstanding, stock options to purchase 20,000 shares of our common stock were outstanding and 2,107 shares of our common stock remained available for future issuance under the 2020 Plan. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and non-employee directors of any parent, subsidiary or an affiliate thereof, are eligible to receive awards under the 2020 Plan. The 2020 Plan is generally administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2020 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

A total of 69,637 shares of our common stock were available for issuance under the 2020 Plan as of November 30, 2020. In October 2020, our board of directors and stockholders approved an increase to the share reserve under the 2020 Plan by 14,637 shares from 55,000 shares to a total of 69,637 shares. Two days prior to the consummation of this offering, the number of shares available for issuance will be automatically increased by a number of shares of common stock equal to 3.5% of the total number of shares that will be outstanding following the consummation of this offering (calculated on an as-converted basis and after giving effect to the number of shares of common stock to be issued to the public in this offering), or the IPO Increase. Additionally, if, on the first day of the calendar month that contains the first anniversary of the consummation of this offering, and each annual anniversary thereafter through and including such calendar month of 2030, the aggregate number of shares of common stock with respect to which awards may be granted under the 2020 Plan (not including shares that are subject to outstanding awards granted under the 2020 Plan) is less than 3.5% of the total number of shares outstanding on such date, the total number of shares that will be available for issuance will be subject to an annual increase in an amount such that the aggregate share limit (not including shares subject to outstanding awards granted under the 2020 Plan) after such increase is equal to the lesser of (1) 3.5% of the total shares outstanding on such date or (2) such number of shares determined by our board of directors.

We anticipate that, promptly following the pricing of this offering, subject to the approval of our board of directors or an authorized committee thereof, we will grant substantially all of the shares reserved for future issuance under the 2020 Plan as a result of the IPO Increase as equity awards to employees and eligible service providers under the 2020 Plan, of which we anticipate (1) approximately 60% to 70% of the shares will be awarded as stock options at an exercise price equal to the per share price of our common stock in this offering, and (2) approximately 30% to 40% of the shares will be awarded as restricted stock units, or RSUs. We do not anticipate that we will grant any such awards at such time to any of our directors or executive officers.

As of November 30, 2020, no more than 69,637 shares of common stock may be issued upon the exercise of incentive stock options, or ISOs, under the 2020 Plan. In October 2020, our board of directors and stockholders approved an increase to the incentive stock option limit under the 2020 Plan from 55,000 shares to 69,637 shares. Shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2020 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, shares subject to such award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2020 Plan.

Awards

The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, restricted stock, RSUs, stock appreciation rights, or SARs, and other stock or cash-based awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, or any affiliate thereof, if any.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock, which dividends shall only be paid to the extent that the vesting conditions of the underlying award are satisfied. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other stock or cash-based awards. Other stock or cash-based awards are awards of long-term cash bonus awards, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenues or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales- related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Provisions of the 2020 Plan Relating to Director Compensation

The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations. Prior to commencing this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “—Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles, in each case without the participant’s express prior written consent. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2020 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2020 Plan, awards issued under the 2020 Plan shall be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Right of First Refusal

Prior to this offering, before any shares of our common stock may be sold, pledged, assigned, hypothecated, transferred, or otherwise disposed of, pursuant to the 2020 Plan, we had a right of first refusal, or Right of First Refusal, to purchase the shares proposed to be transferred at the price for which the participant proposed to transfer the shares. If we do not purchase all or a portion of the shares of common stock, then the participant may sell or otherwise transfer such shares at the offered price or at a higher price, provided that such sale or other transfer was consummated within sixty days, and provided, further, that any such sale or other transfer was effected in accordance with any applicable laws and the transferee agreed in writing that the provisions of the 2020 Plan and the applicable award agreement and any other applicable agreements governing the shares of common stock to be transferred shall continue to apply to the shares in the hands of such transferee. If the shares are not transferred to the transferee within such sixty-day period, we and/or our assignees shall again be offered the Right of First Refusal before any shares held by the participant may be sold or otherwise transferred.

To the extent permitted by the plan administrator, the transfer of any or all of the shares of common stock during a participant’s lifetime or upon a participant’s death by will or intestacy to the participant’s immediate family or a trust for the benefit of the participant’s immediate family may be exempt from the Right of First Refusal. In such case, the transferee or other recipient could receive and hold the shares of common stock so transferred subject to the provisions of the 2020 Plan (including the Right of First Refusal). In the event that our charter, bylaws and/or a stockholders’ agreement applicable to the shares of common stock contained a right of first refusal with respect to the shares, such right of first refusal applied to the shares of common stock to the extent such provisions were more restrictive than the Right of First Refusal set forth in the 2020 Plan and the Right of First Refusal set forth in the 2020 Plan shall not in any way restrict the operation of our charter, bylaws or the operation of any applicable stockholders’ agreement.

Foreign Participants, Restrictions on Shares, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/ or adjust other terms and conditions of awards, subject to the share limits described above. The 2020 Plan includes an appendix for Israeli taxpayers pursuant to which tax-qualified options may be granted to eligible employees under Section 102 of the Israeli Income Tax Ordinance.

Prior to the consummation of this offering, all awards and shares of our common stock acquired in respect of awards were subject to certain terms and conditions as the plan administrator determined, including, without limitation, restrictions on the transferability of shares, our right to repurchase shares, our right to require that shares of common stock be transferred in the event of certain transactions, tag-along rights, bring-along rights, redemption and co-sale rights and voting requirements.

All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share, provided the exercise price per share of such stock option or SAR is no less than 100% of the fair market value on the date of such action. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the date on which our board of directors adopted the 2020 Plan.

Securities Laws

The 2020 Plan is intended to conform to all provisions of the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2020 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

U.S. Federal Income Tax Consequences

The material U.S. federal income tax consequences of the 2020 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2020 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock options and SARs. A 2020 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2020 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2020 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2020 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted stock and RSUs. A 2020 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2020 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election within 30 days of the date of grant under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other stock or cash-based awards. A 2020 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Employee Stock Purchase Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve an Employee Stock Purchase Plan, or ESPP, the material terms of which, as it is currently contemplated, are summarized below.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, or the Section 423 Component, and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the United States who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations, or Non-Section 423 Component. Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component. The ESPP includes an appendix for Israeli taxpayers pursuant to which tax-qualified options may be granted to eligible employees under Section 102 of the Israeli Income Tax Ordinance.

Shares Available for Awards; Administration. Initially, no shares of our common stock will be reserved for issuance under the ESPP. However, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (1) 1% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (2) such smaller number of shares as is determined by our board of directors, provided that no more than            shares of our common stock may be issued under the ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility. We expect that all of our employees will be eligible to participate in the 2020 ESPP. However, an employee may not be granted rights to purchase stock under our 2020 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights. Stock will be offered under the 2020 ESPP during offering periods. The length of the offering periods under the 2020 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2020 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the 2020 ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the 2020 ESPP in a form acceptable to the 2020 ESPP administrator in lieu of or in addition to payroll deductions.

The 2020 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation, provided that participants will be permitted to make lump sum contributions to the 2020 ESPP during the initial offering period. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions (or contributions) accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2020 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions (and contributions, if applicable) that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2020 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2020 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2020 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2020 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2020 ESPP.

Securities Laws. The 2020 ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2020 Plan.

U.S. Federal Income Taxes. The material U.S. federal income tax consequences of the 2020 ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2020 ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The 2020 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the 2020 ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the 2020 ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Compensation Risk Assessment

In connection with the registration statement of which this prospectus forms a part, management conducted a risk assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten the company. No such plans or practices were identified. Our board of directors has reviewed and agrees with management’s conclusion.

Director Compensation

The following table sets forth information for the year ended December 31, 2020 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2020. Mr. Antokol, the Chairperson of our board of directors, who also served as our Chief Executive Officer, during the year ended December 31, 2020, and continues to serve in that capacity, does not receive any additional compensation for his board service and therefore is not included in the Director Compensation table below. All compensation paid to Mr. Antokol is reported above in the “2020 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)	Total ($)
Marc Beilinson(1)	100,000	(2)	—	100,000
Tian Lin	—		—	—
Wei Liu(1)	—		—	—
Bing Yuan(1)	85,000	(2)	—	85,000

(1)	Messrs. Beilinson and Yuan, and Ms. Liu were appointed to our board of directors on June 27, 2020.
(2)

Amounts reflect fees paid to Messrs. Beilinson and Yuan pursuant to an annual cash retainer of $150,000 for their service on the board and an additional retainer of $50,000 and $20,000 for their service as chair and member of the audit committee, respectively. Mr. Lin and Ms. Liu did not receive any cash compensation for their service on our board in 2020. No non-employee members of our board of directors held outstanding awards as of December 31, 2020.

Post-IPO Director Compensation Program

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation program. The material terms of the non-employee director compensation program are under consideration by our board of directors and have not yet been determined.

Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to any annual limit on non-employee director compensation set forth in the 2020 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Compensation Discussion and Analysis,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest

Equity Plan Stockholders Agreement

We are party to an equity plan stockholders agreement with our controlling stockholder Playtika Holding UK II Limited, Alpha Frontier Limited, Giant Network Group Co., Ltd., Giant Investment Co., Ltd., Playtika Holding UK Limited, Chongqing Cibi, Hazlet Global Limited and Equal Sino Limited, as well as our Chief Executive Officer and Chairperson of the Board Mr. Antokol, our President and Chief Financial Officer Mr. Abrahams, our Executive Vice President, General Counsel and Secretary Mr. Cohen, our Chief Technology Officer Mr. Holtzer, our Executive General Manager, Social Casino Division Mr. Kinberg, our Executive General Manager, Casual Games Division Mr. Aizenberg, our Chief Marketing Officer Mr. Korczak and our Senior Vice President Global Human Resources Ms. Yehudai (such, individuals, the “Employee Stockholders”). Pursuant to the equity plan stockholders agreement, we have a right of first refusal to any shares held by the stockholders party to the agreement. The equity plan stockholders agreement also grants rights to certain holders, including certain tag-along rights in respect of sales of our capital stock by us or certain holders. All of the foregoing rights under the equity plan stockholders agreement shall terminate upon the consummation of this offering.

The equity plan stockholders agreement provides for certain “piggyback” registration rights for the benefit of the Employee Stockholders, which will survive the completion of this offering. The registration rights terminate on the fifth anniversary of the effective date of the registration statement in connection with this offering. See “Description of Capital Stock—Registration Rights” for additional information. In addition, under the equity plan stockholders agreement, each Employee Stockholder granted an irrevocable proxy to Giant Network Group Co., Ltd. or its designee to vote all of such Employee Stockholders’ shares of our common stock at any meeting of the Company’s stockholders. This proxy currently terminates upon the consummation of this offering, but before such termination, it is expected to be extended on substantially similar terms.

Employment Agreement with Related Person

Our Chief Executive Officer and Chairperson of the board of directors’ brother-in-law is employed by our subsidiary, Playtika Ltd. Mr. Antokol’s brother-in-law earned total compensation of $103,430, $173,577 and $223,650 in 2017, 2018 and 2019, respectively. Total compensation includes salary and bonus. The compensation of Mr. Antokol’s brother-in-law is consistent with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Transactions with our Controlling Stockholder and its Affiliates

Borrowings with Alpha Frontier Limited (Cayman) and Giant Investment (HK) Limited

In 2017, we borrowed $92.0 million from Alpha, which is the parent company of our controlling stockholder Playtika Holding UK. The loan accrued interest at a rate of 4.0% per year and had a maturity date in 2019. During 2018, we paid Alpha $24.0 million in connection with the loan.

In 2017, we also loaned $92.0 million to Giant Investment (HK) Limited, or Giant HK, which is a holder of indirect equity interests in Alpha. The loan accrued interest at a rate of 4.0% per year and had a maturity date in 2019. During 2018, we received $24.0 million as repayment for a portion of the loan, from Giant HK.

In August 2019, Alpha and Giant HK agreed on the assignment of the agreement governing these loans and the amount was off-set and the receivable loan balance considered as fully repaid.

Dividend Paid to Playtika Holding UK

In August 2019, we issued a $2.4 billion cash dividend to Playtika Holding UK.

Distribution of LaGuardia Venture Limited Shares

In September 2019, we distributed all of our shares in LaGuardia Venture Limited, or LaGuardia, an investment company which made investments of $400 million in 2018, to Playtika Holding UK.

Employment Agreements

We have entered into employment agreements with certain of our executive officers as more fully described in the section entitled “Compensation Discussion and Analysis—Employment Agreements.”

Director and Officer Indemnification and Insurance

We plan to enter into indemnification agreements with each of our directors and executive officers and have purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”

Stock Option and RSU Grants to Executive Officers and Directors

We have granted stock options and RSUs to our executive officers and certain of our directors as more fully described in the section entitled “Compensation Discussion and Analysis.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 15, 2020, and as adjusted to reflect our sale of, and the sale by the selling stockholder of, common stock in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	the selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to the terms of the equity plan stockholders agreement and any applicable community property laws.

Percentage ownership of our common stock before this offering is based on 977,668 shares of our common stock outstanding as of December 15, 2020. Percentage ownership of our common stock after this offering is based on                  shares of our common stock outstanding as of December 15, 2020, after giving effect to our issuance of shares of our common stock in this offering and the                 -for-one stock split of our common stock, to be effected prior to the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of December 15, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of each beneficial owner is c/o Playtika Ltd. HaChoshlim St 8, Herzliya Pituarch, Israel.

	Shares Beneficially Owned Immediately Prior to This Offering			Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Offered Hereby	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders and Selling Stockholder
Playtika Holding UK II Limited(1)	945,000	96.7%

Directors and Named Executive Officers
Robert Antokol	25,000	2.6%	—
Marc Beilinson	—	—	—
Tian Lin	—	—	—
Wei Liu	—	—	—
Bing Yuan	—	—	—
Craig Abrahams	1,183	*	—
Ofer Kinberg	1,500	*	—
Shlomi Aizenberg	1,500	*	—
Michael Cohen	710	*	—

All directors and executive officers as a group (12 persons)	29,893	3.0%	—

*	Less than 1%.
(1)

Represents 945,000 shares of our common stock held by Playtika Holding UK II Limited, or Playtika Holding UK, a company incorporated in England and Wales. Playtika Holding UK is owned by Alpha Frontier Limited, or Alpha, which is in turn owned by a consortium of investors. Yuzhu Shi indirectly exercises voting and dispositive control over all of the shares of our common stock held by Playtika Holding UK, and all of the equity interests of Playtika Holding UK held by Alpha, through (i) his indirect ownership of 44.32% of the Class A ordinary shares of Alpha and all Class B ordinary shares of Alpha and, (ii) an irrevocable power of attorney granted to an entity controlled by Yuzhu Shi to exercise the voting rights of an additional 31.95% of the Class A ordinary shares of Alpha, which are indirectly beneficially owned by Jing Shi, Yuzhu Shi’s daughter. The Class B ordinary shares of Alpha are the sole class of ordinary shares of Alpha with voting and dispositive power over the equity interests of Playtika Holding UK held by Alpha. Following the consummation of this offering, we expect that an affiliate of Yuzhu Shi will continue to have an irrevocable proxy to vote all shares of our common stock held by the Employee Stockholders, including all of our executive officers, as further described in “Certain Relationships and Related Party Transactions—Equity Plan Stockholders Agreement and Proxy Agreement.” Chau On is the indirect beneficial owner of 21.74% of the Class A ordinary shares of Alpha through her indirect ownership of two entities that together hold 21.74% of the Class A ordinary shares of Alpha. The entities affiliated with Chau On have a contractual right, within 70 days following the first public trading date of our common shares, to cause Playtika Holding UK to distribute to such entities 21.74% of the number of shares of our common stock held by Playtika Holding UK, subject to certain adjustments and limitations, and subject to the entry into a lock-up agreement on terms substantially similar to the lock-up agreement entered into by the selling stockholder, in exchange for the redemption of Class A ordinary shares of Alpha held by such entities. Certain other third party investors own 0.98% of the Class A ordinary shares of Alpha. Yuzhu Shi, Jing Shi and Chau On each disclaim beneficial ownership of our shares except to the extent of their pecuniary interest therein.

If the underwriters exercise their option to purchase additional shares from                  in full, Playtika Holding UK would sell an additional                  shares of common stock. As a result, Playtika Holding UK would own                  shares of common stock, or             % of our outstanding common stock, after this offering. In the event of a partial exercise of the underwriters’ option to purchase additional shares from                 , the shares to be sold by Playtika Holding UK pursuant to the option will be proportionately reduced.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.01 per share, of which:

•	shares shall be designated as common stock; and

•	shares shall be designated as preferred stock.

Common stock

As of September 30, 2020, we had outstanding 977,668 shares of common stock outstanding held by nine stockholders of record. Following this offering, after giving pro forma effect to this offering and the                  -for-one stock split of our common stock, to be effected prior to the closing of this offering, we would have had                shares of common stock outstanding held by nine stockholders of record as of September 30, 2020.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of September 30, 2020, there were no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2020, 20,000 options were outstanding under our 2020 Plan, of which none were vested as of that date. Following this offering, after giving pro forma effect to the                  -for-one stock split of our common stock, to be effected prior to the closing of this offering, we would have had                 options outstanding under our 2020 Plan as of September 30, 2020, of which none would have been vested as of that date.

RSUs

As of September 30, 2020, we had 225 shares of our common stock subject to outstanding RSUs under our 2020 Plan. On October 8, 2020, we issued an additional 14,637 shares of our common stock subject to outstanding RSUs under our 2020 Plan. Following this offering, after giving pro forma effect to the                  -for-one stock split of our common stock, to be effected prior to the closing of this offering, we would have had                 shares of our common stock subject to outstanding RSUs under our 2020 Plan as of October 8, 2020. Our outstanding RSUs vest on a time-based condition, subject to continued service through the vesting date.

Registration Rights

The equity plan stockholders agreement grants the parties thereto, which includes all of our current stockholders and holders of equity awards, certain “piggyback” registration rights (described below) in respect of the “registrable securities” held by them, which securities include (1) any shares of capital stock held by the stockholder or a permitted transferee and (2) any common stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in clause (1).

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the equity plan stockholders agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, following our initial public offering, whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a registration relating solely to the employee benefits plans, (2) a registration relating to the offer and sale of debt securities, (3) a registration relating to a corporate reorganization transaction on Form S-4 or (4) a registration on any registration form that does not permit secondary sales, the stockholders party to the equity plan stockholders agreement will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the equity plan stockholders agreement, we will pay expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The equity plan stockholders agreement also includes customary indemnification and procedural terms.

These registration rights will expire on the fifth anniversary of this offering.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Voting Matters; Requirements for Advanced Notification

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering, will provide that, following a Triggering Event, all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the amended and restated bylaws.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Classified Board

Our amended and restated certificate of incorporation will further provide that, following a Triggering Event, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.

Exclusive Venue

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the Delaware General Corporation Law, as amended, or the DGCL, or the amended and restated bylaws or the amended and restated certificate of incorporation (as it may be amended and/or restated from time to time) or (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. In addition, the foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against our directors and officers.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

We have applied to list our common stock on Nasdaq under the symbol “PLTK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust, Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—General Risks—A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.” Furthermore, although we have applied to have our common stock listed on Nasdaq, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of September 30, 2020, we will have an aggregate of                  shares of our common stock outstanding (or                 shares of our common stock if the underwriters exercise in full their option to purchase additional shares from                 ). Of these shares of our common stock, all of the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares from                 ) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                 shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the applicable lock-up periods under the lock-up agreements described below. Upon expiration of the lock-up periods, we estimate that approximately                  shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Agreements

We and each of our directors and executive officers and the selling stockholder, who will collectively own                  shares of our common stock upon the closing of this offering (based on our shares outstanding as of September 30, 2020), have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus (other than with respect to 50% of the shares of common stock beneficially owned by the selling stockholder, or approximately                  shares, based on our shares held by the selling stockholder upon the closing of this offering), to which such restrictions shall apply for 365 days after the date of this prospectus with respect to such shares) without first obtaining the written consent of either Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriters.”

While substantially all record holders of our common stock, including Playtika Holding UK, are parties to the lock-up agreements with the underwriters referred to above, holders of direct and indirect beneficial interests in the outstanding equity of Playtika Holding UK and Alpha, are not typically subject to any such lock-up agreements or similar restrictions with respect to those equity interests, including Yuzhu Shi. Accordingly, such equityholders may be able to short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their direct and indirect beneficial interests in the outstanding equity of Playtika Holding UK and Alpha at any time after the closing of this offering, which may impact or change the ownership structure of our controlling entities, and thus the composition of our indirect passive or controlling investors, which could adversely impact our stock. Similarly, Yuzhu Shi may permit Playtika Holding UK and Alpha to make distributions of our shares to these indirect equityholders, subject to, during the lock-up period, the entry of such holders into a lock-up agreement substantially similar to the lock-up agreement entered into by Playtika Holding UK, as further described in the section entitled “Underwriters,” and thus those equityholders may become direct holders of, and may elect to sell or transfer, our common stock.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares of our common stock immediately after this offering (or                 shares if the underwriters exercise their option to purchase additional shares from                      in full); or

•	the average weekly trading volume in shares of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options under our 2020 Plan and shares of our common stock issued or issuable under our 2020 Plan. We expect to file the registration statement covering shares offered pursuant to our 2020 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of                 shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we will not become one in the future. Even if we were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

MATERIAL ISRAELI INCOME TAX CONSEQUENCES TO NON-ISRAELI HOLDERS

The following is a brief summary of material Israeli tax consequences concerning the disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. You should consult your own tax advisor concerning the tax consequences of your particular situation. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Israeli Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets either (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, including shares in a non-Israeli corporation the majority of whose assets are located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The majority of our assets may be located in Israel and therefore the disposition of our ordinary shares may impose Israeli capital gains tax on the holder of our ordinary shares, as further described below.

The Israeli tax law distinguishes between a “Real Capital Gain” and an “Inflationary Surplus.” Inflationary Surplus is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, a Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations from the sale of our ordinary shares will be generally subject to a corporate tax rate of 23% (in 2020).

If the majority of our assets is located in Israel, Israeli capital gains tax may apply only to the portion of any Real Capital Gain which equals the percentage of our assets, out of our total assets, which are located in Israel at such time.

A non-Israeli resident who derives capital gains from the sale of shares which were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax on the sale or disposition of the shares so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the

United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares of an Israeli resident corporation by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the twelve month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. Such provision, although referring to disposition of shares of an Israeli resident corporation, might also apply to Israeli capital gains derived from the disposition of shares in a non-Israeli corporation the majority of whose assets are shares in an Israeli company, which may apply to our ordinary shares.

Regardless of whether non-Israeli shareholders may be liable for Israeli income tax on the sale of our ordinary shares, in certain situations the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from Israeli tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of a non-Israeli corporation the majority of whose assets are located in Israel, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
UBS Securities LLC
BofA Securities, Inc.
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Wedbush Securities Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares from                  described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

                     have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock from                     .

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on Nasdaq under the trading symbol “PLTK”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options, including the selling stockholder, have agreed that, without the prior written consent of either Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus or, in the case of 50% of the shares of common stock beneficially owned by the selling stockholder, 365 days after the date of the prospectus (such applicable period, the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or, lock-up securities;

•	with respect to us, file any registration statement with the SEC relating to the offering of any lock-up securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of either Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The lock-up restrictions described in the immediately preceding paragraph applicable to our directors, officers and the selling stockholders are subject to specified exceptions, including the following:

(a)	transactions relating to lock-up securities acquired in open market transactions after the completion of this offering;

(b)	transfers of lock-up securities (i) as a bona fide gift or charitable contribution, (ii) by will, other testamentary document or intestacy, or (iii) to any immediate family member of the lock-up party or to any trust or other legal entity for the benefit of the lock-up party or immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(c)	if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity, controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or as part of a distribution, transfer or disposition by the lock-up party to its stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, members, beneficiaries or other equity holders;

(d)	transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up party;

(e)	transfers of lock-up securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (d) above;

(f)	transfers of lock-up securities by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other final court order;

(g)	transfers of lock-up securities to us from one of our employees, independent contractors or service providers upon death, disability, termination of employment or cessation of services, in each case, of such employee, independent contractor or service provider;

(h)	the exercise of any stock option by or the vesting and settlement of any restricted stock unit of the lock-up party outstanding as of the date hereof or that was granted under an equity incentive plan, stock purchase plan or other equity award plan described herein;

(i)	transfers or other dispositions of shares of common stock to us upon the exercise of stock options outstanding as of the date of this prospectus or that were granted pursuant to a stock incentive plan or stock purchase plan described herein, on a “cashless” or “net exercise” basis;

(j)	transfers or other dispositions of shares of common stock to us, or the withholding of shares of common stock by us, in connection with the exercise of stock options or a vesting event or subsequent settlement (as applicable) of restricted stock awards, restricted stock units, shares issued pursuant to early exercised stock options, or other of our securities, in each case which are outstanding as of the date of this prospectus or were granted pursuant to a stock incentive plan or stock purchase plan described herein, to cover tax withholding obligations or the payment of taxes, including estimated taxes, due in connection with such award;

(k)	transfers of lock-up securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction or series of related transactions that is approved by our board of directors and made to all holders of our capital stock involving a change of control; or

(l)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the applicable restricted period and no filing under the Exchange Act or other public announcement would be required or be voluntarily made during the applicable restricted period, provided that:

•

in the case of any transfer or distribution pursuant to clauses (b) through (f) above, each permitted transferee shall sign and deliver a lock-up agreement on substantially similar terms as applied to the applicable transferor (other than with respect to the application of the 365-day restricted period to 50% of the lock-up securities received by transferees from the selling stockholder under clause (c), if such holders hold less than 1% of the total outstanding shares of our common stock);

•	in the case of any transfer or distribution pursuant to clauses (a), (b), (d) and (e) above, no filing under the Exchange Act or other public announcement would be required or be voluntarily made; and

•

in the case of any transfer or distribution pursuant to clauses (c), (f), (g), (i), (j) and (l), any filing under the Exchange Act or other public report or announcement would clearly indicate the nature and conditions of the transfer or distribution.

The lock-up restrictions applicable to us are subject to certain exceptions.

Either Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC, in its respective sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a Relevant State), no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act(Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable restrictions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure

regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Israel

The shares of our common stock have not been approved or disapproved by the Israel Securities Authority, or the ISA, nor have such shares been registered for sale in Israel. The shares of our common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares of common stock being offered. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the shares common stock may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Dubai International Financial Centre, or DIFC

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, us or the common shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

Our consolidated financial statements as of December 31, 2018 and 2019 and for the three years ended December 31, 2019 appearing in this prospectus and the registration statement of which it forms a part have been audited by Kost Forer Gabbay & Kasierer-Ernst & Young Israel, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You can read our SEC filings, including the registration statement, at the SEC’s website which contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.playtika.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

PLAYTIKA HOLDING CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PLAYTIKA HOLDING CORP.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Playtika Holding Corp. and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

October 16, 2020

We have served as the Company’s auditor since 2016.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars, except for share and per share data)

	December 31,		September 30,
	2018	2019	2020
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$300.5	$266.8	$378.5
Restricted cash	5.1	5.2	5.1
Accounts receivable	99.9	125.7	172.1
Prepaid expenses and other current assets	75.3	79.4	83.9
Loan to related parties	62.0	—	—

Total current assets	542.8	477.1	639.6
Loans to related parties	10.5	—	—
Property and equipment, net	50.8	82.8	96.8
Operating lease right of use assets	—	58.0	64.8
Intangible assets other than goodwill, net	149.9	356.7	331.9
Goodwill	221.1	474.2	479.3
Deferred tax assets, net	39.7	28.2	26.0
Other non-current assets	—	3.3	3.0

Total assets	$1,014.8	$1,480.3	$1,641.4

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Current maturities of long-term debt	$89.8	$137.6	$104.7
Accounts payable	29.7	54.1	35.7
Loan from related party	62.0	—	—
Operating lease liabilities, current	—	10.5	14.5
Accrued expenses and other current liabilities	253.6	351.7	423.2

Total current liabilities	435.1	553.9	578.1
Long-term debt	—	2,319.8	2,237.2
Loan from related party	10.5	—	—
Employee related benefits	80.0	70.2	16.7
Operating lease liabilities, long-term	—	52.4	56.6
Deferred tax liabilities, net	24.5	99.5	94.2

Total liabilities	550.1	3,095.8	2,982.8

Commitments and contingencies (Note 12)
Stockholders’ equity (deficit)
Common stock of U.S. $0.01 par value: 1,000,000 shares authorized; 945,000, 945,000 and 977,668 shares issued and outstanding at December 31, 2018, December 31, 2019 and September 30, 2020 (unaudited), respectively	—	—	—
Additional paid-in capital	205.9	205.9	455.0
Accumulated other comprehensive income (loss)	0.3	(2.9)	6.0
Retained earnings (deficit)	258.5	(1,818.5)	(1,802.4)

Total stockholders’ equity (deficit)	464.7	(1,615.5)	(1,341.4)

Total liabilities and stockholders’ equity (deficit)	$1,014.8	$1,480.3	$1,641.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of U.S. dollars, except for share and per share data)

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Revenues	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0
Costs and expenses
Cost of revenue	348.2	437.0	566.3	415.7	538.7
Research and development expenses	107.7	148.3	210.5	149.7	192.1
Sales and marketing expenses	217.7	293.2	413.7	303.5	367.8
General and administrative expenses	131.8	178.8	199.7	126.5	454.5
Other expense	12.3	0.8	—	—	—

Total costs and expenses	817.7	1,058.1	1,390.2	995.4	1,553.1

Income from operations	333.1	432.6	497.4	404.0	244.9
Interest expense (income) and other, net	(4.7)	1.9	61.1	20.6	149.1

Income before income taxes	337.8	430.7	436.3	383.4	95.8
Provision for income taxes	80.4	92.7	147.4	124.5	79.7

Net income	257.4	338.0	288.9	258.9	16.1
Other comprehensive income (loss)
Change in foreign currency translation adjustment	—	0.3	(3.2)	(7.0)	8.9

Total other comprehensive income (loss)	—	0.3	(3.2)	(7.0)	8.9

Comprehensive income	$257.4	$338.3	$285.7	$251.9	$25.0

Net income per share attributable to common stockholders, basic	$272.38	$357.67	$305.71	$273.97	$16.83

Net income per share attributable to common stockholders, diluted	$272.38	$357.67	$305.71	$273.97	$16.83

Weighted-average shares used in computing net income per share attributable to common stockholders, basic	945,000	945,000	945,000	945,000	956,446

Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	945,000	945,000	945,000	945,000	956,457

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In millions of U.S. dollars, except for share data)

	Share Capital			Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total stockholders’ equity (deficit)
	Shares	Amount
Balances at January 1, 2017	945,000	$	*	$205.9	$—	$63.1	$269.0
Net income	—		—	—	—	257.4	257.4

Balances at December 31, 2017	945,000		*	205.9	—	320.5	526.4
Net income	—		—	—	—	338.0	338.0
Dividend distribution	—		—	—	—	(400.0)	(400.0)
Other comprehensive income	—		—	—	0.3	—	0.3

Balances at December 31, 2018	945,000		*	205.9	0.3	258.5	464.7
Net income	—		—	—	—	288.9	288.9
Dividend distribution	—		—	—	—	(2,365.9)	(2,365.9)
Other comprehensive loss	—		—	—	(3.2)	—	(3.2)

Balances at December 31, 2019	945,000		*	205.9	(2.9)	(1,818.5)	(1,615.5)
Net income (unaudited)	—		—	—	—	16.1	16.1
Stock-based compensation (unaudited)	—		—	264.8	—	—	264.8
Issuance of stock upon vesting of RSUs (unaudited)	32,668		*	—	—	—	—
Shares withheld for tax withholdings (unaudited)	—		—	(15.7)	—	—	(15.7)
Other comprehensive income (unaudited)	—		—	—	8.9	—	8.9

Balances at September 30, 2020 (unaudited)	977,668	$	*	$455.0	$6.0	$(1,802.4)	$(1,341.4)

	Share Capital			Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
	Shares	Amount
	(Unaudited)
Balances at January 1, 2019	945,000	$	*	$205.9	$0.3	$258.5	$464.7
Net income (unaudited)	—		—	—	—	258.9	258.9
Dividend distribution	—		—	—	—	(2,357.7)	(2,357.7)
Other comprehensive loss (unaudited)	—		—	—	(7.0)	—	(7.0)

Balances at September 30, 2019 (unaudited)	945,000	$	*	$205.9	$(6.7)	$(1,840.3)	$(1,641.1)

*	- represents an amount less than $0.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars)

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Cash flows from operating activities
Net income	$257.4	$338.0	$288.9	$258.9	$16.1
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	9.6	17.5	23.6	17.4	26.7
Amortization of intangible assets	17.1	20.2	49.4	32.8	58.3
Stock-based compensation	—	—	—	—	264.8
Change in deferred taxes, net	5.2	(5.2)	40.8	45.1	(4.4)
Loss (gain) from foreign currency	(1.6)	2.5	1.8	(1.1)	2.0
Non-cash lease expenses	—	—	4.9	3.7	1.4
Amortization of loan discount	—	—	10.3	3.1	11.5
Impairment of intangible assets	12.3	0.8	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(35.4)	4.9	(15.4)	(47.7)	(46.4)
Prepaid expenses and other current assets and interest receivable from related parties	(24.9)	(19.6)	(2.4)	(9.2)	(0.4)
Accounts payable	7.9	4.6	8.0	0.7	(18.3)
Accrued expenses and other current liabilities and accrued interest to related party	121.4	89.1	82.0	8.9	22.2

Net cash provided by operating activities	369.0	452.8	491.9	312.6	333.5

Cash flows from investing activities
Purchase of property and equipment	(15.7)	(41.1)	(55.3)	(28.3)	(41.7)
Proceeds from sale of property and equipment	0.3	0.3	0.1	—	—
Capitalization of internal use software costs	(5.1)	(5.8)	(17.2)	(12.7)	(22.0)
Purchase of intangible assets	—	(10.1)	(19.9)	(7.3)	(6.3)
Loan (given to) repaid by related party	(92.0)	24.0	—	—	—
Payments for business combinations, net of cash acquired	(43.4)	(179.2)	(422.7)	(408.6)	—
Short-term bank deposits, net	(70.0)	70.0	—	—	—
Other investing activities	—	—	(1.5)	(1.5)	—

Net cash used in investing activities	(225.9)	(141.9)	(516.5)	(458.4)	(70.0)

Cash flows from financing activities
Proceeds from bank borrowings	—	89.6	5,031.9	—	—
Repayments on bank borrowings	—	—	(2,672.6)	(89.6)	—
Borrowings under revolving credit facility	—	—	—	—	250.0
Repayment of term loan and revolving credit facility	—	—	—	—	(377.1)
Proceeds from bridge loan, net	—	—	—	2,573.4	—
Loan received from (repaid to) related party	92.0	(24.0)	—	—	—

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Tax withholdings on stock-based payments	—	—	—	—	(15.7)
Payment of deferred offering costs	—	—	—	—	(0.6)
Net cash out flow on acquisition of non-controlling interest	—	(3.0)	—	—	(4.9)
Distribution to the shareholder	—	(400.0)	(2,365.9)	(2,357.7)	—

Net cash provided by (used in) financing activities	92.0	(337.4)	(6.6)	126.1	(148.3)

Effect of foreign exchange rate changes on cash and cash equivalents	1.6	(2.5)	(2.4)	0.4	(3.6)

Net change in cash, cash equivalents and restricted cash	236.7	(29.0)	(33.6)	(19.3)	111.6
Cash, cash equivalents and restricted cash, beginning of the year	97.9	334.6	305.6	305.6	272.0

Cash, cash equivalents and restricted cash, end of the year	$334.6	$305.6	$272.0	$286.3	$383.6

Supplemental disclosure of cash flow information
Cash paid for income taxes	$75.9	$86.5	$62.8	$47.7	$54.6
Cash paid for interest	$—	$0.2	$47.6	$0.7	$139.2
Cash received for interest	$—	$4.2	$1.5	$—	$—
Non-cash financing and investing activities
Lease asset additions	$—	$—	$17.7	$17.8	$17.0
Deferred unpaid offering costs	$—	$—	$—	$—	$1.5

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars unless specified otherwise)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business and organization

Playtika Holding Corporation (“Playtika”) and its subsidiaries (together with Playtika, the “Company”) is one of the world’s leading developers of mobile games creating fun, innovative experiences that entertain and engage its users. It has built best-in-class live game operations services and a proprietary technology platform to support its portfolio of games which enable it to drive strong user engagement and monetization. The Company’s games are free-to-play, and the Company seeks to provide novel, curated in-game content and offers to its users, at optimal points in their game journeys to drive user engagement and monetization.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include Playtika and all subsidiaries in which the Company has a controlling financial interest. Control generally equates to ownership percentage, whereby (i) affiliates that are more than 50% owned are consolidated; (ii) investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method where the Company has determined that it has significant influence over the entities; and (iii) investments in affiliates of 20% or less are generally accounted for using the cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying financial statements, and all intercompany balances and transactions have been eliminated in the consolidation.

During September 2019, the Company distributed all of its shares in LaGuardia Venture Limited (“LaGuardia”), an investment company which invested in 2018 a total amount of $400 million, to its stockholder as a distribution to the stockholder. Since the Company and LaGuardia are in dissimilar businesses, had been managed and financed historically as if they were autonomous and had no common facilities and costs, are operated and financed autonomously and do not have material financial commitments, guarantees, or contingent liabilities to each other following the spin–off, these financial statements retroactively reflect the omission of LaGuardia as if the Company never had an investment in LaGuardia. The carrying amount of the Company’s investment in LaGuardia at the date of the spin-off transaction was recorded as a distribution to the stockholder.

The elimination of LaGuardia had no effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2019, and had an immaterial effect on the Company’s consolidated statements of comprehensive income for the years ended December 31, 2017 and 2018. Had this investment been included in the balance sheets as of December 31, 2018 and 2019, it would have represented 28% and 21%, respectively, of the consolidated total assets in the consolidated balance sheets.

Unaudited interim consolidated financial statements

The accompanying interim consolidated balance sheet as of September 30, 2020, the interim consolidated statements of comprehensive income, cash flows and stockholders’ equity (deficit) for the nine months ended September 30, 2019 and 2020 and the related notes to such interim consolidated financial statements are unaudited. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2020 and the Company’s consolidated comprehensive income and cash flows for the nine months ended

September 30, 2019 and 2020. The Company’s consolidated comprehensive income and cash flows for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant factors, assumptions, and methodologies used in estimating fair value of the Company’s equity (unaudited)

The valuation of the Company’s equity considers a number of objective and subjective factors that it believes market participants would consider, including (a) the Company’s business, financial condition, and results of operations, including related industry trends affecting its operations; (b) its forecasted operating performance and projected future cash flows; (c) the liquid or illiquid nature of its common stock; (d) the rights and privileges of its common stock; (e) market multiples of its most comparable public peers; and (f) market conditions affecting its industry.

The Company, with the assistance of third-party valuation experts, used a combination of the income approach (the discounted cash flow method) and the market approach (a combination of the guideline public company method and the guideline transaction method) to estimate its equity value in connection with its stock-based compensation program discussed below. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenue and costs. The guideline public company method estimates the value of a company by applying market multiples of publicly traded companies in the same or similar lines of business to the results and projected results of the company being valued. The guideline transaction method estimates the value of a company by applying valuation multiples paid in actual transactions for comparable public and private companies.

As of the valuation date, financial forecasts were prepared and used in the computation of the estimated fair value of the Company’s equity using both the market and income approaches. The financial forecasts were based on assumed revenue growth rates and operating margin levels that considered past experience and future expectations. The assumed risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates.

The values derived under the market and income approaches were used to determine an initial estimated fair market value of the Company’s equity. The initial estimated value was then subjected to a discount for the lack of marketability based on the impediments to liquidity as a result of the Company’s status as a private company, including the lack of publicly available information and the lack of a trading market.

There is inherent uncertainty in the Company’s forecasts and projections, and if different assumptions and estimates had been made than those described previously, the amount of the equity valuation and stock-based compensation expense could have been materially different.

Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, restricted cash, accounts receivable and other receivables. Substantially all of the Company’s cash and cash equivalents are maintained with three financial institutions with high credit standings. The Company performs periodic evaluations of the relative credit standing of these institutions.

The Company’s accounts receivable are derived mainly from sales to three main platforms located primarily in North America. Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company performs ongoing credit evaluations of its customers.

Apple, Facebook and Google are significant distribution, marketing, promotion and payment platforms for the Company’s games. A significant portion of the Company’s revenues has been generated from players who accessed the Company’s games through these platforms.

The following table summarizes the major accounts receivable of the Company as a percentage of the total accounts receivable:

	December 31,		September 30,
	2018	2019	2020
	%
			(Unaudited)
Apple	38	34	52
Google	31	31	24
Facebook	20	20	10

Financial statements in United States dollars

The currency of the primary economic environment in which the operations of Playtika and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the functional currency of Playtika and certain subsidiaries.

Playtika and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those consolidated subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at period-end exchange rates and statement of income items are translated at average exchange rates prevailing during the period. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and are stated at the lower of cost or market value.

Restricted cash

Restricted cash primarily consists of deposits to secure obligations under the Company’s operating lease agreements and to secure company-issued credit cards.

Property and equipment, net

The Company states property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets or, in the case of leasehold improvements, the lease term of the respective assets, whichever is shorter.

The depreciation periods for the Company’s property and equipment are as follows:

Useful life
Computer equipment	3 to 5 years
Furniture and equipment	4 to 7 years
Vehicles and aircraft	3 to 7 years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Software development costs

The Company reviews internal use software development cost associated with infrastructure and new games or updates to existing games to determine if the costs qualify for capitalization. The development costs incurred during the application development stage that are related to infrastructure are capitalized. Internal use software is included in intangible assets, net in the consolidated balance sheets. Capitalization of such costs begins when the preliminary project stage for the software is completed and ceases when the project is substantially complete and is ready for its intended purpose. With respect to new games or updates to existing games, studio teams follow an agile development process, whereas the preliminary project stage remains ongoing until just prior to worldwide launch, at which time final feature selection occurs. As such, the development costs are expensed as incurred to research and development in the consolidated statement of comprehensive income.

Capitalized internal use software costs were approximately $5.1 million, $5.8 million and $17.2 million during the years ended December 31, 2017, 2018 and 2019, respectively. The estimated useful life of costs capitalized is generally three years. During the year ended December 31, 2019, the amortization of capitalized software costs totaled approximately $0.3 million. There was no amortization of internal use software recorded during the years ended or December 31, 2017 or 2018.

Business combination

The Company accounts for business combinations by applying the provisions of ASC 805, Business Combination, and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the tangible and intangible assets acquired and the liabilities assumed. Under ASC 350, Intangible - Goodwill and Other (“ASC 350”), goodwill is not amortized, but rather is subject to an annual impairment test.

The Company tests goodwill for impairment as of October 1 of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, the Company has determined that it has one reporting unit. The Company’s test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds its carrying value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value.

Intangible assets other than goodwill, net

Other intangible assets are amortized over their estimated useful lives using the straight-line method, using the following ranges of useful lives:

Useful life
Developed games and acquired technology	3 to 10 years
Trademarks and user base	1 to 5 years
Internal use software	3 years

Impairment of long-lived assets

The Company’s long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company’s use of the assets and significant negative industry or economic trends.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with ASC 360. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, significant negative industry or economic trends, and a significant decline in the Company’s stock price for a sustained period of time. The Company recognizes impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or a discounted cash flow analysis.

Revenue recognition

The Company primarily derives revenue from the sale of virtual items associated with online games. The Company distributes its games to the end customer through various web and mobile platforms such as Apple, Facebook, Google, and other web and mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency which is redeemed in the game for virtual goods, or players can purchase virtual goods directly (collectively referred to as virtual items) to enhance their game-playing experience.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-application purchase satisfies the ASC 606 criterion for creating a contract.

Players can pay for their virtual item purchases through various widely accepted payment methods offered in the games. Payments from players for virtual items are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations and cannot be redeemed for cash nor exchanged for anything other than game play within the Company’s games. The purchase price is a fixed amount which reflects the consideration that the Company expects to be entitled to receive in exchange for use of virtual items by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual items, has control over the content and functionality of games and has the discretion to establish the virtual items’ prices. Therefore, the Company is the principal and, accordingly revenues are recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company’s performance obligation is to display the virtual items within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

The Company categorizes its virtual items as either consumable or durable, and the substantial majority of the Company’s games sell only consumable virtual items. Consumable virtual items represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual items, the Company recognizes revenue as the items are consumed (i.e. over time) which is usually up to one month. The Company has determined through a review of game play behavior that players generally do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during game play. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a quarterly basis.

Durable virtual items represent items that are accessible to the player over an extended period of time. The Company sells durable virtual items primarily through games acquired in recent acquisitions. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated average life of the paying player, which is estimated on a game-by-game basis and generally ranges from three months up to one year. The Company estimates the average life of the paying player based on historical paying player patterns and playing behaviors within each of the specific games that offer durable virtual items. The Company monitors its operational data and player patterns and re-assesses its estimates on a quarterly basis.

Deferred revenues, which represent a contract liability, represent mostly unrecognized fees collected for virtual items which are not consumed at the balance sheets date, or for players that are still active in the games.

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method, which was applied to customer contracts that were not completed as of January 1, 2018. In accordance with the modified retrospective transition method, the Company’s results of operations beginning January 1, 2018 are presented in accordance with ASC 606, while prior periods continue to be reported in accordance with the historical revenue recognition guidance under ASC 605. The adoption of ASC 606 had no impact on the Company’s financial statements other than incremental disclosures.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenues or operating expenses.

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, clickthroughs, banner ads and offers. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements established by our advertising service providers, and is generally the product of the number of advertising units delivered (e.g. impressions, offers completed, etc.) and the contractually agreed upon price per unit. Revenue from advertisements and offers are recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements as the advertising service providers maintain the relationship with the customers, control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and control the advertising product through the time the advertisements are displayed in our games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Advertising expenses

Costs for marketing and advertising of the Company’s games are primarily expensed as incurred and are included in the sales and marketing expenses in the Company’s consolidated statements of comprehensive income. Such costs primarily consist of player acquisition costs. Advertising expense was $171.4 million, $233.9 million and $341.4 million in the years ended December 31, 2017, 2018 and 2019, respectively, and $243.3 million and $305.9 million in the nine months ended September 30, 2019 and 2020, respectively (unaudited).

Stock-based compensation expense

The Company has a stock-based compensation program which provides for equity awards including time-based stock options and restricted stock units (“RSUs”). Stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period for the award. The Company records forfeitures as a reduction of stock-based compensation expense as those forfeitures occur.

The Company used the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with stock options. As it does not have a history of market prices for its common stock because the stock is not publicly traded, the Company used observable data for a group of peer companies that grant options with substantially similar terms to assist in developing its volatility assumption. The expected volatility of the stock was determined using weighted average measures of the implied volatility and the historical volatility for the Company’s peer group of companies for a period equal to the expected life of the option. The expected term assumption was derived using the simplified method, which is based on an average between the vesting date and the expiration date of an option. This method was chosen because there was no historical option exercise experience due to the Company being privately held. The weighted-average risk-free interest rate was based on the interest rate for U.S. Treasury bonds. The Company does not anticipate paying cash dividends on its shares of common stock on a go-forward basis. Outstanding stock option grants generally vest over four years, with 25% vesting on each of the four anniversaries of the grant date. The stock options have a contractual term of 10 years. Except as provided in an option agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited.

If factors change and the Company employs different assumptions, stock-based compensation cost on future awards may differ significantly from what the Company has recorded in the past. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that the Company grants additional equity awards to employees or assumes unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.

The Company’s stock-based compensation expense is recorded in the financial statement line item relevant to each of the award recipients, which has primarily been general and administrative expenses in the consolidated statements of comprehensive income. See Note 10, “Stockholders’ Equity (Deficit), Equity Transactions and Stock Incentive Plan” for additional discussion.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under long-term assets and long-term liabilities, respectively.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income. See Note 16, “Income Taxes” for additional discussion.

Net income per share attributable to common stockholders

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net income per share.

Employee related benefits

Appreciation and retention plan

The Company adopted the Playtika Holding Corp. Retention Plan (“the 2017-2020 Plan”) effective as of September 23, 2016 in order to retain key employees and reward them for contributing to the success of the Company. According to the 2017-2020 Plan, appreciation unit awards were granted to selected eligible employees. These units provide the right to receive cash payments for each of the years 2017 through 2020 as a percentage (between 1.5% - 2%) of the Company’s estimated appreciation in value in excess of $4.4 billion. The estimated appreciation in value is calculated based on the Company’s annual adjusted EBITDA (as agreed in the 2017-2020 Plan) multiplied by an agreed upon fixed multiplier.

In addition, an annual retention bonus for each of 2017, 2018, 2019 and 2020, in the amount of $25 million, will be distributed to selected eligible employees of the 2017-2020 Plan.

The value of each unit is amortized into compensation expense using the graded-vesting method, which results in the recognition of compensation costs over the requisite service period for each separately vesting tranche of the units as though the units were, in substance, multiple units awards.

Severance pay

The liability for the Company’s employees in Israel in respect of severance pay is calculated in accordance with Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”). Section 14 states that Company’s contributions for severance pay shall be in line of severance compensation and upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Furthermore, the related obligation and amounts deposited on behalf of such obligation under Section 14, are not stated on the balance sheet, because pursuant to current ruling, they are legally released from obligation to employees once the deposits have been paid.

Severance expense for the years ended December 31, 2017, 2018 and 2019 was $2.5 million, $3.4 million and $4.6 million, respectively.

Fair value of financial instruments

The Company accounts for fair value in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The first two levels in the hierarchy are considered observable inputs and the last is considered unobservable. The carrying value of accounts receivable and payables and the Company’s cash and cash equivalents and restricted cash, approximates fair value due to the short time to expected payment or receipt of cash.

Accounting standards recently adopted by the Company

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory.

The standard became effective for the Company on January 1, 2019. The adoption of the standard using a modified retrospective approach impacted the Company’s consolidated balance sheets due to the recognition of the right-of-use (“ROU” assets and lease liabilities related to the Company’s operating leases. In addition, a material portion of the Company’s leases are denominated in currencies other than the U.S. Dollar, mainly in New Israeli Shekels (“NIS”). As a result, the associated lease liabilities were remeasured using the current exchange rate, which resulted in non-operating foreign exchange losses. The standard did not have a material impact on the Company’s results of operations or cash flows.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward the historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to keep leases with an initial term of twelve months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of comprehensive income on a straight-line basis over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what the Company’s credit rating would be.

As a result of the adoption of Topic 842 on January 1, 2019, the Company recorded at January 1, 2019 operating lease ROU assets and operating lease liabilities of $51.3 million. The adoption did not impact the

Company’s beginning retained earnings, or its prior year condensed consolidated statements of comprehensive income and statements of cash flows. See Note 8, “Leases” for details about the impact from adopting the new lease standard and other required disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. As such, the Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. This new guidance is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. This new guidance did not have a material impact on the Company’s statements of cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This new guidance did not have a material impact on the Company’s statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amended guidance, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. The Company adopted this standard prospectively effective January 1, 2020, and does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance adds, modifies and removes several disclosure requirements relative to the three levels of inputs used to measure fair value in accordance with Topic 820, Fair Value Measurement. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As such, the Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Recently issued accounting standards not yet adopted by the Company

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 25, 2021, and interim periods within fiscal years beginning after December 25, 2022. Early adoption is permitted, including in interim periods. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

NOTE 2. BUSINESS COMBINATIONS

Wooga GmbH

On November 29, 2018, the Company acquired all of the issued and outstanding shares of Wooga GmbH (“Wooga”) for total consideration of $204.1 million in cash. Wooga is a developer of mobile games, including story-driven experiences. The Company acquired Wooga to leverage its story-driven games expertise, assembled workforce and existing mobile games in order to expand the Company’s game offerings into the field of story-driven games.

Upon acquisition, Wooga became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. The assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. The goodwill is attributable to synergies between the Company’s and Wooga respective games. Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated statements of comprehensive income.

The following table summarizes the fair values of the assets acquired and liabilities assumed (in millions):

Consideration
Total consideration	$204.1
Less: Restricted cash acquired	(1.9)
Less: Cash acquired	(13.7)

Total consideration, net of cash acquired	188.5
Working capital adjustments paid in 2019	(9.3)

Consideration paid in 2018	$179.2

Identifiable assets acquired and liabilities assumed
Accounts receivable	$8.5
Other current assets	1.3
Property and equipment	0.8
Intangible assets other than goodwill	126.0
Goodwill	112.4
Deferred tax liabilities, net	(25.8)
Liabilities assumed	(44.0)

Total identifiable assets acquired and liabilities assumed	$179.2

Acquired games included in the above table are being amortized on a straight-line basis over their estimated useful life of seven up to eight years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized. The determination of the fair value of the acquired assets and assumed liabilities was completed in 2019 and there were no measurement adjustments.

Transaction costs incurred by the Company in connection with Wooga acquisition were $5.0 million for the year ended December 31, 2018 and were recorded within general and administrative expenses in the consolidated statements of comprehensive income.

Acquisition of Supertreat GmbH

On January 16, 2019, the Company completed the acquisition of all of the issued and outstanding shares of Supertreat GmbH (“Supertreat”), an Austrian company which owns and operates a Solitaire game, Solitaire

Grand Harvest. The aggregate purchase price consisted of a fixed upfront payment of $90 million and an earnout consideration based on the performance in the twelve month-period after the Transition Period (four months after the closing date) or earlier, at the Company’s sole discretion. The earnout consideration has been capped so that the aggregate purchase price shall not exceed $200 million in the aggregate.

Upon acquisition, Supertreat became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. The assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. The goodwill is attributable to synergies between the Company’s and Supertreat’s respective games.

The following table summarizes the fair values of the assets acquired and liabilities assumed (in millions):

Consideration
Total consideration	$151.2
Less: Cash acquired	(1.9)

Total consideration, net of cash acquired	149.3
Less: Acquisition date fair value of contingent consideration	(3.6)

Consideration paid as of December 31, 2019	$145.7

Identifiable assets acquired and liabilities assumed
Accounts receivable	$2.4
Other current assets	0.1
Property and equipment	0.1
Intangible assets other than goodwill	109.9
Goodwill	66.1
Deferred tax liabilities	(27.5)
Contingent consideration	(3.6)
Liabilities assumed	(1.8)

Total identifiable assets acquired and liabilities assumed	$145.7

Acquired intangible assets included in the above table are being amortized on a straight-line basis over their estimated useful life of eight years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

Transaction costs incurred by the Company in connection with the Supertreat acquisition were approximately $1 million for the year ended December 31, 2019 and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated statements of comprehensive income.

For the year ended December 31, 2019 the Company recorded expenses of $21.4 million with respect to the adjustment of the contingent consideration to estimated fair value. This expense is included within general and administrative expenses in the accompanying consolidated statement of comprehensive income.

Acquisition of Seriously Holding Corp:

On July 30, 2019, the Company completed the acquisition of all the outstanding shares of Seriously Holding Corp. (“Seriously”), a social games company. The upfront consideration is $281.2 million, with the potential for the former shareholders to receive up to an additional $70 million based upon the results of Seriously during 2020.

Upon acquisition, Seriously became a wholly-owned subsidiary of the Company. The acquisition was accounted for as a business combination. The assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. The goodwill is attributable to synergies between the Company’s and Seriously’s respective games.

The following table summarizes the fair values of the assets acquired and liabilities assumed (in millions):

Consideration:
Total consideration	$281.2
Less: Cash acquired	(12.2)

Total consideration, net of cash acquired	269.0
Less: Acquisition date fair value of contingent consideration	(1.3)

Consideration paid as of December 31, 2019	$267.7

Identifiable assets acquired and liabilities assumed
Accounts receivable	$8.0
Other current assets	2.6
Property and equipment	0.3
Intangible assets other than goodwill	111.3
Goodwill	189.4
Deferred tax assets	3.4
Deferred tax liabilities	(22.3)
Contingent consideration	(1.3)
Liabilities assumed	(23.7)

Total identifiable assets acquired and liabilities assumed	$267.7

Acquired intangible asset included in the above table are being amortized on a straight-line basis over their estimated useful life of eight years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized. The determination of the fair value of the acquired assets and assumed liabilities was completed in March 2020 and there were no measurement adjustments.

Transaction costs incurred by the Company in connection with Seriously acquisition, were approximately $1.5 million for the year ended December 31, 2019 and were recorded within general and administrative expenses in the consolidated statements of comprehensive income. Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated statements of comprehensive income.

Other development transactions

During 2017, the Company acquired certain companies primarily to expand the Company’s game portfolio. In the aggregate, the total purchase price for these acquisitions was approximately $43.4 million in cash, net of cash acquired. These acquisitions were not significant, either individually or in the aggregate. The Company has included the financial results of the acquired companies in the consolidated financial statements from their respective acquisition dates, and the results from each of these companies were not individually material to the consolidated financial statements. Based upon the estimated fair values, the Company recorded $3 million of tangible assets, $1 million of liabilities, $25 million of intangible assets other than goodwill, and $17 million of goodwill related to these acquisitions.

During 2018 and 2019, the Company acquired certain technology assets and assembled workforces to expand the Company’s game portfolio and in-house expertise. These acquisitions were not individually or in the aggregate significant. Each of these transactions did not meet the definition of business combinations and were therefore accounted for under other appropriate accounting guidance. For the acquired workforce transactions, the Company recorded an aggregate of approximately $21.8 million and $32.6 million in recruiting expense during the years ended December 31, 2018 and 2019, respectively. These recruiting expenses are included in General and administrative expenses in the consolidated statements of comprehensive income. For the acquisition of the technology assets, the asset purchase agreement was entered into in October 2019. Consideration paid or payable under the asset purchase agreement includes an upfront payment of $5 million, and additional consideration of up to $25 million based upon the achievement of predefined milestones over a maximum period of approximately 28 months following the acquisition date.

In February 2020, the Company acquired an assembled workforce to expand the Company’s game portfolio and in-house expertise for approximately $12.1 million. This acquisition was recorded as expense during the quarter ended March 31, 2020.

In addition, in April 2020 the Company recorded an aggregate of approximately $17.4 million associated with adjusting contingent consideration to its fair value, which includes amounts associated with the early determination of value and settlement of the contingent consideration payable associated with the Company’s acquisition of Seriously in July 2019. For further information regarding changes in contingent consideration during the reported period see Note 11, “Fair Value Measurements”.

The aggregate expense for both of the above items has been included in general and administrative expenses in the accompanying consolidated statements of comprehensive income.

NOTE 3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 2018 and 2019, and at September 30, 2020, are as follows (in millions):

	December 31,		September 30,
	2018	2019	2020
			(Unaudited)
Government authorities	$62.2	$62.7	$56.6
Prepaid expenses	7.6	7.4	12.2
Deferred charges	2.7	4.6	5.4
Other	2.8	4.7	9.7

Total prepaid expenses and other current assets	$75.3	$79.4	$83.9

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2018 and 2019, and at September 30, 2020, are as follows (in millions):

	December 31,		September 30,
	2018	2019	2020
			(Unaudited)
Computer equipment	$66.3	$104.1	$138.3
Furniture and equipment	4.0	9.3	12.5
Vehicles and aircraft	6.1	6.2	6.4
Leasehold improvements	15.2	26.6	29.7

Total property and equipment, gross	91.6	146.2	186.9
Accumulated depreciation	(40.8)	(63.4)	(90.1)

Total property and equipment, net	$50.8	$82.8	$96.8

Depreciation expenses amounted to $9.6 million, $17.5 million and $23.6 million in the years ended December 31, 2017, 2018 and 2019, respectively. Depreciation expenses amounted to $17.4 million and $26.7 million in the nine months ended September 30, 2019 and 2020, respectively (unaudited).

NOTE 5. GOODWILL

Changes in goodwill the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020, were as follows (in millions):

	Year ended December 31,		Nine months ended September 30, 2020
	2018	2019
			(Unaudited)
Balance at beginning of period	$105.6	$221.1	$474.2
Goodwill acquired during the year	115.4	255.5	—
Foreign currency translation adjustments	0.1	(2.4)	5.1

Balance at end of period	$221.1	$474.2	$479.3

As of October 1 of each of the years presented, the Company performed a qualitative assessment for its reporting unit and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required. Accordingly, during the years December 31, 2017, 2018 and 2019, no impairment charge was recognized.

NOTE 6. INTANGIBLE ASSETS OTHER THAN GOODWILL

The carrying amounts and accumulated amortization expense of the acquired intangible assets other than goodwill, net, including the impact of foreign currency exchange translation, at December 31, 2018 and 2019, and at September 30, 2020 were as follows (in millions):

		December 31, 2019		September 30, 2020
	December 31, 2018	Weighted average remaining useful life (in years)	Balance	Weighted average remaining useful life (in years)	Balance
				(Unaudited)
Historical cost basis
Developed games and acquired technology	$223.2	5.1	$462.1	4.5	$473.6
Trademarks and user base	18.9	0.1	19.0	—	19.0
Internal use software	11.0	2.0	28.2	2.8	50.2

	253.1		509.3		542.8

Accumulated amortization
Developed games and acquired technology	(84.5)		(133.4)		(185.3)
Trademarks and user base	(18.7)		(18.9)		(18.9)
Internal use software	—		(0.3)		(6.7)

	(103.2)		(152.6)		(210.9)

Intangible assets other than goodwill, net	$149.9		$356.7		$331.9

Acquisition-related intangibles included in the above table are finite-lived and are being amortized on a straight-line basis over their estimated lives, which approximates the pattern in which the economic benefits of the intangible assets are realized. The Company has included amortization of acquired intangible assets directly attributable to revenue-generating activities in cost of revenue. The Company has included amortization of acquired intangible assets not directly attributable to revenue-generating activities in operating expenses.

During the years ended December 31, 2017 and 2018, the Company recorded an impairment of intangible assets of $12.3 million and $0.8 million, respectively, which is included within other (income) expense in the accompany consolidated statements of comprehensive income (loss). There were no impairments of intangible assets during the year ended December 31, 2019.

During the years ended December 31, 2017, 2018 and 2019, the Company recorded amortization expense in the amounts of $17.1 million, $20.2 million and $49.4 million, respectively. During the periods ended September 30, 2019 and 2020, the Company recorded amortization expense in the amounts of $32.8 million and $58.3 million, respectively (unaudited).

As of September 30, 2020, the total expected future amortization related to intangible assets was as follows (in millions):

Amortization to be included in cost of revenue
(Unaudited)
Remainder of 2020	$28.0
2021	77.8
2022	61.2
2023	40.5
2024 and thereafter	124.4

Total	$331.9

NOTE 7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31, 2018 and 2019, and at September 30, 2020, are as follows (in millions):

	December 31,		September 30, 2020
	2018	2019
			(Unaudited)
Employees and related expenses	$115.8	$119.1	$141.8
Accrued expenses	53.8	100.3	116.5
Tax accruals	63.5	83.8	107.7
Accrued litigation	—	—	37.6
Deferred revenues	10.4	19.4	19.6
Contingent consideration	—	26.3	—
Other	10.1	2.8	—

Total accrued expenses and other current liabilities	$253.6	$351.7	$423.2

NOTE 8. LEASES

The Company’s leases include office buildings for its facilities worldwide, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted. Certain leases include renewal options that are reasonably certain to be exercised by management estimate.

The facilities of the Company are leased under various operating lease agreements, which expire on various dates, the latest of which is December 2030.

Supplemental balance sheet information related to leases is as follows (in millions):

September 30, 2020
(Unaudited)
Operating lease right-of-use assets, gross	$86.2
Accumulated amortization	(21.4)

Operating lease right-of-use assets, net	$64.8

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

September 30, 2020
(Unaudited)
Weighted average remaining lease term (years)	5.9
Weighted average discount rates	3.2%

Total operating lease cost was $12.3 million and cash paid for amounts included in the measurement of operating lease liabilities was $10.2 million during the year ended December 31, 2019. Total rent expense for the years ended December 31, 2017 and 2018 was $5 million and $8 million, respectively.

Total operating lease cost was $8.5 million and $11.8 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited). Cash paid for amounts included in the measurement of operating lease liabilities was $7.7 million and $10.1 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited).

Maturities of lease liabilities are as follows as of September 30, 2020 (unaudited) (in millions):

Remainder of 2020	$4.6
2021	16.4
2022	14.9
2023	11.9
2024 and thereafter	30.1

Total undiscounted cash flows	77.9
Less: imputed interest	(6.8)

Present value of lease liabilities	$71.1

As disclosed in the Company’s financial statements for the year ended December 31, 2018 and under the legacy accounting standard, the following table summarizes the future minimum lease obligations of the Company’s operating leases as of December 31, 2018 (in millions):

2019	$10.9
2020	9.1
2021	8.8
2022	7.8
2023 and thereafter	29.3

Total	$65.9

NOTE 9. DEBT

	December 31, 2019				December 31, 2018
	Maturity	Interest rate(s)	Book value(1)	Face value	Book value
			(In millions of dollars)
December 2018 Credit Agreement	2019	n/a	$—	$—	$89.8
Bridge Loan	2020	n/a	—	—	—
Term Loan	2024	7.736%	2,424.1	2,500.0	—
Revolving Credit Facility	2024	4.986%	33.3	33.3	—

Total debt			2,457.4	2,533.3	89.8
Less: Current portion of long-term debt			(137.6)	(158.3)	(89.8)

Long-term debt			$2,319.8	$2,375.0	$—

Estimated fair value				$2,457.4

		September 30, 2020
		(Unaudited)
		Maturity	Interest rate(s)	Book value(1)	Face value
				(In millions of dollars)
Term Loan		2024	7.072%	$2,341.9	$2,406.3
Revolving Credit Facility		2024	n/a	—	—

Total debt				2,341.9	2,406.3
Less: Current portion of long-term debt				(104.7)	(125.0)

Long-term debt				$2,237.2	$2,281.3

Estimated fair value					$2,409.3

(1)	Book value of debt is net of deferred financing costs of $75.9 million and $64.4 million at December 31, 2019 and September 30, 2020, respectively.

The estimated fair value of the Company’s term loan is based upon the prices at which the Company’s debt traded in the days immediately preceding the balance sheet date. As the trading volume of the Company’s debt is low relative to the overall debt balance, the Company does not believe that the associated transactions represent an active market, and therefore this indication of value represents a level 2 fair value input as defined in Note 1, “Basis of Presentation” above.

Bridge Loan

On August 20, 2019, Playtika entered into a $2,583 million Senior Secured 363-day bridge loan facility (the “Bridge Facility”). The Bridge Facility was scheduled to mature on August 17, 2020, subject to certain events that could have changed the maturity date to July 15, 2020. Debt issuance costs of $9.6 million attributable to the long-term bridge loan was amortized as interest expense over the contractual term of the loan using the effective interest rate.

Concurrent with entering the Bridge Facility, the Company entered into an agreement (the “Takeout Agreement”) with certain lenders (the “Takeout Arrangers”), pursuant to which the Takeout Arrangers agreed to use commercially reasonable efforts to arrange (1) a financing or a securities offering in an aggregate amount of approximately $2,500 million the proceeds of which are to be used to refinance the Bridge Facility (the “Takeout Facility”) and (2) an approximately $250 million senior secured revolving credit facility, in each case, to be provided to or issued by the Company, as applicable, upon the satisfaction of certain conditions.

The Bridge Facility bore interest initially at a rate of LIBOR plus 2.25%, with a floor of 0% for LIBOR. On and after November 18, 2019, the interest rate increased to the greater of (i) LIBOR plus 3.25% and (ii) if the Takeout Facility had been allocated to the market, LIBOR plus the applicable margin that would be in effect under the Takeout Facility. On and after December 1, 2019, if the Takeout Facility had not been allocated to the market and the Takeout Arrangers still held any of the Bridge Facility themselves, the Takeout Arrangers could increase the interest rate on the Bridge Facility to LIBOR plus 5.00%, plus an additional 0.50% if the Company’s public corporate credit rating was less than B1/B+, plus an additional 0.50% if the Company’s public corporate credit rating was less than B2/B.

December 2019 Credit Agreement

On December 10, 2019, the Company entered into new $2,750 million senior secured credit facilities (the “Credit Facilities”), consisting of a $250 million revolving credit facility (the “Revolving Credit Facility”), and a $2,500 million first lien term loan (the “Term Loan”). The Credit Facilities were provided pursuant to a Credit Agreement, dated as of December 10, 2019 (the “Credit Agreement”), by and among Playtika, the lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (in such capacity, the “Collateral Agent”). Proceeds borrowed under the Credit Facilities were used to pay off the outstanding balance on the Bridge Facility. On June 15, 2020, the Company received $100 million of incremental revolving commitments in order to increase the capacity of the Revolving Credit Facility to $350 million.

The Term Loan matures in December 2024 and the Revolving Credit Facility matures in September 2024 and includes a letter of credit sub-facility. The Term Loan requires scheduled quarterly principal payments in amounts equal to 1.25% of the original aggregate principal amount of the Term Loan, with the balance due at maturity.

The Credit Agreement allows Playtika to request one or more incremental term loan facilities, incremental revolving credit facilities and/or increases to the Term Loan or the Revolving Credit Facility in an aggregate amount of up to the sum of (w) $100 million plus (x) the amount of certain voluntary prepayments plus (y) such additional amount so long as, (i) in the case of incremental credit facilities that rank pari passu with the liens on the collateral securing the Credit Facilities, Playtika’s senior secured net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00, (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Credit Agreement, Playtika’s total secured net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00 and (iii) in the case of incremental credit facilities that are unsecured, Playtika’s total net leverage ratio on a pro forma basis would not exceed 2.75 to 1.00 plus (z) $200 million of incremental revolving commitments from and after the occurrence of a qualified initial public offering, in each case, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All future borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, subject to certain exceptions.

December 2019 Credit Agreement Interest and Fees

Borrowings under the Credit Agreement bear interest at a rate equal to, at Playtika’s option, either (a) LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a floor of (i) in the case of the Term Loan, 1.0% and (ii) in the case of the Revolving Credit Facility, 0.0% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by the Administrative Agent and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin.

Such applicable margin shall be (a) with respect to the Term Loan, 6.00% per annum in the case of any LIBOR loan or 5.00% per annum in the case of any base rate loan and (b) in the case of the Revolving Credit

Facility, 3.25% per annum in the case of any LIBOR loan and 2.25% per annum in the case of any base rate loan, subject in the case of the Revolving Credit Facility to two 0.25% step-downs based on Playtika’s senior secured net leverage ratio.

In addition, on a quarterly basis, Playtika is required to pay each lender under the Revolving Credit Facility a commitment fee in respect of any unused commitments under the Revolving Credit Facility in the amount of 0.50% of the principal amount of the daily unused commitments of such lender, subject to step-downs to 0.375% and 0.25% based upon Playtika’s senior secured net leverage ratio. Playtika is also required to pay customary agency fees as well as letter of credit participation fees on outstanding letters of credit.

The Credit Agreement permits voluntary prepayments and requires mandatory prepayments in certain events including among others, 75% (subject to three 25% step-downs based on the Company’s senior secured net leverage ratio) of the Company’s excess cash flow to the extent such amount exceeds $10 million, certain net cash proceeds from non-ordinary asset sale transactions (subject to reinvestment rights, except in the case of certain material intellectual property and material games), and 100% of net proceeds of any issuance of debt (except for debt permitted to be incurred by the Credit Agreement).

December 2019 Credit Agreement Collateral and Guarantors

The borrowings under the Credit Agreement are guaranteed by certain material, wholly-owned restricted subsidiaries of Playtika that are incorporated under the laws of the United States, England and Wales and the State of Israel (subject to exceptions), and are secured by a pledge of substantially all of the existing and future property and assets of Playtika and the guarantors (subject to exceptions), including a pledge of the capital stock of the domestic subsidiaries held by Playtika and the domestic guarantors and 65% (or 100% in the case of certain of the guarantors) of the capital stock of the first-tier foreign subsidiaries held by Playtika and the domestic guarantors, in each case subject to exceptions.

The Credit Agreement requires that Playtika and the guarantors (a) generate at least 80.0% of the EBITDA (as defined in the Credit Agreement) of Playtika and its restricted subsidiaries for the four fiscal quarters most recently ended prior to the end of each fiscal quarter and (b) own all “Material Intellectual Property” (defined as (i) any intellectual property rights consisting of registered trademarks or copyrights subsisting in the name or logo of any game that generates more than 5% of the EBITDA of Playtika and its restricted subsidiaries for the then most recently ended four fiscal quarters and (ii) any intellectual property rights consisting of registered trademarks or copyrights subsisting in the names or logos of certain material games) on the last day of the four fiscal quarters most recently ended prior to the end of each fiscal quarter. If Playtika and the guarantors do not satisfy such requirement, then Playtika must cause sufficient additional subsidiaries (which, subject to certain limitations, may include guarantors located in jurisdictions other than the United States, England and Wales and the State of Israel) to become guarantors in order to satisfy such requirement. As of December 31, 2019, the Company was in compliance with these requirements. Also, as of September 30, 2020, the Company was in compliance with these requirements (unaudited).

December 2019 Credit Agreement Restrictive Covenants

The Revolving Credit Facility includes a maximum first-priority senior secured net leverage ratio financial maintenance covenant of 6.25 to 1.00, which is applicable on the last day of any of the Company’s fiscal quarters on which the aggregate outstanding amount of the Revolving Credit Facility and letters of credit issued under the Revolving Credit Facility (excluding certain undrawn or cash collateralized letters of credit) exceeds 30% of the aggregate amount of the commitments under the Revolving Credit Facility. At December 31, 2019, the Company’s first-priority senior secured net leverage ratio was 3.5 to 1.00. At September 30, 2020, the Company’s first-priority senior secured net leverage ratio was 2.41 to 1.00 (unaudited).

In addition, the Credit Agreement includes negative covenants, subject to certain exceptions, restricting or limiting Playtika’s ability and the ability of its restricted subsidiaries to, among other things: (i) make non-ordinary course dispositions of assets; (ii) make certain mergers and acquisitions; (iii) complete dividends and stock repurchases and optional redemptions (and optional prepayments) of junior lien debt, unsecured debt and subordinated debt; (iv) incur indebtedness; (v) make certain loans and investments; (vi) incur liens and certain fixed charges; (vii) transact with affiliates; (viii) change the business of Playtika and its restricted subsidiaries; (ix) enter into sale/leaseback transactions; (x) allow limitations on negative pledges and the ability of restricted subsidiaries to pay dividends or make distributions; (xi) change the fiscal year and (xii) modify junior lien debt, unsecured debt and subordinated debt documents. Under the Credit Agreement, Playtika may be required to meet specified leverage ratios in order to take certain actions, such as incurring certain debt or liens or making certain investments.

2018 Credit Agreement

On December 4, 2018, the Company entered into a facility agreement (the “Agreement”) with a commercial bank. According to the agreement, the Company can obtain credit from the bank in an amount up to $100 million. The credit facility shall be made available to the Company by way of revolving draw-downs of loans, each for a period of up to one year from the date the draw-down is made available to the Company at the Company’s discretion. The Company shall have the right for early repayment of all or part of the outstanding principal and the accumulated interest under each loan at any time, without paying any prepayment fee or penalty.

Each loan shall bear interest at a rate equal to one-month Libor + 2.8% per annum. If the Libor rate falls below zero, for the purpose of the Agreement, Libor will be deemed to be zero. A non-refundable yearly fee of 0.9% on undrawn amounts will be charged, calculated on a daily basis and payable on a monthly basis on the last day of the applicable calendar month.

The Agreement includes certain non-financial covenants, including, among others, restrictions and limitations in respect of acquisitions, mergers, issuance of securities and other as set in the Agreement.

NOTE 10. STOCKHOLDERS’ EQUITY (DEFICIT), EQUITY TRANSACTIONS AND STOCK INCENTIVE PLAN

Common Stock

The following are the rights and privileges of the Company’s common shares:

Dividends – The holders of outstanding shares of the Company’s common stock are entitled to receive dividends out of funds legally available at the times and in the amounts which its board of directors may determine.

Voting rights – Holders of the Company’s common shares are entitled to one vote per share.

Liquidation – Upon the Company’s liquidation, dissolution or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of the Company’s common shares.

Preemptive or similar rights – None of the Company’s common shares is entitled to preemptive rights or subject to redemption.

Equity Transactions

On May 26, 2020, the Board of Directors of the Company approved an amendment to the Certificate of Incorporation of the Company (the ”Stock Split”) to increase the authorized number of shares of the Company’s common stock from ten (10) shares to one million (1,000,000) shares, to decrease the par value of each share of common stock of the Company from $1.00 per share to $0.01 per share, and to reclassify each share of common stock issued and outstanding immediately prior to the Stock Split into 94,500 shares of common stock. Stock amounts for all periods reported herein were adjusted to reflect the effects of the Stock Split.

Overview of Stock Incentive Plan

On May 26, 2020, the Board of Directors of the Company approved the Playtika Holding Corp. 2020 Incentive Award Plan (the “Plan”). The Plan authorizes the issuance of stock options, restricted stock, restricted stock units (“RSUs”), dividend equivalents, stock appreciation rights, performance bonus awards and other incentive awards. The Plan authorizes the grant of awards to employees, non-employee directors and consultants of the Company and its subsidiaries.

The maximum number of shares of the Company’s common stock for which grants may be made under the Plan is 55,000 shares as of September 30, 2020. As of September 30, 2020, a total of 2,107 shares of the Company’s common stock remained available for grants of awards under the Plan.

Stock Options

The following table summarizes the Company’s stock option activity:

	Stock Options Outstanding	Weighted Average Remaining Term (in years)	Weighted Average Exercise Price	Intrinsic Value (in millions)
Outstanding at January 1, 2020	—
Granted	20,000		$7,481.00
Exercised	—
Cancelled	—
Expired	—

Outstanding at September 30, 2020	20,000	9.8	$7,481.00	$—

Exercisable at September 30, 2020	—	—	$—	$—

There was no stock option activity in 2018 and 2019. The Company will issue new shares of common stock upon exercise of stock options.

The Company uses the Black-Scholes option pricing model to estimate the fair value and compensation cost associated with employee stock options, which is affected by the following assumptions regarding complex and subjective variables. Any changes in these assumptions may materially affect the estimated fair value of the stock-based award.

•	Fair value of common stock - As the Company’s common stocks are not publicly traded, the fair value of common stock was estimated by valuation reports prepared by third-party valuation specialists.

•

Expected volatility - The Company does not have a history of market prices for its common stock because its stock is not publicly traded. The Company estimated volatility of 48.02 percent based on the volatilities exhibited by comparable public companies and the Company’s capital structure and utilized the observable data for a group of peer companies that grant options with substantially similar terms to assist in developing its volatility assumption.

•	Risk-free interest rate - The risk-free interest rate was estimated based on the yield on a 6.25-year U.S. Treasury bonds as of June 26, 2020.

•	Expected term - The Company estimated the expected term based on the average time between the vesting date and expiration date, June 26, 2030, of the proposed equity option awards.

•	Expected dividend yield - The Company does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield was assumed to be zero.

Outstanding stock option grants generally vest over four years, with 25% vesting on each of the four anniversaries of the grant date. The stock options have a contractual term of 10 years. Except as provided in an option agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited.

RSUs

The majority of RSUs granted under the Plan vested immediately. For the remaining RSUs granted under the Plan, 25% vested immediately, and 25% vest on each of the first three anniversaries of the grant date. Except as provided in an award agreement between the Company and the employee, if an employee is terminated (voluntarily or involuntarily), any unvested awards as of the date of termination will be forfeited. RSUs settle for outstanding shares of the Company’s common stock upon vesting.

The following table summarizes the Company’s RSU activity:

	Shares	Weighted Average Grant Fair Value	Total Fair Value of Shares Vested (in millions)
Outstanding at January 1, 2020	—
Granted	35,000	$7,481.00
Vested	(34,775)	$7,481.00	$260.1
Cancelled	—

Outstanding at September 30, 2020	225	$7,481.00

There was no RSU activity in 2018 and 2019.

Stock-Based Compensation

The following table summarizes stock-based compensation costs by award type (in millions):

Nine months ended September 30, 2020
(Unaudited)
Stock options	$4.5
RSUs	260.3

Total stock-based compensation costs	$264.8

There were no stock-based compensation costs in 2018 and 2019.

As of September 30, 2020, the Company’s unrecognized stock-based compensation expenses related to stock options was approximately $64.1 million, which are expected to be recognized over a period of 3.75 years. As of September 30, 2020, the Company’s unrecognized stock-based compensation expenses related to unvested RSUs was approximately $1.5 million, which are expected to be recognized over a period of 2.75 years.

NOTE 11. FAIR VALUE MEASUREMENTS

The Company’s assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (discount rate) and Level 3 (forecasted cash flows) inputs. See Note 5, “Goodwill” and Note 6, “Intangible Assets Other Than Goodwill” for more information on the assessment for impairment of goodwill and of intangible assets other than goodwill, respectively.

The Company’s financial liabilities measured at fair value on a recurring basis consisted of the following (in millions):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Contingent consideration payable	$—	$—	$26.3	$26.3

As of September 30, 2020, the Company had no financial assets or liabilities measured at fair value.

The change in fair value of contingent consideration payable valued using significant unobservable inputs (Level 3) consisted of the following (in millions):

Balance as of January 1, 2019	$—
Recorded in connection with acquisition transactions	4.9
Fair value adjustments based upon post-acquisition performance	21.4

Balance as of December 31, 2019	26.3
Fair value adjustment (unaudited)	17.4
Payments (unaudited)	(43.7)

Balance as of September 30, 2020 (unaudited)	$—

In April 2020, the Company reached an agreement with the former shareholders of Seriously Holding Corp. (“Seriously”) on the early determination of value and settlement of the contingent consideration payable following the Company’s acquisition of Seriously in July 2019. The impact of this agreement has been recorded within the fair value adjustments for the nine months ended September 30, 2020 (unaudited).

The Company has not elected the fair value measurement option available under U.S. GAAP for any of its assets or liabilities that meet the option for this criteria.

As of December 31, 2018, the Company had no financial assets or liabilities measured at fair value.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Litigation

In December 2016, a copyright lawsuit was filed against Wooga GmbH (a subsidiary of Playtika) in the regional court of Berlin, Germany. The Plaintiff is suing for additional remuneration to his contributions for a storyline provided for two of Wooga’s games and alleged reuse of parts of that storyline in one of Wooga’s other games. As of September 30, 2020, the Company has recorded in its financial statements a reserve based upon its best estimate outcome. It is possible that any final amounts payable in connection with this lawsuit could exceed the Company’s currently reserved best estimate.

In April 2018, a putative class action lawsuit, Sean Wilson, et al. v. Playtika LTD, Playtika Holding Corp. and Caesars Interactive Entertainment, Inc. was filed against the Company in federal district court that is directed against certain of its social casino games, including Caesars Slots, Slotomania, House of Fun and Vegas Downtown Slots. The plaintiff alleged three causes of action, including that the Company’s social casino games violate Washington State gambling laws, violate Washington State consumer protection laws and a claim of unjust enrichment. The plaintiff sought certification of a class action, monetary damages and injunctive relief. In August 2020, the Company entered into a settlement agreement, which remains contingent on final court approval, to settle the Sean Wilson litigation. Under the terms of the settlement, which will take effect only after final court approval of the proposed class settlement, the Company and CIE will pay a combined total of $38.0 million into a settlement fund and all members of the settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit. In August 2020, the court granted preliminary approval of the settlement agreement. As of September 30, 2020, the Company recorded the amount of settlement in general and administrative expenses in the consolidated statement of comprehensive income.

In November 2013, the Company’s subsidiary, Playtika, Ltd., sent an initial demand letter to Enigmatus s.r.o., a game developer in the Czech Republic, which owns various U.S. trademark registrations that resemble the Company’s Sloto-formative trademark names, demanding that it cease use of the trademark Slotopoly. In response, Enigmatus s.r.o. asserted that it was the owner of the Sloto-formative trademarks and denied that its game title infringed the Company’s trademarks. Enigmatus s.r.o. applied to register one of the Company’s trademarks in the United Kingdom and European Union, and the Company successfully opposed its applications. In December 2016, Enigmatus s.r.o., filed a trademark infringement lawsuit, Enigmatus, s.r.o. v. Playtika LTD and Caesars Interactive Entertainment, Inc., against Playtika, Ltd. and Caesars Interactive Entertainment LLC in the Federal Court of Canada asserting that the Company’s use of the Slotomania trademarks violates its proprietary and trademark rights. The plaintiff sought injunctive relief and monetary damages. Pleadings have been exchanged and the lawsuit is in the discovery stage. No trial date has been scheduled. The Company has defended this case vigorously and will continue to do so. As the case is in preliminary stages, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

NOTE 13. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following tables provide information about disaggregated revenue by geographic location of the Company’s players and type of platform (in millions):

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Geographic location
USA	$789.5	$1,033.7	$1,314.8	$981.1	$1,274.5
EMEA	129.9	169.4	263.1	190.0	251.1
APAC	140.8	165.8	172.0	132.4	151.1
Other	90.6	121.8	137.7	95.9	121.3

Total	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0

Platform type
Mobile	$796.8	$1,069.9	$1,475.8	$1,091.0	$1,446.1
Web	354.0	420.8	411.8	308.4	351.9

Total	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0

Revenues through third-party platforms and through the Company’s own proprietary platforms were as follows (in millions):

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
(In millions)				(Unaudited)
Revenues
Third-party platforms	1,105.0	1,379.2	1,684.3	1,254.0	1,549.4
Internal proprietary platforms	45.8	111.5	203.3	145.4	248.6

Total revenues	$1,150.8	$1,490.7	$1,887.6	$1,399.4	$1,798.0

Contract balances

Payments from players for virtual items are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify the payment terms. These payments are collected by platform providers or payment processors and remitted to the Company generally within 45 days after deducting platform or clearing fees. The Company’s right to receive the payments collected by the platform providers or payment processors is recorded as an accounts receivable as the right to receive payment is unconditional. Deferred revenues, which represent a contract liability, represent mostly unrecognized fees billed for virtual items which have not yet been consumed at the balance sheet date. Platform fees paid to platform providers or payment processors and associated with deferred revenues represent a contract asset. Balances of the Company’s contract assets and liabilities are as follows (in millions):

	December 31,		September 30,
	2018	2019	2020
			(Unaudited)
Accounts receivable	$99.9	$125.7	$172.1
Contract assets (1)	2.7	4.6	5.4
Contract liabilities (2)	10.4	19.4	19.6

(1)	Contract assets are included within prepaid expenses and other current assets as “deferred charges” in the Company’s consolidated balance sheets.
(2)	Contract liabilities are included within accrued expenses and other current liabilities as “deferred revenues” in the Company’s consolidated balance sheets.

During the year ended December 31, 2019, the Company recognized all of its contract liabilities balance as of December 31, 2018.

Unsatisfied Performance Obligations

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

NOTE 14. APPRECIATION AND RETENTION PLANS

The Company recognized compensation expenses related to retention bonus and appreciation unit awards under the 2017-2020 Plan of $107.1 million, $112.7 million and $72.7 million during the years ended on December 31, 2017, 2018 and 2019, respectively. The Company recognized aggregate compensation expenses in respect of both retention awards and appreciation unit awards in amount of $55.6 million and $51.3 million during the nine months ended September 30, 2019 and 2020, respectively (unaudited).

In addition to awards under the 2017-2020 Plan, the Company has granted retention awards to key individuals associated with acquired companies as an incentive to retain those individuals on a long-term basis. The Company recognized compensation expenses associated with these development-related retention payments of $0.7 million, $17.1 million and $18.4 million for the years ended December 31, 2017, 2018 and 2019, respectively.

In August, 2019, the Board approved the Playtika Holding Corporation 2021-2024 Retention Plan (the “2021-2024 Plan”). Under the 2021-2024 Plan, eligible employees may be granted retention units that let them receive their pro rata portion of a retention pool of $25 million per year for each of the plan years, and may also be granted appreciation units which allow the employee to receive their pro-rata portion of an appreciation pool calculated as a specified percentage of Adjusted EBITDA in each of the plan years, determined as follows:

For 2021, (A) 14% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

For 2022, (A) 14.5% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

For each of 2023 and 2024, (A) 15.0% of the 2021-2024 Retention Plan Adjusted EBITDA for such calendar year, less (B) $25,000,000.

Initial awards were granted under the 2021-2024 Retention Plan in August 2019, with subsequent awards to employees or consultants hired or retained after such date granted at the discretion of the administrator.

For certain participants in the event of the participant’s termination without cause or resignation for good reason, or termination by reason of death or disability, he or she will be eligible to receive a lump sum cash payment equal to his or her proportionate share (based on the number of retention units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, which amount shall be paid in cash within 60 days following the date of termination. In the event of such a termination, such participant will also remain eligible to receive payments in respect of his or her appreciation units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other appreciation unit holders.

For all other participants, in the event of termination due to death or disability on or after January 1, 2021, but prior to December 31, 2024, the participant will receive a payment in respect of his or her proportionate share (based on the number of retention units outstanding and eligible for payment as of such date) of the unpaid portion of the total retention pool for the remaining term of the 2021-2024 Retention Plan as of the date of termination, pro-rated for the portion of the period between January 1, 2021 and December 31, 2024 that has elapsed prior to termination, payable within 60 days following termination. In addition, the participant will retain the right to receive payments for a pro-rated portion of his or her appreciation units for all vesting dates that have not yet occurred prior to the date of such termination, which payments will be made as and when such payments are made to other appreciation unit holders.

All payments triggered by a termination of employment or service will be subject to the execution of a general release of claims in favor of the company. If a participant terminates service for any reason other than as described above, the participant will immediately forfeit all unvested retention units and appreciation units.

NOTE 15. INTEREST EXPENSE AND OTHER, NET

Interest expense and other, net for the years ended December 31, 2017, 2018 and 2019, and the nine months ended September 30, 2019 and 2020, are as follows (in millions):

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Interest expense	$—	$0.5	$61.6	$18.7	$150.5
Interest income	(1.5)	(5.2)	(1.5)	(1.5)	(0.1)
Foreign currency translation differences, net	(2.8)	5.9	0.3	3.2	(2.0)
Other	(0.4)	0.7	0.7	0.2	0.7

Total interest expense and other, net	$(4.7)	$1.9	$61.1	$20.6	$149.1

NOTE 16. INCOME TAXES

Domestic taxation (U.S.)

On December 22, 2017 the Tax Cuts and Jobs Act (“the Tax Act”) was signed into law, providing for significant and wide-ranging changes to the taxation of corporations. Beginning January 1, 2018, the 2017 Tax Act reduced the U.S. federal corporate tax rate from 35% to 21%. The Tax Act added a new code section 951A, which requires a U.S. shareholder of a Controlled Foreign Corporation (“CFC”) to include in current taxable income, its Global Intangible Low-Taxed Income (“GILTI”) in a manner similar to Subpart F income. The statutory language also allows a deduction for corporate shareholders equal to 50% of the GILTI inclusion, which would be reduced to 37.5% starting in 2026. In general, GILTI imposes a tax on the net income of foreign corporate subsidiaries in excess of a deemed return on their tangible assets. The Company is subject to GILTI for 2018, 2019, and future periods. The Company has elected to account for the income tax effects of GILTI as a “period cost,” or an income tax expense in the year the tax is incurred.

Foreign Taxation

Israeli taxation

The Company believes that its Israeli subsidiaries qualify as a Preferred Technology Enterprise, a special tax track, under the Israeli Investment Law, 5719-1959 (the “Investment Law”) and accordingly are eligible for a reduced corporate tax rate of 12% on their preferred technology income, as defined in the Investment Law, beginning from tax year 2017 and onwards. The Company expects that its Israeli subsidiaries will continue to qualify as a Preferred Technology Enterprise in subsequent tax years.

Income not eligible for Preferred Technology Enterprise benefits is taxed at the regular corporate tax rate, which was 24% in 2017 and has remained at 23% since 2018 and after.

Other foreign subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Net operating loss carry-forwards

The Company has net operating loss carryforwards in certain jurisdictions, including Israel, Germany and Finland of $34.0 million, $47.8 million, and $17.2 million, respectively. The NOLs in Israel and Germany are indefinite, while the NOLs in Finland will expire from 2024 through 2029.

The Company’s income tax return is subject to examination by federal, state and non-U.S. tax authorities. The 2016-2018 U.S. federal income tax filings are currently open tax years available for examination by the IRS. U.S. state tax jurisdictions have statutes of limitation generally ranging from three to five years, with the earliest open tax year for the Company being 2015. Years still open to examination by tax authorities in Israel, which is the main jurisdiction other than the U.S. are 2015-2018. The Israeli tax authorities are currently examining the open tax years mentioned above.

Deferred tax assets and liabilities

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2018	2019
Deferred tax assets
Net operating loss carry-forwards	$14.4	$22.2
Accrued employee costs	18.0	12.4
Intangibles assets	11.4	9.5
Research and development expenses	17.0	20.9
Operating lease liabilities	—	11.1
Other	2.1	6.9

Deferred tax assets	62.9	83.0
Valuation allowances	—	(10.3)

Net deferred tax assets	62.9	72.7

Deferred tax liabilities
Intangibles assets	(41.2)	(81.8)
Undistributed earnings of subsidiaries	—	(41.7)
Property and equipment	(4.0)	(7.0)
Operating lease right-of-use assets	—	(10.3)
Other	(2.5)	(3.2)

Deferred tax liabilities	(47.7)	(144.0)

Net deferred tax assets (liabilities)	$15.2	$(71.3)

Deferred taxes are reported in the accompanying consolidated balance sheets as follows (in millions):

	December 31,
	2018	2019
Deferred tax assets, net	$39.7	$28.2
Deferred tax liabilities, net	(24.5)	(99.5)

Net deferred tax (liabilities) assets	$15.2	$(71.3)

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs.

Based on available evidence, management believes it is not more-likely-than-not that the net $10.3 million Israel and Germany deferred tax assets will be fully realizable. In those jurisdictions, the Company has recorded a valuation allowance against net deferred tax assets. The Company regularly reviews the deferred tax assets for recoverability based on all of the available positive and negative evidence, with a focus on historical taxable income, projected future taxable income, the expected timing of the reversals of existing taxable temporary differences and tax planning strategies by jurisdiction.

Playtika previously considered the earnings in its non-U.S. subsidiaries to be indefinitely reinvested and accordingly, recorded no deferred income taxes associated with such earnings. During the second quarter of 2019, the Company reevaluated its historic assertion and no longer consider the earnings of certain of its non-U.S. subsidiaries to be indefinitely reinvested since the cash generated from some of the foreign subsidiaries will be used to service the long-term debt in the U.S. As a result of the change in assertion, the impact of a repatriation of the undistributed earnings resulted in recording a deferred tax liability consisting of potential withholding and distribution taxes of $41.7 million as of December 31, 2019. Such deferred taxes were recognized as tax expenses. The change in assertion relates both retroactively, to historical earnings as well as prospectively to future earnings in the Company’s non-U.S. subsidiaries. For certain of the Company’s non-U.S. subsidiaries, for which the Company asserts that the undistributed earnings will be indefinitely reinvested, determination of the amount of any deferred income or withholding tax liability on these earnings is not practicable because of the complexities of the hypothetical calculation.

Income before income taxes is comprised as follows (in millions):

	Year ended December 31,
	2017	2018	2019
Domestic (U.S.)	$57.6	$111.8	$91.9
Foreign	280.2	318.9	344.4

Income before income taxes	$337.8	$430.7	$436.3

Effective income tax rate reconciliations:

	Year ended December 31,
	2017	2018	2019
US statutory tax rate	35.0%	21.0%	21.0%
Permanent items	1.1%	0.8%	1.3%
Effect of “Preferred Technology Enterprise” status	(3.9)%	(4.1)%	(5.3)%
Foreign tax rate differentials	(10.3)%	1.0%	3.6%
Adjustment of deferred tax balances following changes in tax rates	2.4%	—%	—%
Change in valuation allowance	—%	—%	2.4%
Repatriation of undistributed dividends	—%	—%	9.5%
Other	(0.5)%	2.8%	1.3%

Effective tax rate	23.8%	21.5%	33.8%

The provision for income taxes is comprised as follows (in millions):

	Year ended December 31,
	2017	2018	2019
Current	$75.2	$97.9	$106.6
Deferred	5.2	(5.2)	40.8

Total	$80.4	$92.7	$147.4

Domestic (U.S.)	$28.9	$23.6	$21.1
Foreign	51.5	69.1	126.3

Total	$80.4	$92.7	$147.4

	Year ended December 31,
	2017	2018	2019
U.S. Federal
Current	$8.2	$18.0	$12.0
Deferred	20.4	5.0	5.0

	$28.6	$23.0	$17.0

	Year ended December 31,
	2017	2018	2019
U.S. State
Current	$—	$0.3	$3.3
Deferred	0.3	0.3	0.8

	$0.3	$0.6	$4.1

Foreign
Current	$67.0	$79.6	$91.3
Deferred	(15.5)	(10.5)	35.0

	$51.5	$69.1	$126.3

Uncertain tax positions

A reconciliation of the opening and closing balances of total unrecognized tax benefits is as follows (in millions):

	Year ended December 31,
	2018	2019
Balance as of January 1	$23.0	$38.5
Increases in respect of current year tax positions	15.5	17.9

Balance as of December 31	$38.5	$56.4

The balance of total unrecognized tax benefits at December 31, 2019 is $56.4 million which, if recognized, would affect the effective tax rate in the Company’s statements of comprehensive income. The balance of the accrual relating to interest and penalties as of December 31, 2019 is $5.3 million. The Company does not expect that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

For the nine months ended September 30, 2019 and 2020 (unaudited)

	Nine months ended September 30,
(in millions, except tax rate)	2019	2020
	(Unaudited)
Income before income taxes	$383.4	$95.8
Provision for income taxes	124.5	79.7
Effective tax rate	32.5%	83.2%

The effective income tax rate for the nine months ended September 30, 2020 was 83.2%. This effective tax rate was determined using a worldwide estimated annual effective tax rate and took discrete items into consideration. The primary difference between the effective tax rate and the 21% U.S. federal statutory rate was due to significant non-deductible stock-based compensation expense for certain restricted stock units granted during the nine months ended September 30, 2020. Other differences were primarily due to the impact of accounting for return-to-provision adjustments, inclusion of Global Intangible Low-Taxed Income and geographic mix of earnings in countries with different statutory rates.

For the nine months ended September 30, 2019, provision for income taxes includes recognition of deferred tax liabilities with respect to undistributed earnings as mentioned above.

The Company continues to monitor tax implications resulting from new legislation passed in response to the COVID-19 pandemic in the federal, state and foreign jurisdictions where it has an income tax expense. The impact of COVID-19 pandemic related tax-measures recently enacted were not material for the nine months ended September 30, 2020.

NOTE 17. NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in millions, except share and per share data):

	Year ended December 31,			Nine months ended September 30,
	2017	2018	2019	2019	2020
				(Unaudited)
Numerator:
Net income	$257.4	$338.0	$288.9	$258.9	$16.1

Denominator:
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	945,000	945,000	945,000	945,000	956,446

Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	945,000	945,000	945,000	945,000	956,457

Net income per share, basic	$272.38	$357.67	$305.71	$273.97	$16.83

Net income per share, diluted	$272.38	$357.67	$305.71	$273.97	$16.83

As the Company only had one class of common shares outstanding prior to June 2020, there were no equity awards excluded from the computation of earnings per share for the years ended December 31, 2017, 2018 or 2019, or for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, the Company excluded all outstanding stock options from the calculation of diluted earnings per share as the impact would have been antidilutive.

NOTE 18. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Name and relationship of related parties:

Name	Relationship
Playtika Holding UK	Immediate parent company
Alpha	Ultimate parent company
Giant HK	Stockholder who has significant influence over the ultimate parent company

Transactions with related parties:

The following transactions occurred with related companies (in millions):

	Year ended December 31,
	2017	2018	2019
Loan received from Alpha	$92.0	$—	$—
Loan (extended to) Giant HK	(92.0)	—	—
Repayments (made to) Alpha	—	(24.0)	—
Repayments received from Giant HK	—	24.0	—
Loan due to Alpha offset with loan receivable	—	—	(68.0)
Loan due from Giant HK offset with loan payable	—	—	68.0

The Company borrowed $92 million from Alpha during 2017 and repaid $24 million during 2018. The loan bore interest at a rate of 4% per annum. The loan was to be repaid up to two years from the agreement date and could be extended upon written agreement. The Company recognized interest expense of $1.4 million, $3.1 million and $1.8 million during the years ended December 31, 2017, 2018 and 2019, respectively, related to this loan.

Also, the Company lent $92 million to Giant HK during 2017 and received $24 million during 2018. The loan bears interest rate of 4% per annum. The loan shall be repaid up to two years from the agreement date and can be extended upon written agreement. The Company recognized interest income of $1.4 million, $3.1 million and $1.8 million during the years ending on December 31, 2017, 2018 and 2019, respectively, related to this loan.

On August 20, 2019, Alpha and Giant HK agreed on the assignment of the agreement described above and accordingly the amount was off-set and the receivable loan balance considered as fully repaid.

Also in August 2019, the Company issued a $2.4 billion cash dividend to Playtika Holding UK.

NOTE 19. SUBSEQUENT EVENTS

In October 2020, 43,000 appreciation units held by Mr. Antokol under the 2021-2024 Retention Plan were cancelled. Pursuant to an amendment to the 2017-2020 Retention Plan adopted in October 2020, these cancelled appreciation units formerly held by Mr. Antokol will be considered “retired units” for purposes of the plan, and will be deemed to be outstanding and eligible for payment solely for purposes of determining the per unit value to be paid to participants, but no amounts will be paid to Mr. Antokol or otherwise with respect to such retired units.

Additionally, in October 2020, the Company’s board of directors approved the issuance of 14,637 RSUs to Mr. Antokol. The RSUs vest over four years, with 25% of the RSUs vesting on each of December 31, 2021, 2022, 2023 and 2024, subject to Mr. Antokol’s continued service on the applicable vesting date. Unrecognized stock-based compensation expenses related to these RSUs is approximately $123.4 million and is expected to be recognized over 4.25 years.

NOTE 20. SUBSEQUENT EVENTS (UNAUDITED)

On October 23, 2020, the Credit Agreement by and among Playtika, the lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, was amended, among other things, to remove the requirement for 50% of the net proceeds of a qualified initial public offering to be used for mandatory prepayment of the Term Loan, to permit the Company to request an additional $200.0 million of incremental revolving commitments from and after the occurrence of a qualified initial public offering, and to extend the requirement that any voluntary repayments of the Term Loan by the Company be redeemed at 101% of par value to February 10, 2021. The amendment did not require the Company to pay any amendment fee, and there are no accounting consequences associated with the amended terms.

On October 26, 2020, a patent infringement claim was filed against Playtika Holding Corp., Playtika Ltd. and Caesars Interactive Entertainment LLC in U.S. District Court, District of Nevada. The plaintiff alleges that the defendants are infringing certain patents related to certain of its games and is seeking monetary damages. Due to the early nature of this case, it is not possible to assess whether this case may be material to the Company. Playtika Holding Corp. and Playtika Ltd. intend to defend the case vigorously.

The Company performed a review for subsequent events through December 18, 2020, the date of these financial statements, and noted no other material items for disclosure.

Through and including                 ,                  (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee		$10,910
FINRA filing fee		15,500
Initial Nasdaq listing fee		25,000
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law, or the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since September 30, 2017, we have issued and sold the following securities:

1.	On June 26, 2020, we granted (i) stock options to employees representing an aggregate of 20,000 shares of our common stock under our 2020 Plan, with an exercise price of $7,481 per share, and (ii) RSUs to employees representing an aggregate of 35,000 shares of common stock under our 2020 Plan, of which 34,775 immediately vested.

2.	On October 8, 2020, we granted RSUs to Mr. Antokol representing an aggregate of 14,637 shares of common stock under our 2020 Plan.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following documents are filed as exhibits to this registration statement.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect

Exhibit Number	Description of Exhibit

3.2	Form of Amended and Restated Certificate of Incorporation, to be effective upon the completion of this offering

3.3	Amended and Restated Bylaws, as amended to date and as currently in effect

3.4	Form of Amended and Restated Bylaws, to be effective upon the completion of this offering

4.1	Form of Certificate of Common Stock

4.2	Equity Plan Stockholders Agreement, dated June 26, 2020, by and between Playtika Holding Corp. and certain of its stockholders

5.1*	Opinion of Latham & Watkins LLP

10.1	Form of Indemnification Agreement between Playtika Holding Corp. and its directors and officers

10.2#	Playtika Holding Corp. Amended and Restated Retention Plan

10.3#	Amendment No. 1 to Playtika Holding Corp. Amended and Restated Retention Plan

10.4#	Form of Executive Retention Award Agreement under Playtika Holding Corp. Amended and Restated Retention Plan

10.5#	Form of Non-Executive Retention Award Agreement under Playtika Holding Corp. Amended and Restated Retention Plan

10.6#	Form of Executive Appreciation Unit Award Agreement under Playtika Holding Corp. Amended and Restated Retention Plan

10.7#	Form of Non-Executive Appreciation Unit Award Agreement under Playtika Holding Corp. Amended and Restated Retention Plan

10.8#	Form of Noncompetition Agreement under Playtika Holding Corp. Amended and Restated Retention Plan

10.9#	Playtika Holding Corp. 2021-2024 Retention Plan

10.10#	Amendment No. 1 to Playtika Holding Corp. 2021-2024 Retention Plan

10.11#	Form of Executive Retention Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan

10.12#	Form of Non-Executive Retention Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan

10.13#	Form of Executive Appreciation Unit Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan

10.14#	Form of Non-Executive Appreciation Unit Award Agreement under 2021-2024 Playtika Holding Corp. Retention Plan

10.15#	Form of Amendment to Playtika Holding Corp. 2021-2024 Retention Plan Agreements dated June 26, 2020 with U.S. Executives

10.16#	Amendment to Appreciation Unit Award Agreements under 2021-2024 Playtika Holding Corp. Retention Plan between Playtika Holding Corp. and Robert Antokol

10.17#	2020 Incentive Award Plan, including Sub-Plan for Israeli Participants

10.18#	Amendment No. 1 to Playtika Holding Corp. 2020 Incentive Award Plan

10.19#	Form of Restricted Stock Unit Agreement under 2020 Incentive Award Plan

10.20#	Form of Restricted Stock Unit Agreement for Israeli Participants under 2020 Incentive Award Plan

Exhibit Number	Description of Exhibit

10.21#	Form of Stock Option Agreement under 2020 Incentive Award Plan

10.22#	Form of Stock Option Agreement for Israeli Participants under 2020 Incentive Award Plan

10.23#*	2020 Employee Stock Purchase Plan

10.24	Credit Agreement, dated as of December 10, 2019, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto

10.25	Incremental Assumption Agreement No. 1, dated as of June 15, 2020, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto

10.26	First Amendment to Credit Agreement, dated as of October 23, 2020, among Playtika Holding Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties thereto

10.27#	Employment Agreement, dated as of December 20, 2011, by and between Playtika Ltd. and Robert Antokol

10.28#	Employment Agreement, dated as of May 16, 2010, by and between Playtika Ltd. and Ira Holtzer

10.29#	Employment Agreement, dated as of March 15, 2017, by and between Playtika Ltd. and Nir Korczak

10.30#	Employment Agreement, dated as of April 2, 2018, by and between Playtika Ltd. and Yael Yehudai

10.31#	Employment Agreement, dated as of December 4, 2011, by and between Playtika Ltd. and Shlomi Aizenberg

10.32#	Employment Agreement, dated as of May 25, 2011, by and between Playtika Ltd. and Ofer Kinberg

10.32.1#	Amendment to Employment Agreement, dated as of December 15, 2014, by and between Playtika Ltd. and Ofer Kinberg

21.1	List of Significant Subsidiaries of the Registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya Pituarch, in the Country of Israel, on this 18th day of December, 2020.

PLAYTIKA HOLDING CORP.
By:	/s/ Robert Antokol
Robert Antokol
Chief Executive Officer and Chairperson of the Board

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Playtika Holding Corp., hereby severally constitute and appoint Robert Antokol and Craig Abrahams, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Robert Antokol Robert Antokol	Chief Executive Officer (principal executive officer) and Chairperson of the Board of Directors	December 18, 2020

/s/ Craig Abrahams Craig Abrahams	President and Chief Financial Officer (principal financial officer)	December 18, 2020

/s/ Troy J. Vanke Troy J. Vanke	Chief Accounting Officer (principal accounting officer)	December 18, 2020

/s/ Wei Liu Wei Liu	Director	December 18, 2020

/s/ Marc Beilinson Marc Beilinson	Director	December 18, 2020

/s/ Bing Yuan Bing Yuan	Director	December 18, 2020

Signature	Title	Date

/s/ Tian Lin Tian Lin	Director	December 18, 2020